COPY

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) 07/18/14	OFFICIAL USE ONLY

RECEIVED 2014 JUL 23 AM 11:15 SEC / MR

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS


14035124

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 07/18/14 (MM/DD/YY) EDGA Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 18th day of July (Month), 2014 (Year) by Teresa Laffoon (Notary Public)

My Commission expires 03-27-2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.


NOTARY PUBLIC
STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-16

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. EDGX Exchange, Inc., an affiliate of EDGA Exchange, Inc., filed, at the same time as this filing, financial statements for the year ended December 31, 2013 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

2. For the financial statements of Direct Edge, Inc. the parent of EDGA Exchange Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

3. For the financial statements of Direct Edge Holdings LLC, the parent of Direct Edge, Inc., please refer to the attachment submitted as part of Exhibit I to this Form 1.

4. For the financial statements of Direct Edge ECN LLC d/b/a DE Route, an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

5. For the financial statements of BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

6. For the financial statements of BATS Trading, Inc., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

7. For the financial statements of BATS Exchange, Inc., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

8. For the financial statements of BATS Y-Exchange, Inc., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

9. For the financial statements of BATS FX, Inc., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

10. For the financial statements of Omicron Intermediate Holdings Corp., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

11. For the financial statements of Omicron Holdings Corp., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

12. For the financial statements of Omicron Acquisition Corp., an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

13. For the financial statements of BATS Trading Limited, an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

14. For the financial statements of Chi-X Europe Limited, an affiliate of EDGA Exchange, Inc. please refer to the attachment submitted as part of Exhibit I to this Form 1.

Direct Edge ECN LLC
d/b/a DE Route

Financial Statements and
Supplementary Schedules Pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934
December 31, 2013
(Confidential treatment requested)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd.
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derick Shupe 913-815-7189
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen Badach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Edge ECN LLC d/b/a DE Route, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROWENA B BASALATAN
My Commission Expires
August 5, 2018

Signature

Chief Financial Officer
Title

Rowena B. Basalatan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Auditor's Report

To the Member of
Direct Edge ECN LLC (d/b/a DE Route):

We have audited the accompanying financial statements of Direct Edge ECN LLC, (d/b/a DE Route) ("DE Route"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DE Route at December 31, 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2014

Direct Edge ECN LLC d/b/a DE Route
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 5,886,103
Intercompany receivable	4,159,060
Other assets	253,034
Total assets	$ 10,298,197
Liabilities and Member's Equity	
Liabilities	
Payable to brokers and dealers	$ 2,891,913
Intercompany payable	253,628
Total liabilities	3,145,541
Commitments and contingent liabilities (Note 3)	
Member's equity	
Total member's equity	7,152,656
Total liabilities and member's equity	$ 10,298,197

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC d/b/a DE Route
Statement of Operations
Year Ended December 31, 2013

Revenues	
Commissions and fees	$ 60,375,146
Other revenues	8,851
Total revenues	60,383,997
Expenses	
Execution, routing and clearance fees	54,014,590
General, administrative and other	4,128,336
Total expenses	58,142,926
Net income	$ 2,241,071

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC d/b/a DE Route
Statement of Changes in Member's Equity
Year Ended December 31, 2013

	Member's Equity
Balance, December 31, 2012	$ 12,911,585
Distribution to Parent	(8,000,000)
Net income	2,241,071
Balance, December 31, 2013	$ 7,152,656

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC d/b/a DE Route
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 2,241,071
Adjustments to reconcile net income to	
net cash provided by operating activities	
(Increase) decrease in operating assets	
Intercompany receivable	651,661
Other assets	(253,034)
Increase (decrease) in operating liabilities	
Payable to brokers and dealers	407,758
Intercompany payable	(26,194)
Net cash provided by operating activities	3,021,262
Cash flows from financing activities	
Distribution to Parent	(8,000,000)
Net cash used in financing activities	(8,000,000)
Decrease in cash and cash equivalents	(4,978,738)
Cash and cash equivalents	
Beginning of year	10,864,841
End of year	$ 5,886,103

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Direct Edge ECN, LLC d/b/a DE Route (the "Company"), a Delaware limited liability company, operates as a routing broker-dealer for its affiliate stock exchanges, EDGA Exchange Inc ("EDGA") and EDGX Exchange Inc ("EDGX"), collectively the "Exchanges", by sending orders to other market centers for execution in accordance with the Exchanges' member order instructions and requirements. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, Nasdaq Stock Market, New York Stock Exchange, EDGA and EDGX. The Company's sole member is Direct Edge Holdings, LLC (the "Parent").

On August 26, 2013, the Parent announced a definitive merger agreement with BATS Global Markets. As a result of the merger, the former members of the Parent will own 30% of the combined company to be created as a result of the merger. See Footnote 7, Subsequent Events, for further information

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent short-term investments with an original maturity of less than 90 days. The carrying amount of $3,697,370 approximates its fair value due to the short-term nature of these instruments.

Broker Dealer Activities
The Company records revenue earned from the Exchanges for routing orders to other liquidity destinations, and related expenses, including execution, clearance fees and activity remittance fees, on a trade date basis. Any amount receivable at December 31, 2013 is recorded as intercompany receivable.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

General, administrative and other
Included in general, administrative and other is a monthly charge by an affiliate of the Company, Direct Edge Inc ("DEI"), for certain allocated expenses paid by DEI. These expenses include communications, data processing and depreciation which are allocated based on volume of transactions. These expenses also include employee compensation and benefits, professional fees

and other expenses which are allocated based on expenses which specifically relate to the Company.

Income Taxes
The Company does not provide for income taxes in the accompanying financial statements. Under current federal, state and local tax laws, a limited liability company with only one member is disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As the Company has not made such an election, the Company is disregarded as an entity separate from its owner and is not subject to federal, state, or local income taxes.

3. Commitments and Contingent Liabilities

ASC 460-10, "Guarantees", requires the disclosure of the representations and warranties that the Company enters into which may provide general indemnifications to others. The Company, in its normal course of business, may enter into legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company's management expects the risk of loss to be remote.

The Company, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

4. Related Party Transactions

The Company holds an expense sharing agreement with DEI, where DEI charges the Company for overhead expenses including employee compensation and benefits, communication and data processing, depreciation, professional fees, and other.

During 2013, these expenses amounted to:

Communications and data processing	$ 2,950,626
Depreciation	644,211
Professional fees	306,252
Employee compensation and benefits	216,536
Other	10,711
	$ 4,128,336

At December 31, 2013, the amount payable to DEI of $253,628 is included within the intercompany payable balance.

The Company receives revenue from EDGA and from EDGX for routing services performed on behalf of EDGA and EDGX, respectively, based upon such routing and clearing fees. In addition, the Company is also required to pay route fees to EDGA for orders received from EDGX and routed to EDGA and required to pay route fees to EDGX for orders received from EDGA and routed to EDGX. During 2013, commissions and fees earned for routing services performed on behalf of EDGA and EDGX amounted to $33,251,720 and $16,051,452, respectively. During 2013, route fees accrued or paid to EDGA and EDGX amounted to $728,311 and $11,678,164, respectively. In addition, the Company has $8,230,487 of activity remittance fees earned from the Exchanges included in commissions and fees on the Statement of Operations. At December 31, 2013, $4,159,060 is receivable by the Company from EDGA and EDGX for routing services, route fees and activity remittance fees and is included in intercompany receivable on the Statement of Financial Condition.

The Company routes transactions to three member affiliates. These affiliates either rebate or charge fees to the Company for these transactions. During 2013, transaction fees paid or accrued amounted to $184,528 and rebates received or accrued amounted to $1,180,022.

5. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the Exchanges. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

6. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2013, the Company had net capital of $2,740,562 which was $2,530,859 in excess of its required net capital of $209,703.

7. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents, intercompany receivable and payable and payable to brokers and dealers.

The Company's Level 1 financial instruments represent cash and cash equivalents.

The Company's remaining financial instruments would be characterized as Level 2.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2014, which is the date the Financial Statements were issued and identified the following matter. On January 31, 2014, as discussed in Footnote 1, the Parent received approval from the Securities and Exchange Commission and completed the merger with BATS Global Markets.

Direct Edge ECN LLC d/b/a DE Route
Computation for Net Capital Under SEC Rule 15c3-1
December 31, 2013

Supplementary Schedule I

Computation of Net Capital	
Total member's equity	$ 7,152,656
Nonallowable assets and deductions and charges	
Nonallowable assets	
Intercompany receivable	4,159,060
Other assets	253,034
Tentative net capital	2,740,562
Net capital	$ 2,740,562
Computation of basic net capital requirement	
Aggregate indebtedness	
Payable to brokers and dealers	$ 2,891,913
Intercompany payable	253,628
Total aggregate indebtedness	$ 3,145,541
Net capital requirement	
(the greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 209,703
Excess net capital	$ 2,530,859
Percentage of aggregate indebtedness to net capital	114.78%

The Company has claimed exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

Direct Edge Holdings LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2013

Direct Edge Holdings LLC and Subsidiaries
Index
December 31, 2013



Independent Auditor's Report

To the Members of
Direct Edge Holdings LLC

We have audited the accompanying consolidated financial statements of Direct Edge Holdings LLC, which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statement of operations, consolidated changes in members' equity and cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Direct Edge Holdings LLC at December 31, 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 17, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2013

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	77,700
Receivables from brokers, dealers and clearing organizations		48,485
Fixed assets, at cost, less accumulated depreciation and amortization of $31,253		14,264
Goodwill		34,783
Deferred tax asset		36,546
Intangible assets		1,139
Other assets		3,655
Total assets	$	216,572
Liabilities and Members' Equity		
Liabilities		
Payable to brokers and dealers	$	2,892
Rebates payable		12,954
Activity remittance fees payable		35,151
Loans payable		6,000
Accrued compensation		10,472
Accrued expenses and other liabilities		7,013
Total liabilities	$	74,482
Commitments and contingent liabilities (Note 6)		
Members' equity		
Total members' equity		142,090
Total liabilities and members' equity	$	216,572

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Operations
Year Ended December 31, 2013

(Dollars in thousands)

Revenues		
Commissions and fees	$	557,425
Market data		51,877
Connectivity and member fees		25,951
Other revenues		40
Total revenues	$	635,293
Expenses		
Rebates		366,108
Execution, routing and clearance fees		157,705
Communications and data processing		26,334
Employee compensation and benefits		31,799
Depreciation and amortization		6,861
Professional fees		15,067
Other		4,887
Total expenses	$	608,761
Net income before taxes	$	26,532
Income taxes		11,712
Net Income	$	14,820

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Changes in Members' Equity
Year Ended December 31, 2013

(Dollars in thousands)		
Balance, December 31, 2012 (as reported)	$	127,621
Adjustment to Members' Equity, January 1, 2012 (see note 9)		(1,859)
Balance, January 1, 2012 (as revised)	$	125,762
Additional paid in capital - stock options		1,508
Net income		14,820
Balance, December 31, 2013	$	142,090

The accompanying notes are an integral part of the consolidated financial statements.

Direct Edge Holdings LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2013

(Dollars in thousands)		
Cash flows from operating activities		
Net income	$	14,820
Adjustments to reconcile net income to		
net cash provided by operating activities		
Depreciation and amortization		6,861
Deferred tax asset		3,297
Stock Option amortization		1,508
(Increase) decrease in operating assets		
Receivable from brokers, dealers and clearing organizations		(1,760)
Other assets		3,055
Increase (decrease) in operating liabilities		
Rebates payable		(634)
Accrued compensation		3,637
Payable to brokers and dealers		408
Activity remittance fees payable		(724)
Accrued expenses and other liabilities		3,445
Net cash provided by operating activities	$	33,913
Cash flows from investing activities		
Purchases of fixed assets		(9,231)
Net cash used in investing activities	$	(9,231)
Cash flows from financing activities		
Loan payable		(19,000)
Net cash used in financing activities	$	(19,000)
Increase in cash and cash equivalents	$	5,682
Cash and cash equivalents		
Beginning of year	$	72,018
End of year	$	77,700

SUPPLEMENTAL DISCLOSURES

Cash payments for income taxes, net of refunds, were $2.3 million and for interest was $325 thousand for the year ended December 31, 2013.

The accompanying notes are an integral part of the consolidated financial statements.

1. Organization and Description of the Business

Direct Edge Holdings LLC, (the "Company"), a Delaware limited liability company, is the parent company of two wholly owned operating subsidiaries, Direct Edge ECN, LLC, d/b/a DE Route ("DER") and Direct Edge Inc ("DEI"). The Company has no business operations beyond its status as a holding company.

DEI is the parent company of two wholly owned subsidiaries, EDGA Exchange Inc ("EDGA") and EDGX Exchange Inc ("EDGX"), collectively the "Exchanges". EDGA and EDGX independently operate as national securities exchanges. DEI's operations are limited to facilitating connectivity and member services to both EDGA and EDGX.

DER operates as a routing broker-dealer for the Exchanges, by sending orders to other market centers for execution in accordance with the Exchanges' member order instructions and requirements. DER is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, Nasdaq Stock Market, New York Stock Exchange, EDGA and EDGX.

On August 26, 2013, the Company announced a definitive merger agreement with BATS Global Markets. As a result of the merger, the former members of the Company will own 30% of the combined company to be created as a result of the merger. See Footnote 14, Subsequent Events, for further information.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent short-term investments with an original maturity of less than 90 days and cash. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. As of December 31, 2013 the balance principally consist of short term investments and cash held of $75.5 million.

Broker Dealer and Exchange Activities

Commissions and fees earned and related expenses, including execution and clearance fees and rebates are recorded on a trade date basis. Fees include commissions and fees earned and trade expenses incurred by DER and the Exchanges. The Company pays Section 31 fees to the Securities and Exchange Commission for supervision and regulation of securities markets. This regulatory sales fee is in turn charged to the members of the Exchanges. Any amount receivable at December 31, 2013 is recorded as activity remittance fee receivable.

Market Data Revenue

As members of the Consolidated Tape Association and the Unlisted Trading Privileges plan, the Company earns market data revenue for displaying its quotes and reporting its trades. Revenue is based on the Company's quote and trade reporting activity. Revenue is recorded for the period transaction data is provided on an accrual basis.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the consolidated Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and Amortization
Furniture and fixtures, computer hardware, software, equipment and intangible assets are being depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the improvements. In accordance with the provisions of subtopic 350 of the FASB Accounting Standards Codification for Intangibles-Goodwill and other ("ASC 350"), the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits incurred from the commencement of the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Goodwill and Intangible Assets
The Company applies the provisions of ASC 350, which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Income Taxes
The Company is a Limited Liability Company, and as such, does not file consolidated federal income tax returns. The Company pays state income taxes in select states where business activities require such payments.

DEI is established as a corporation and files a consolidated federal income tax return. For state and local income tax returns, DEI follows state guidelines, filing either a consolidated return, or filing separate returns for DEI and each of its subsidiaries.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the DEI consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not realizable.

The Company has adopted guidance on accounting for uncertainty in income taxes. This guidance describes how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements to determine whether the tax positions meet the "more-likely-than-not" criteria to be sustained by the applicable tax authority. Tax benefits related to positions that do not meet the "more-likely-than-not" threshold would not be recognized in the current year.

The Company policy is to accrue interest and penalties associated with unrecognizable tax benefits in income tax expense in the Statement of Operations, and the corresponding liability in income taxes payable or income taxes receivable, net in the Statement of Financial Condition.

Stock-Based Compensation
Employees of the Company participate in a stock option plan (the "Stock Plan"). The purpose of the Stock Plan is to provide long-term incentive compensation, in the form of the Company's stock-related awards, to employees.

Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over a period of 5 years.

Certain employees of the Company also participate in a phantom stock unit plan ("PSUP"). The PSUP was created to provide a long term incentive to employees who started at an early stage of the Company. No grants have been made under this plan since June, 2010. Terms of the PSUP are such that payment for units granted occurs only upon a change in control, as defined by the plan. Given the contingent nature of the PSUP, expense related to the settlement of units will be recorded only upon a change in control.

In 2011 and 2012, subsequent and related to two extraordinary distributions to members, the Company established Restricted Cash Awards for PSUP unit holders under the terms and conditions of the Restricted Cash Award Agreements. Such awards established deferred cash payment to be paid to each PSUP unit holder pursuant to the terms and conditions of the Restricted Cash Award Agreements.

3. Receivables from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations primarily represents net commissions of $21.8 million, market data receivables of $12.6 million, regulatory sales fee receivable of $10.4 million, and connectivity and member fees receivable of $3.6 million.

4. Goodwill and Intangible Assets

At December 31, 2013, the Company had goodwill of $34.8 million. Goodwill of $11.0 million resulted from the purchase of DER by its initial investor and $23.8 million resulted from the purchase of the ISE on December 23, 2008.

At December 31, 2013, the Company had intangible assets with definitive lives of $1.1 million, net of $336 thousand of amortization. The net intangible assets resulted from the purchase of memberships to the Consolidated Tape Association and Unlisted Trading Privileges plan.

Under ASC 350, goodwill and intangible assets with indefinite lives are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. During 2013, the Company tested the goodwill and intangible assets for impairment based on its assessment of fair value of the reporting unit in comparison to its book value and concluded that there was no impairment.

5. Fixed Assets

(Dollars in thousands)
Fixed assets comprise the following:

Computer software	$	22,999
Computer hardware		13,423
Equipment		1,397
Leasehold improvements		6,255
Furniture and fixtures		1,443
	$	45,517
Less: Accumulated depreciation and amortization		(31,253)
Tota fixed assets	$	14,264

6. Commitments and Contingent Liabilities

The Company and its subsidiaries, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

DEI has an obligation under a sublease agreement for office space with Knight Capital Group ("KCG") extended to 2021 with certain rental increases included within the agreement. Aggregate annual rent for office space at December 31, 2013 is listed below:

(Dollars in thousands)		
2014	$	1,078
2015		1,078
2016		1,097
2017		1,191
2018		1,191
2019 and later years		2,581
	$	8,216

Occupancy expense for 2013 was $1.3 million and is included in other expenses on the Statement of Operations.

The Company has an obligation under a lease agreement for certain hardware extended to 2013. Aggregate annual lease expense for the hardware at December 31, 2013 is listed below:

(Dollars in thousands)		
2014	$	5,279
2015		3,409
2016		2,089
2017		642
	$	11,419

Expenses relating to lease agreements for hardware for 2013 were $6.0 million and included within communication and data processing on the Statement of Operations.

7. Loans and Credit

In December 2012, DEI entered into a credit agreement with the Bank of Montreal. The agreement provides DEI a revolving credit line of up to $50.0 million until December 7, 2015, the date of termination. The Company is a guarantor of this agreement. Terms include the ability for DEI to choose amongst interest rate options, which each have varying repayment and other terms. In addition to the interest assessed on the borrowed amount, an additional fee will be assessed on the unused portion of the $50.0 million available as well as a non-refundable upfront fee of 0.5% on the amount of Commitment at the closing date, regardless of whether any credit is use. Under the conditions of the agreement, the Company must maintain a leverage ratio of under 2:1 and a fixed charge covered ratio of at least 1.3:1. During 2013, interest expense related to the revolver, included in the other expense line on the Statement of Operations, was $355 thousand and is contained in the other expense line on the Statement of Operations. At December 31, 2013, the Company had $6.0 million in loans outstanding, the leverage ratio was .2:1 and the fixed charge ratio was 3:1.

8. Employee Benefit Plans

Employees of DEI are eligible to participate in a 401(k) profit sharing plan (the "Plan"). In July of 2009, the Company became its sole administrator. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each participant, up to certain limits. For 2013, the total expense recognized by the Company and included in Employee compensation and benefits on the Statement of Operations with respect to the Plan was approximately $752 thousand.

In August 2010, the Company created a Stock Option Plan, in which employees receive stock units as a portion of their total compensation. Awards vest, with certain restrictions on exercisability, over the earlier of three years or upon a change in control. Subject to vesting, awards are exercisable on the earliest of a change in control, an IPO or five years from the grant date. Awards are no longer exercisable ten years from the grant date, and are canceled if employment is terminated before the end of the relevant vesting period.

The Company measures compensation cost related to the option awards based on the estimated fair value of the Company at the date of grant and utilizing assumptions such as the risk free rate and expected life of the option of 6.75 years to determine the grant price per option. For 2013, the total expense recognized by the Company and included in Employee compensation and benefits on the Statement of Operations with respect to the Stock Option Plan was $1.5 million. The following table summarizes share activity during 2013:

	No. of Options	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2012	485,365	$ 16.73
Granted	-	-
Exercised	-	-
Surrendered	(9,941)	17.14
Outstanding at December 31, 2013	475,424	$ 16.72

There is $2.8 million of unamortized compensation related to the unvested awards outstanding at December 31, 2013. The cost of these unvested awards is expected to be recognized over the weighted average remaining life of 1.8 years.

9. Income Taxes

The Company is a multiple-member limited liability company that is treated as a partnership for federal income tax purposes and, accordingly, is not subject to federal and state corporate income taxes. The domestic corporate subsidiaries of the Company, DEI and the Exchanges, are subject to federal, state and local income taxes and will be included in the filing of a consolidated federal income tax return with combined and separate state and local income tax returns being filed.

The Company's provision for income taxes consists of the following:

(Dollars in thousands)	
Current	
Federal	$ 5,947
State	2,468
Total Current Tax	$ 8,415
Deferred	
Federal	$ 2,670
State	627
Total Deferred Tax	$ 3,297
Provision for Income Tax	$ 11,712

The difference between the Company's consolidated effective tax rate of 44% and the U.S. federal statutory tax rate of 35% is primarily due to state and local income taxes net of federal benefit, non-deductible transactions costs and income earned at the partnership level that is not subject to income tax.

DEI has an effective tax rate of 49% and DEH, including DER, has an effective tax rate of 0%.

The Company's deferred tax assets/(liabilities) included in Deferred tax assets on the Statement of Financial Condition are as follows:

(Dollars in thousands)	
Deferred Tax Assets	
Goodwill	$ 39,014
Stock Compensation	2,224
Other	1,377
Total Deferred Tax Assets	$ 42,615
Deferred Tax Liabilities	
Goodwill	$ (2,569)
Internally developed software	(1,628)
Fixed Assets	(1,872)
Total Deferred Tax Liabilities	$ (6,069)
Net Deferred Tax Asset	$ 36,546

Based on its recent history of cumulative earnings, the Company believes that its net deferred tax assets are more likely than not realizable and accordingly has not recorded a valuation allowance. During 2013, the Company revised the members' equity beginning balance to properly reflect the deferred tax balance related to fixed assets. This error was not material to previously issued financial statements.

As for liabilities for uncertain tax positions, the Company had no liabilities at the beginning of 2013 and no liabilities for uncertain tax liabilities at year-end. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company has open tax years for U.S. federal income tax and various state filings for calendar tax years ending 2010 and forward. DEI is currently under examination by the New York State tax authorities for their corporate tax returns for the years ended 2010 through 2012.

10. Related Party Transactions

On July 23, 2007, the Company entered into a Transition Services Agreement ("TSA") with KCG. Under the terms of the agreement, KCG would provide certain technological and administrative services, in addition to facility overhead, to the Company as it transitioned from a wholly-owned subsidiary to a majority-owned subsidiary. The contract remained in effect as the Company transitioned from a majority-owned subsidiary to an independent company. In 2013, expense related to the TSA amounted to $204 thousand which is included in the relevant line items on the consolidated Statement of Operations. In addition to the TSA, the Company holds a sublease agreement for office space with Knight Equity Markets, an affiliate of KCG, which amounted to $1.1 million during 2013 and is included within other expenses on the consolidated Statement of Operations.

Prior to the merger with the ISE LLC, the Company entered into a "Regulatory Services Agreement." The agreement commenced with the close of the acquisition of the ISE by the Company and was terminated in August 2013. Under the terms of the agreement, the ISE LLC would provide certain regulatory oversight services to the ISE Stock Exchange. In November 2010, the Company entered into a "Mutual Services Agreement," under which the ISE and the Company charge each other for mutually provided technological services. During 2013, expense related to the Regulatory Services agreement and Mutual Services Agreement was $521 thousand, and $1.7 million respectively. The Company charged the ISE $650 thousand in relation to the Mutual Services Agreement.

During 2013, three members of the Company were also members of the Exchanges. During 2013, commissions earned, net of rebates paid or accrued to those members, amounted to $28.9 million and membership and connectivity fees amounted to $5.0 million.

The Company routes transactions to three member affiliates. These affiliates either rebate or charge fees to the Company for these transactions. During 2013 rebates received or accrued, net of transaction fees paid or accrued amounted to $989 thousand.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

DER clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of DER's credit exposures are concentrated with the clearing broker and the Exchanges. Additionally, pursuant to the terms and conditions between DER and the clearing broker, the clearing broker has the right to charge DER for losses that result from a counterparty's failure to fulfill its obligations. DER has the ability to pursue collection from or performance of the counterparty. DER's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge DER has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

12. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents, receivable and payable to brokers and dealers, rebates payable, activity remittance fees payable, accrued compensation expenses and other liabilities and long-term debt.

The Company's Level 1 financial instruments represent cash and cash equivalents.

The Company's remaining financial instruments would be characterized as Level 2.

13. Net Capital Requirements

DER is a member of FINRA and is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the SEC, which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2013, Direct Edge had net capital of $2.7 million which was $2.5 million in excess of the amount required of $210 thousand. The percentage of aggregate indebtedness to net capital was 114.78%.

DER is exempt from the SEC Rule 15c3-3 under Paragraph (k)(2)(ii) because all transactions are cleared through another broker-dealer on a fully disclosed basis.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through March 17, 2014, which is the date the consolidated Financial Statements were issued and identified the following matters. On January 31, 2014 the Company received approval from the Securities and Exchange Commission and completed the merger with BATS Global Markets. As a result of the transaction, all outstanding options granted under the Stock Plan, all units granted under the PSUP and all restricted cash awards associated with the PSUP were fully vested and exercised. The expense associated with the exercising of the Stock Plan options, the PSUP units and the restricted cash awards was $2.8 million, $20.2 million and $2.9 million, respectively. Additionally, the credit agreement with the Bank of Montreal, see footnote 7, was terminated.

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
	$12,342,944.05	$4,300,855.90	$11,980,258.31	$8,613,261.79	$3,922,536.20	$10,169,604.11	$13,919,937.97	$10,900,145.52	$14,363,716.17	$20,620,527.16	$25,731,845.80	$27,641,479.11	$29,364,065.63
	2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,613,370.13	2,671,927.90	3,044,638.68	3,229,043.39	2,422,811.98	3,220,453.66	3,062,802.51	3,743,908.32	3,525,393.51
	11,795,967.93	11,565,954.31	11,479,561.58	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46	12,533,843.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,264,337.76
	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
	1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
	8,862,781.90	11,242,034.74	6,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,645.82	10,953,840.54	11,616,753.28	7,326,294.78	6,936,724.40	6,270,309.02	5,980,123.43
	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
	3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,256,690.76	4,741,081.04	4,385,503.81	4,483,402.72	4,141,753.87	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
	92,641,126.51	**87,081,664.04**	**89,966,067.72**	**92,567,706.10**	**92,707,868.31**	**92,625,355.60**	**93,168,061.90**	**96,030,645.10**	**99,304,877.28**	**102,033,885.43**	**106,787,176.56**	**109,234,564.53**	**105,127,377.65**
									26.70				
Clearing Organizations						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
	7,719,156.27	2,635,534.31	4,692,493.10	6,502,779.79	7,833,319.64	9,134,030.28	8,803,530.51	12,058,304.03	13,564,305.28	14,732,667.19	18,008,247.15	18,871,205.16	17,485,237.97
	32,719,156.27	**15,135,534.31**	**17,192,493.10**	**19,002,779.79**	**18,333,319.64**	**17,148,635.54**	**16,814,780.51**	**18,066,326.50**	**19,576,104.45**	**20,748,189.66**	**24,023,247.15**	**24,889,955.16**	**23,491,590.49**
	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
	11,306,070.69	12,200,230.18	12,897,675.07	13,559,026.76	14,238,649.12	15,210,820.51	15,957,381.84	17,438,419.05	19,082,873.28	20,519,796.22	21,878,029.86	23,338,709.82	20,511,990.61
	59,921,970.24	**71,946,129.73**	**72,773,574.62**	**73,564,926.31**	**74,374,548.67**	**75,476,720.06**	**76,353,281.39**	**77,964,318.60**	**79,728,772.83**	**81,285,695.77**	**82,763,929.41**	**84,344,609.37**	**81,635,787.16**
	92,641,126.51	**87,081,664.04**	**89,966,067.72**	**92,567,706.10**	**92,707,868.31**	**92,625,355.60**	**93,168,061.90**	**96,030,645.10**	**99,304,877.28**	**102,033,885.43**	**106,787,176.56**	**109,234,564.53**	**105,127,377.65**

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
ɔount													
								5.00					
	11,587,824.74	3,288,261.87	11,686,242.58	8,319,476.50	3,628,915.51	9,876,147.70	13,626,818.12	10,607,012.12	14,070,750.41	20,327,719.07	25,435,639.10	27,356,770.93	28,798,996.80
	755,119.31	1,012,594.03	294,015.73	293,785.29	293,620.69	293,456.41	293,119.85	293,128.40	292,965.76	292,808.09	296,206.70	284,708.18	565,068.83
	12,342,944.05	4,300,855.90	11,980,258.31	8,613,261.79	3,922,536.20	10,169,604.11	13,919,937.97	10,900,145.52	14,363,716.17	20,620,527.16	25,731,845.80	27,641,479.11	29,364,065.63
ɜ:													
	(341,374.25)	(299,122.02)	(224,288.95)	(177,397.32)	(226,263.47)	(256,122.13)	(281,122.13)	(288,125.86)	(332,268.95)	(346,666.96)	(427,542.47)	(267,454.59)	(138,203.83)
	2,525,706.80	2,822,870.90	3,181,081.45	3,247,918.14	2,773,027.67	2,777,685.39	3,102,133.57	3,222,153.01	2,392,957.45	3,430,712.15	3,379,383.82	3,891,355.88	3,585,343.48
	135,330.26	67,590.13	141,955.06	204,341.06	67,590.13	146,490.13	219,752.73	291,141.73	362,530.73	86,815.71	61,368.40	70,414.27	28,800.00
	3,874.51	3,874.51	37,270.69	(75,992.84)	3,874.51	3,874.51	3,874.51	3,874.51	(407.25)	49,592.76	49,592.76	49,592.76	49,453.86
	(4,858.75)	(4,858.71)	(4,858.71)	(4,858.71)	(4,858.71)								
	2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,613,370.13	2,671,927.90	3,044,638.68	3,229,043.39	2,422,811.98	3,220,453.66	3,062,802.51	3,743,908.32	3,525,393.51
vements Less Depreciation:													
	7,457,568.85	7,480,131.03	7,642,532.47	7,978,262.78	8,036,858.19	8,139,628.15	8,169,767.75	8,733,512.09	9,191,246.12	10,471,934.26	10,493,918.26	10,513,061.61	10,532,363.76
	7,437,476.74	7,437,476.74	7,445,476.74	7,468,972.95	7,603,342.95	7,613,856.75	7,613,856.75	8,255,943.61	8,255,943.61	8,255,943.61	8,255,943.61	8,378,051.60	8,378,051.60
	907,919.57	907,919.57	907,919.57	907,919.57	947,996.43	947,996.43	947,996.43	947,996.43	1,035,396.93	1,029,996.93	1,029,996.93	1,029,996.93	1,029,996.93
	177,181.32	253,320.07	253,320.07	264,629.87	304,214.15	304,214.15	304,214.15	304,214.15	304,214.15	304,214.15	355,108.22	366,705.56	366,705.56
	5,112,151.42	5,112,865.42	5,119,397.42	5,119,397.42	5,198,913.83	5,261,802.99	5,278,219.69	5,494,960.25	5,673,175.16	5,870,141.18	6,143,871.37	6,218,451.56	6,254,567.81
	1,245,670.21	1,245,670.21	1,245,670.21	1,246,871.75	1,248,057.61	1,249,278.75	1,366,136.99	1,377,062.35	1,389,988.54	1,394,904.57	1,394,904.57	1,394,904.57	1,444,445.57
	12,042,738.40	12,233,125.73	12,423,513.06	12,655,563.40	12,859,838.40	13,064,113.40	13,330,234.23	13,555,124.50	13,780,014.77	13,931,264.29	14,164,801.79	14,398,340.20	14,621,152.70
	(89.19)	0.81	0.81	0.81	0.81	0.81	0.81	0.81			(10,992.00)		
	(3,700,639.19)	(3,885,084.04)	(4,047,311.79)	(4,234,625.64)	(4,416,473.17)	(4,599,859.48)	(4,777,026.16)	(4,972,691.07)	(5,180,268.98)	(5,411,234.52)	(5,646,834.24)	(5,880,559.52)	(6,125,902.34)
	(1,895,098.20)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,923,303.93)	(1,927,700.71)	(1,949,596.55)	(1,976,949.10)
	(6,383,325.17)	(6,447,304.75)	(6,496,190.38)	(6,550,161.20)	(6,605,553.81)	(6,663,090.22)	(6,718,296.17)	(6,793,503.55)	(6,868,512.73)	(6,939,237.95)	(7,013,112.15)	(7,085,511.94)	(7,156,203.69)
	(884,349.03)	(892,513.11)	(899,887.12)	(908,051.20)	(909,148.20)	(910,281.76)	(911,378.76)	(912,512.32)	(916,117.98)	(914,075.70)	(917,681.36)	(921,170.71)	(924,776.33)
	(145,377.31)	(149,677.85)	(153,562.21)	(158,054.76)	(163,052.73)	(168,217.30)	(173,215.27)	(178,379.85)	(181,522.82)	(184,516.06)	(188,523.06)	(192,591.28)	(196,232.43)
	(2,226,888.02)	(2,292,320.10)	(2,351,481.40)	(2,416,981.39)	(2,482,444.88)	(2,551,128.91)	(2,617,779.35)	(2,690,745.81)	(2,766,092.34)	(3,017,683.76)	(3,103,586.82)	(3,186,312.14)	(3,226,459.21)
	(555,732.47)	(569,915.62)	(582,726.18)	(596,921.95)	(610,673.69)	(624,898.65)	(640,035.76)	(655,809.91)	(671,740.77)	(686,795.90)	(756,124.32)	(772,491.53)	(790,004.77)
	(8,670,275.72)	(8,846,720.95)	(9,006,090.84)	(9,186,774.62)	(9,361,629.89)	(9,542,313.66)	(9,723,295.02)	(9,910,309.08)	(10,097,323.15)	(10,280,464.40)	(10,472,291.54)	(10,657,930.76)	(10,856,909.97)
	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,923,445.41	2,078,892.58	2,723,372.63	2,890,491.67
	11,795,967.93	11,565,954.31	11,479,561.58	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46	12,533,843.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,264,337.76
:ization:													
	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
ed Amortization:													
	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00
	(5,447.07)	(5,634.90)	(5,822.73)	(6,010.56)	(6,198.39)	(6,386.22)	(6,574.05)	(6,761.88)	(6,949.71)	(7,137.54)	(7,325.37)	(7,513.20)	(7,701.03)
	(113,530.36)	(117,445.20)	(121,360.04)	(125,274.88)	(129,189.72)	(133,104.56)	(137,019.40)	(140,934.24)	(144,849.08)	(148,763.92)	(152,678.76)	(156,593.60)	(160,508.44)
	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00
	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00
	(5,058.18)	(5,232.60)	(5,407.02)	(5,581.44)	(5,755.86)	(5,930.28)	(6,104.70)	(6,279.12)	(6,453.54)	(6,627.96)	(6,802.38)	(6,976.80)	(7,151.22)
	(113,530.36)	(117,445.20)	(121,360.04)	(125,274.88)	(129,189.72)	(133,104.56)	(137,019.40)	(140,934.24)	(144,849.08)	(148,763.92)	(152,678.76)	(156,593.60)	(160,508.44)
	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00

	1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
	279,822.36	384,708.50	359,203.65	339,001.22	335,168.06	346,170.13	299,847.65	342,385.90	357,179.81	353,084.63	351,631.62	395,589.00	253,628.00
	3,777,457.29	2,678,015.31	2,759,327.96	5,404,093.81	8,236,437.08	5,669,788.30	2,705,182.29	3,201,841.15	3,268,780.13	3,151,192.81	3,007,924.88	2,827,928.41	2,955,703.32
	4,838,942.25	8,179,310.93	3,226,758.59	6,417,249.92	9,769,151.12	3,638,571.52	3,446,615.88	7,400,296.28	8,050,851.34	4,004,910.75	3,855,507.42	3,688,881.61	2,837,856.11
	(33,440.00)				(7,477.16)	(57,859.00)		9,317.21	(60,058.00)	(182,893.41)	(278,339.52)	(642,090.00)	(67,064.00)
	8,862,781.90	11,242,034.74	6,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,645.82	10,953,840.54	11,616,753.28	7,326,294.78	6,936,724.40	6,270,309.02	5,980,123.43
	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
	3,016,741.54	3,108,390.09	2,795,828.59	2,835,531.24	2,053,766.15	4,570,152.82	4,246,571.98	4,376,467.28	4,066,814.82	3,175,478.12	2,955,322.79	3,023,199.58	3,011,753.94
	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00			
	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20			
	297,949.97	265,953.58	233,957.19	201,960.80	169,964.41	137,968.02	105,971.63	73,975.24	41,978.85	9,982.46	403,898.00	370,239.83	336,581.66
	3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,256,690.76	4,741,081.04	4,385,503.81	4,483,402.72	4,141,753.87	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65
:learing Organizations:									26.70				
									26.70				
s, and Clearing Organizations													
						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Accrued Expenses:	2,780.77	3,938.27	5,375.77	6,538.29	(1,987.96)	(587.96)	812.04	(3,507.21)	(3,494.72)	(1,914.74)	3,187.18	31.98	2,829.56
				0.40	0.40	(0.60)	(0.61)	(0.61)				0.20	
		(1,768.52)	(5,062.68)	(5,371.19)	(6,805.22)	(12,926.41)	(26,802.19)	(30,025.43)	(27,006.32)	(27,643.97)	(34,613.98)	(43,440.09)	
	6,832,000.03	730,842.20	1,743,842.20	2,717,842.20	3,553,513.04	4,460,513.04	5,265,513.04	6,006,513.04	6,821,513.04	7,621,513.04	8,299,440.35	9,109,440.35	10,469,159.66
	28,366.66	375,351.06	28,366.66	28,366.66	112,966.10						65,192.57		
	352,235.90	415,278.35	550,237.15	380,406.25	406,966.41	458,423.36	237,736.66	675,939.69	988,340.35	466,120.00	372,904.97	459,684.97	311,326.76
	60,540.61	219,902.64	273,494.14	263,161.39	290,640.70	38,090.38	84,513.19	103,488.69	67,427.16	83,913.66	125,033.70	160,917.68	124,542.62

422.65	422.65	422.65	37.28	6,607.50								
0.01	(2,015.99)	(2,015.99)	(20,735.99)	(24,812.79)								
(0.01)	(0.01)	(9,440.04)	28,320.08	37,760.11	47,200.14	56,640.17	66,080.20	75,520.23	84,960.26	94,400.29	103,840.32	113,280.35
1,024,698.96	684,718.14	1,053,343.80	1,111,485.08	779,029.11	834,921.13	785,355.95	1,620,544.92	746,399.34	840,047.35	1,054,400.00	812,732.77	680,798.62
179,617.22	171,974.90	109,793.11	74,654.45	68,398.80	80,268.61	114,762.71	480,772.42	1,475,338.39	1,440,023.33	1,060,158.57	696,680.38	49,038.61
20,626.68	37,669.94	(73,809.16)	(88,370.26)	(90,324.88)	(77,958.10)	(75,260.46)	(75,519.65)	(69,192.80)	(66,943.30)	(66,696.74)	(64,895.34)	(66,562.59)
571,670.86	572,507.86	573,344.86	574,181.86	575,018.86	575,855.86	576,692.86	577,529.86	578,366.86	579,203.86	580,040.86	580,877.86	581,714.86
(2,663,258.79)	(1,814,409.79)	(693,882.45)	70,899.55	874,245.55	1,824,724.55	820,806.55	1,542,127.55	2,102,216.55	2,854,768.76	5,564,104.76	6,398,159.76	3,478,370.07
720,954.50	698,244.75	644,957.75	915,812.75	852,108.00	552,279.75	657,325.50	840,548.50	602,799.00	702,846.00	786,846.00	604,000.00	829,439.00
												363,300.47
Expenses												
588,500.03	542,877.67	493,525.15	445,551.21	399,996.13	353,225.78	302,764.95	253,812.06	206,078.21	155,772.94	103,848.62	51,924.30	547,999.98
0.19	0.19	0.18	(0.22)	(0.22)	0.75	2,670.15		(0.01)			1,250.02	
7,719,156.27	2,635,534.31	4,692,493.10	6,502,779.79	7,833,319.64	9,134,030.28	8,803,530.51	12,058,304.03	13,564,305.28	14,732,667.19	18,008,247.15	18,871,205.16	17,485,237.97
32,719,156.27	15,135,534.31	17,192,493.10	19,002,779.79	18,333,319.64	17,148,635.54	16,814,780.51	18,066,326.50	19,576,104.45	20,748,189.66	24,023,247.15	24,889,955.16	23,491,590.49
48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
817,657.06	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69
(170,000.00)	(15,000.00)	(30,000.00)	(65,000.00)	(115,000.00)	(140,000.00)	(165,000.00)	(180,000.00)	(225,000.00)	(240,000.00)	(255,000.00)	(97,027.73)	(1,287,236.39)
19,902,963.51	1,901,600.44	3,857,163.33	5,807,297.02	7,755,486.33	9,870,391.98	12,001,185.31	14,363,194.99	16,722,752.73	19,079,082.05	21,361,474.19	23,649,378.51	25,950,740.93
20,515.85								312.74	312.74	3,872.74	5,210.14	5,210.14
16,500.00					(14,605.26)	(18,355.26)	(22,105.26)	(25,855.26)	(29,605.26)	(29,082.79)	(32,832.79)	(36,582.79)
28,993,740.38	2,588,398.04	5,356,668.62	8,044,506.22	10,627,013.54	13,271,222.26	15,809,668.90	18,403,896.54	20,945,593.34	23,527,979.00	26,035,048.88	28,485,515.88	31,498,930.46
(1,802,982.15)	(166,336.45)	(336,355.29)	(504,691.18)	(664,297.88)	(825,719.58)	(986,306.28)	(1,146,402.98)	(1,305,564.68)	(1,466,534.80)	(1,626,432.30)	(1,787,560.62)	(1,948,457.32)
(2,059,779.06)	(174,083.40)	(352,291.78)	(532,541.83)	(717,033.55)	(909,748.55)	(1,111,323.61)	(1,313,173.67)	(1,515,573.73)	(1,709,998.79)	(1,912,442.69)	(2,113,742.75)	(2,315,905.33)
(794,719.98)	(83,750.02)	(165,929.37)	(243,846.05)	(321,762.73)	(404,749.68)	(486,256.03)	(564,172.71)	(642,089.39)	(720,006.07)	(793,403.39)	(859,854.72)	(937,771.40)
(1,280,552.06)	(124,166.69)	(248,365.82)	(372,532.50)	(496,699.18)	(620,865.86)	(745,032.54)	(869,199.22)	(993,365.90)	(1,117,532.58)	(1,241,699.26)	(1,365,865.94)	(1,490,032.62)
(1,984,166.87)	(169,415.03)	(336,790.05)	(504,465.07)	(672,908.84)	(860,440.97)	(1,061,849.33)	(1,267,292.07)	(1,474,874.42)	(1,678,576.53)	(1,880,397.39)	(2,082,631.37)	(2,273,573.60)
(8,928,252.10)	(804,628.04)	(1,620,253.97)	(2,417,771.20)	(3,213,711.97)	(4,029,897.47)	(4,848,125.70)	(5,665,636.19)	(6,494,984.68)	(7,318,685.02)	(8,142,981.53)	(8,941,531.28)	(9,753,055.77)
1,744,281.50	144,854.00	289,708.00	464,583.33	619,444.43	774,305.53	1,010,833.33	1,192,916.66	1,374,999.99	1,461,499.99	1,644,916.66	1,828,333.33	1,995,312.50
573,612.17	45,533.33	91,066.66	148,241.67	197,655.57	247,069.47	276,662.50	319,469.44	362,276.38	427,024.99	477,145.82	527,266.65	583,099.98
(6,515,240.34)	(699,998.97)	(1,649,998.97)	(2,599,998.97)	(3,449,998.97)	(4,299,998.97)	(5,084,998.97)	(5,869,998.97)	(6,634,998.97)	(7,384,998.97)	(8,144,998.97)	(8,904,998.97)	(10,180,314.90)
(471,218.12)	(18,000.00)	(81,000.00)	(142,000.00)	(194,000.00)	(251,000.00)	(301,000.00)	(346,000.00)	(396,000.00)	(446,000.00)	(496,000.00)	(546,000.00)	(630,403.38)
(91,667.74)	(19,233.94)	(28,781.83)	(40,669.21)	(50,312.47)	(56,611.80)	(64,850.39)	(71,488.88)	(76,509.07)	(81,625.04)	(88,204.30)	(92,052.27)	(95,898.56)
(128,108.61)	(20,062.56)	(35,023.46)	(48,547.69)	(59,667.01)	(70,885.69)	(82,321.51)	(93,510.86)	(104,706.16)	(114,372.73)	(123,748.53)	(132,214.78)	(139,624.45)
(48,536.55)	(9,686.60)	(15,909.49)	(21,156.84)	(25,696.85)	(30,162.28)	(34,071.85)	(37,706.11)	(41,341.84)	(44,976.10)	(48,391.32)	(51,553.28)	(54,351.47)
(71,929.35)	(13,181.71)	(18,036.76)	(22,883.01)	(27,490.45)	(32,094.97)	(36,479.82)	(40,076.84)	(43,673.70)	(46,784.42)	(49,084.42)	(51,384.41)	(53,680.85)
(116,980.34)	(19,343.34)	(29,165.55)	(38,452.70)	(46,665.94)	(56,096.89)	(66,055.66)	(74,885.33)	(82,958.52)	(90,507.74)	(97,483.26)	(104,195.36)	(109,075.31)
(535,894.30)	(99,301.99)	(162,445.94)	(218,251.98)	(270,640.55)	(322,342.60)	(371,707.00)	(417,606.63)	(461,856.80)	(500,819.43)	(532,339.28)	(557,899.29)	(581,528.53)
(55,368.01)	(23,084.04)	(27,838.22)	(32,809.06)	(37,492.40)	(42,175.74)	(46,859.08)	(52,292.42)	(58,375.76)	(64,709.10)	(68,921.29)	(73,237.33)	(77,062.47)
(95,569.16)	(26,351.50)	(34,686.00)	(43,159.50)	(51,904.00)	(61,624.00)	(71,044.00)	(80,013.50)	(89,016.00)	(96,890.50)	(105,160.12)	(112,646.62)	(119,428.62)
(28,081.72)	(6,647.00)	(9,497.00)	(12,547.00)	(15,597.00)	(18,647.00)	(21,697.00)	(23,247.00)	(24,422.00)	(25,222.00)	(26,022.00)	(26,609.50)	(26,984.50)
(43,671.17)	(7,152.50)	(13,925.29)	(20,696.13)	(25,216.97)	(29,175.31)	(33,133.65)	(37,091.99)	(40,050.33)	(42,275.38)	(44,333.72)	(45,492.06)	(50,743.69)
(35,779.09)	(10,746.34)	(16,663.00)	(22,713.00)	(28,763.00)	(34,813.00)	(40,863.00)	(46,929.50)	(53,012.50)	(57,737.50)	(60,851.28)	(63,976.28)	(67,163.00)
(323,606.87)	(75,871.35)	(108,957.85)	(143,208.82)	(177,526.87)	(211,481.75)	(244,527.55)	(276,386.53)	(306,776.82)	(333,818.33)	(357,891.97)	(379,899.23)	(410,593.21)
(1,241,781.41)	(102,742.87)	(235,526.60)	(357,492.84)	(474,830.27)	(597,168.51)	(726,765.11)	(878,178.09)	(1,002,725.28)	(1,129,269.69)	(1,265,681.77)	(1,402,127.62)	(1,523,155.48)
: Expense			(1,895.59)	(1,895.59)	(1,895.59)	(1,895.59)	(9,992.08)	(9,992.08)	(20,162.18)	(30,641.48)	(30,641.48)	(30,641.48)
(1,555,682.00)	(130,000.00)	(260,000.00)	(390,000.00)	(520,000.00)	(650,000.00)	(780,000.00)	(910,000.00)	(1,030,000.00)	(1,150,000.00)	(1,270,000.00)	(1,390,000.00)	(1,507,897.00)
(3,402,067.00)												
1,417,951.14	141,329.86	288,341.14	382,227.74	453,562.58	549,898.28	715,211.14	836,582.24	924,972.62	1,023,535.32	1,182,284.42	1,321,842.42	1,426,596.14
(27,193.14)		(4,663.97)	(6,532.76)	(9,381.76)	(11,246.66)	(14,857.40)	(18,601.36)	(20,136.47)	(22,863.71)	(28,790.19)	(33,718.32)	(35,105.74)
(99,804.55)	(1,401.20)	(5,561.02)	(10,598.97)	(14,185.51)	(16,624.96)	(24,604.61)	(33,074.25)	(38,488.21)	(43,597.49)	(48,683.59)	(61,176.19)	(66,661.55)
(72,551.90)	(7,370.86)	(9,355.80)	(18,811.62)	(19,850.07)	(20,819.20)	(32,434.24)	(42,200.92)	(50,075.44)	(52,066.39)	(60,297.35)	(61,807.18)	(74,649.70)

	(2,373.92)		(49.75)	(179.75)	(432.75)	(712.75)	(829.75)	(1,299.75)	(1,401.75)	(1,543.75)	(1,572.75)	(1,910.27)	(2,234.27)
	(50,665.88)		(2,272.00)	(2,272.00)	(12,959.29)	(20,959.29)	(30,502.09)	(58,008.81)	(67,252.38)	(69,160.88)	(70,698.18)	(70,980.44)	(70,980.44)
	(68,374.55)	(5,020.68)	(14,474.89)	(21,692.48)	(28,813.20)	(36,834.53)	(44,116.33)	(51,087.54)	(55,910.72)	(63,127.80)	(70,931.18)	(82,763.18)	(89,992.76)
	6,816.60												
	(8,617.69)		(2,015.00)	(2,015.00)	(5,084.00)	(7,108.00)	(7,907.00)	(8,468.75)	(9,843.43)	(16,077.61)	(16,077.61)	(25,137.61)	(36,258.36)
	(67,000.00)									(15,000.00)	(15,000.00)	(15,000.00)	(15,000.00)
	12,186.41						(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)
	(125,000.00)	(10,000.00)	(20,000.00)	(30,000.00)	(40,000.00)	(50,000.00)	(60,000.00)	(70,000.00)	(61,690.78)	(71,690.78)	(81,690.78)	(86,690.78)	(85,024.78)
	(66,525.00)											(6,800.00)	(6,800.00)
	(127,783.93)	(8,000.00)	(37,187.50)	(24,000.00)	(32,000.00)	(40,000.00)	(48,000.00)	(56,000.00)	(64,000.00)	(72,000.00)	(80,000.00)	(88,675.00)	(96,675.00)
	(186,106.78)	(39,612.57)	(49,579.54)	(53,784.27)	(55,920.81)	(72,217.53)	(77,533.80)	(86,028.79)	(96,914.73)	(104,501.02)	(128,062.40)	(130,929.35)	(144,890.60)
	(242,141.25)	(49,000.00)	(89,500.00)	(115,500.00)	(124,000.00)	(146,000.00)	(192,500.00)	(210,500.00)	(211,810.00)	(217,851.67)	(275,935.00)	(324,018.33)	(354,601.66)
	(200,868.64)	(10,588.24)	(34,676.48)	(45,264.65)	(57,094.65)	(68,754.60)	(100,913.71)	(114,342.31)	(130,704.95)	(142,513.40)	(153,965.40)	(170,359.90)	(180,532.40)
	(31,159.69)	(3,040.58)	(6,583.14)	(17,515.48)	(19,223.81)	(23,820.14)	(26,180.58)	(30,097.84)	(34,042.18)	(48,817.23)	(59,436.00)	(63,044.99)	(67,434.51)
	(25,052.50)	(6,997.50)	(9,345.00)	(30,581.25)	(30,581.25)	(30,581.25)	(30,581.25)	(30,581.25)	(56,268.75)	(56,268.75)	(62,418.75)	(65,868.75)	(65,868.75)
	(35,734.68)	(298.22)	(3,077.04)	(3,479.50)	(4,035.46)	(4,219.35)	(4,250.35)	(6,290.64)	(6,432.79)	(6,454.79)	(8,725.18)	(12,962.51)	(13,885.62)
	11,338,254.63	904,053.03	1,781,549.32	2,485,781.33	3,531,730.32	4,655,558.93	5,584,076.48	7,446,505.31	9,550,972.52	11,219,922.39	12,598,578.66	13,816,441.66	15,067,439.64
	(1,782,796.90)	(128,627.25)	(251,226.05)	(382,496.65)	(569,855.66)	(797,355.66)	(899,334.52)	(1,016,834.52)	(663,000.93)	(842,894.71)	(940,891.41)	(1,102,490.91)	(1,235,990.91)
	(1,346,058.27)	(25,967.09)	(54,879.67)	(63,415.74)	(132,004.99)	(172,017.04)	(236,971.26)	(631,971.26)	(277,752.49)	(338,004.39)	(435,618.86)	(454,022.85)	(484,022.85)
	(316,417.39)	(17,000.00)	(24,000.00)	(37,000.00)	(39,226.53)	(45,226.53)	(61,107.70)	(91,107.70)	(120,999.18)	(142,710.54)	(120,560.73)	(161,215.26)	(169,792.87)
	(3,090,022.91)	(265,000.17)	(500,686.34)	(754,061.51)	(1,085,676.66)	(1,502,541.23)	(1,854,739.80)	(2,184,894.37)	(2,569,115.94)	(2,890,498.51)	(3,198,271.08)	(3,511,048.65)	(3,985,347.16)
	(389,000.00)	(50,000.00)	(120,000.00)	(146,507.80)	(134,438.87)	(194,438.87)	(254,438.87)	(316,938.87)	(393,784.28)	(413,784.28)	(413,784.28)	(413,784.28)	(449,034.28)
	(1,870,862.00)	(160,583.33)	(429,017.43)	(615,434.10)	(937,241.88)	(1,209,329.17)	(1,420,745.83)	(1,733,712.71)	(1,960,133.55)	(2,181,883.55)	(2,357,669.40)	(2,568,075.20)	(2,824,022.28)
	(82,034.02)	(68,779.00)	(120,018.00)	(136,582.00)	(165,514.82)	(192,753.72)	(235,720.30)	(752,200.00)	(788,579.02)	(826,117.92)	(848,915.05)	(873,493.96)	(903,448.31)
	(592,080.70)	(45,000.00)	(103,125.13)	(130,125.13)	(150,321.44)	(196,575.73)	(219,510.48)	(241,767.48)	(210,793.00)	(225,606.59)	(230,573.97)	(290,922.73)	(321,359.11)
	(307,323.56)	(55,366.66)	(55,366.66)	(55,366.66)	(55,366.66)	(27,000.00)	(27,000.00)	(27,000.00)	(21,300.82)	(21,300.82)	(21,300.82)	(21,300.82)	(21,300.82)
	(610,528.48)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(2,020,977.71)	(2,701,091.59)	(3,262,908.00)	(3,571,959.49)	(3,734,720.28)
	(60,570.66)	(11,878.38)	(13,884.88)	(17,113.58)	(23,122.68)	(27,151.86)	(32,876.32)	(34,542.57)	(37,540.02)	(40,540.58)	(49,228.37)	(52,777.48)	(55,318.32)
	(890,559.70)	(75,671.98)	(109,166.00)	(147,499.00)	(238,780.98)	(290,989.98)	(341,452.26)	(415,356.70)	(486,995.63)	(595,488.96)	(718,856.75)	(795,350.08)	(883,082.45)
	(260,478.42)	(24,738.02)	(48,497.98)	(73,392.05)	(98,073.65)	(125,161.58)	(151,237.04)	(177,198.34)	(201,443.21)	(228,078.68)	(253,683.92)	(279,069.30)	(305,173.06)
	(102,101.47)	(8,764.19)	(16,034.24)	(23,718.78)	(30,069.05)	(35,116.99)	(41,618.18)	(48,176.17)	(57,218.90)	(64,941.83)	(71,758.55)	(77,140.37)	(84,300.20)
	(804,730.50)	(66,312.55)	(132,625.10)	(213,345.51)	(277,470.51)	(361,690.70)	(445,864.58)	(526,289.71)	(634,654.52)	(717,404.53)	(825,059.99)	(915,050.98)	(1,026,666.65)
	(4,374,699.69)	(378,570.18)	(703,678.34)	(1,084,445.52)	(1,593,246.47)	(2,053,180.48)	(2,450,473.75)	(2,890,552.76)	(3,363,305.16)	(3,889,869.94)	(4,342,693.57)	(4,955,264.07)	(5,389,428.87)
		(608,645.36)	(1,500,987.19)	(2,236,589.03)	(2,980,862.63)	(3,725,078.48)	(4,471,374.38)	(5,215,822.35)	(5,970,698.58)	(6,722,261.44)	(7,472,906.49)	(8,090,324.48)	(8,701,330.74)
		(3,217.08)	(34,419.74)	(47,563.05)	(70,137.72)	(93,427.69)	(116,443.99)	(136,305.26)	(153,924.81)	(178,988.67)	(204,698.69)	(227,349.68)	(254,382.42)
	(7,752,428.57)	(609,546.09)	(1,213,168.37)	(77,701.27)	(88,483.17)	(112,046.68)	(122,827.33)	(139,831.39)	(149,105.83)	(168,633.50)	(189,218.08)	(200,005.39)	(223,186.06)
	(821,637.28)	(32,746.36)	(44,443.18)	(128,387.02)	(164,817.80)	(210,402.23)	(254,216.90)	(297,463.18)	(343,500.17)	(372,747.09)	(418,465.42)	(514,992.11)	(592,843.50)
	(1,659,633.99)	(152,592.99)	(312,469.58)	(452,064.91)	(596,853.07)	(776,467.69)	(954,919.76)	(1,145,206.14)	(1,290,923.42)	(1,443,620.86)	(1,627,079.35)	(1,818,427.11)	(2,023,924.38)
	(8,793,311.91)	(269,293.18)	(224,691.95)	(339,590.51)	(409,596.52)	(512,199.10)	(611,038.69)	(709,787.74)	(826,562.14)	(950,843.33)	(1,040,796.27)	(1,109,842.95)	(1,189,954.63)
	23,369,021.54	2,054,426.00	4,032,776.09	6,045,372.39	8,142,873.05	10,321,781.16	12,394,298.19	14,540,795.10	16,677,974.68	18,834,610.28	20,954,209.83	23,129,088.83	25,134,247.52
nitoring			(1,760.42)	(8,146.02)	(18,395.85)	(28,645.68)	(35,031.28)	(41,416.88)	(51,092.48)	(58,478.04)	(65,910.20)	(73,342.35)	(80,774.51)
se				(1,660,428.72)	(2,214,866.60)	(2,788,363.85)	(3,339,252.32)	(3,912,745.18)	(4,435,545.47)	(4,938,742.40)	(5,441,939.33)	(5,968,279.94)	(6,462,282.50)
	(1,828,153.35)	(184,444.85)	(346,672.60)	(533,986.45)	(715,833.98)	(899,220.29)	(1,076,386.97)	(1,272,051.88)	(1,479,629.79)	(1,734,525.98)	(1,970,125.70)	(2,193,445.63)	(2,438,788.45)
	(149,503.63)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	18,203.96	13,807.18	(8,088.66)	(35,441.21)
	(900,994.12)	(63,979.58)	(112,865.21)	(166,836.03)	(222,228.64)	(279,765.05)	(334,971.00)	(410,178.38)	(485,187.56)	(553,413.95)	(627,288.15)	(699,687.94)	(770,379.69)
	(116,120.70)	(8,164.08)	(15,538.09)	(23,702.17)	(24,799.17)	(25,932.73)	(27,029.73)	(28,163.29)	(31,768.95)	(35,126.67)	(38,732.33)	(42,221.68)	(45,827.30)
	(35,414.19)	(4,300.54)	(8,184.90)	(12,677.45)	(17,675.42)	(22,839.99)	(27,837.96)	(33,002.54)	(36,145.51)	(39,138.75)	(43,145.75)	(47,213.97)	(50,855.12)
	(756,051.80)	(65,432.08)	(124,593.38)	(190,093.37)	(255,556.86)	(324,240.89)	(390,891.33)	(463,857.79)	(539,204.32)	(788,869.74)	(874,772.80)	(957,498.12)	(997,645.19)
	(167,595.41)	(14,183.15)	(26,993.71)	(41,189.48)	(54,941.22)	(69,166.18)	(84,303.29)	(100,077.44)	(116,008.30)	(131,063.43)	(200,391.85)	(216,759.06)	(234,272.30)
	(1,957,131.40)	(176,445.23)	(335,815.12)	(516,498.90)	(691,354.17)	(872,037.94)	(1,053,019.30)	(1,240,033.36)	(1,427,047.43)	(1,612,686.60)	(1,804,513.74)	(1,990,152.96)	(2,189,132.17)
	6,009,267.92	528,097.81	990,003.24	1,512,516.00	2,018,113.54	2,537,119.08	3,046,547.52	3,607,664.54	4,183,483.65	4,950,348.51	5,627,082.43	6,245,179.43	6,860,644.59
	(2,253.96)	(187.83)	(375.66)	(563.49)	(751.32)	(939.15)	(1,126.98)	(1,314.81)	(1,502.64)	(1,690.47)	(1,878.30)	(2,066.13)	(2,253.96)
	(46,978.08)	(3,914.84)	(7,829.68)	(11,744.52)	(15,659.36)	(19,574.20)	(23,489.04)	(27,403.88)	(31,318.72)	(35,233.56)	(39,148.40)	(43,063.24)	(46,978.08)
	(2,093.04)	(174.42)	(348.84)	(523.26)	(697.68)	(872.10)	(1,046.52)	(1,220.94)	(1,395.36)	(1,569.78)	(1,744.20)	(1,918.62)	(2,093.04)
	(46,978.08)	(3,914.84)	(7,829.68)	(11,744.52)	(15,659.36)	(19,574.20)	(23,489.04)	(27,403.88)	(31,318.72)	(35,233.56)	(39,148.40)	(43,063.24)	(46,978.08)
	1,666,818.54	135,786.50	234,945.14	356,271.98	470,934.20	595,796.44	721,278.78	824,127.20	989,562.42	1,116,244.32	1,299,122.50	1,500,136.50	1,750,416.62
	(30,000.00)				(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(16,925.13)	(57,000.91)
	(545.97)	(104.81)	(298.33)	(955.35)	(1,311.23)	(1,815.05)	(2,218.62)	(2,477.07)	(2,646.63)	(2,958.53)	(3,126.91)	(3,284.35)	(3,442.53)
	(193,260.19)	(3,316.25)	(11,176.39)	(13,140.22)	(14,534.53)	(67,734.23)	(78,281.55)	(71,476.57)	(83,347.24)	(91,837.73)	(129,927.53)	(128,440.79)	(187,790.78)
	(375,771.79)	(43,881.22)	(75,877.61)	(107,874.00)	(139,870.39)	(171,866.78)	(203,863.17)	(235,859.56)	(267,855.95)	(299,852.34)	(310,054.80)	(343,712.97)	(377,371.14)
	(187,954.66)	(10,862.20)	(16,173.97)	(25,673.94)	(42,271.09)	(49,113.07)	(53,003.37)	(57,949.43)	(63,134.85)	(73,370.98)	(92,752.49)	(126,319.26)	(138,512.77)
	(28,942.45)	(3,296.27)	(4,813.04)	(6,790.66)	(9,254.46)	(10,750.71)	(11,769.89)	(12,506.31)	(13,476.47)	(16,034.33)	(18,546.82)	(20,270.31)	(26,609.24)
				(5,377.50)	(7,900.60)	(19,390.35)	(23,295.10)	(26,825.85)	(30,225.60)	(32,416.18)	(48,345.93)	(62,035.68)	(75,528.08)
	(11,308.40)									(1,500.00)	18,300.00	18,300.00	18,300.00
	(19,306.08)	(225.00)	(2,783.38)	(8,033.38)	(11,813.38)	(11,813.38)	(17,753.88)	(19,166.88)	(19,166.88)	(21,656.88)	(40,840.61)	(48,025.61)	(48,025.61)
	(15,131.00)					(115.30)	(115.30)	(615.30)	(615.30)	(615.30)	(2,387.30)	(2,387.30)	(2,387.30)
	(68,695.84)	(6,726.09)	(8,030.84)	(6,121.34)	(6,121.34)	(6,121.34)	(6,221.34)	(9,157.96)	(9,157.96)	(9,406.96)	(9,406.96)	(9,406.96)	(11,044.80)

(18,406.90)	(553.33)	(4,327.25)	(5,304.99)	(5,763.32)	(6,221.65)	(6,679.98)	(8,388.31)	(10,746.94)	(11,752.73)	(10,780.80)	(21,517.80)	(34,922.49)
(221,177.11)	(5,925.23)	(13,516.90)	(19,736.90)	(22,235.90)	(32,369.15)	(44,960.64)	(60,043.18)	(68,063.28)	(81,903.29)	(85,755.19)	(94,428.19)	(102,613.19)
(130,929.68)	(9,983.36)	(10,393.36)	(24,865.18)	(29,751.18)	(29,809.14)	(30,343.23)	(30,458.47)	(32,286.09)	(32,353.14)	(60,630.08)	(62,940.51)	(63,033.61)
(10,387.07)	(73.00)	(292.14)	(786.27)	(1,822.79)	(2,269.87)	(3,167.86)	(4,489.77)	(4,968.26)	(5,929.39)	(7,621.93)	(9,149.34)	(10,550.55)
(34,210.46)	(3,642.71)	(6,422.86)	(7,590.24)	(7,911.77)	(13,371.61)	(18,285.85)	(20,766.29)	(22,492.69)	(27,849.59)	(32,277.69)	(33,751.94)	(40,536.20)
(7,158.78)	(543.86)	(543.86)	(568.54)	(763.54)	(872.84)	(872.84)	(1,157.93)	(4,666.05)	(4,743.06)	(5,652.06)	(5,858.79)	(5,858.79)
(31,779.97)	(3,453.40)	(5,557.20)	(10,566.86)	(12,763.97)	(15,005.30)	(23,439.54)	(26,273.12)	(30,808.26)	(33,322.83)	(47,169.01)	(77,601.40)	(84,767.78)
(29,935.71)	(2,117.82)	(3,902.16)	(6,942.26)	(12,078.56)	(17,097.20)	(20,972.96)	(24,337.00)	(30,748.79)	(32,540.23)	(34,097.75)	(46,384.98)	(52,504.60)
(85,427.40)	(3,208.34)	(6,983.10)	(17,988.99)	(31,537.76)	(50,237.26)	(64,021.96)	(70,161.51)	(79,527.80)	(87,914.72)	(100,409.21)	(107,309.16)	(121,202.43)
(60,000.00)	(6,250.00)	(12,500.00)	(18,750.00)	(25,000.00)	(31,250.00)	(37,500.00)	(43,750.00)	(50,000.00)	(56,250.00)	(62,500.00)	(68,750.00)	(75,000.00)
(98,137.83)	(31,623.60)	(51,352.74)	(69,205.35)	(86,303.25)	(56,647.07)	(72,586.56)	(96,341.55)	(113,702.24)	(135,110.96)	(158,214.27)	(174,936.55)	(195,013.82)
(850.00)												
(7,500.00)								(50,000.00)	(55,000.00)	(55,000.00)	(55,000.00)	(55,000.00)
(376,641.00)												
(7,404,926.00)	(817,442.00)	(1,905,560.00)	(2,999,342.00)	(4,062,688.00)	(5,013,167.00)	(6,216,149.00)	(6,928,152.79)	(7,445,866.79)	(8,180,419.00)	(8,928,660.00)	(9,751,443.00)	(13,570,933.00)
0.01					0.01	0.01	0.01	0.01	0.01	0.01	0.03	
	(50,000.00)	(80,000.00)	(115,000.00)	(145,220.96)	(172,870.96)	(200,370.96)	(225,589.64)	(249,541.89)	(290,646.06)	(330,646.06)	(365,646.06)	(355,278.97)
11,306,070.69	12,200,230.18	12,897,675.07	13,559,026.76	14,238,649.12	15,210,820.51	15,957,381.84	17,438,419.05	19,082,873.28	20,519,796.22	21,878,029.86	23,338,709.82	20,511,990.61
59,921,970.24	71,946,129.73	72,773,574.62	73,564,926.31	74,374,548.67	75,476,720.06	76,353,281.39	77,964,318.60	79,728,772.83	81,285,695.77	82,763,929.41	84,344,609.37	81,635,787.16
92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65

Direct Edge Holdings

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Market Data	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		$287,886.82
Total Revenues	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Cost of Revenues													
Gross Margins	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Gross Margins as a % of Revenues	100.00%			100.00%	100.00%			100.00%	100.00%	100.00%	100.00%		700.00%
Fixed Expenses													
Pre-Tax Income	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Net Interest	(410.64)	(371.96)	(373.62)	(328.94)	(306.12)	(37.54)	(267.67)	(299.86)	(306.42)	(307.93)	(250.71)	(648.68)	(3,910.09)
Pre-Tax Income	10,346.37	371.96	373.62	7,806.10	58,165.12	37.54	267.67	60,357.86	117,199.83	19,846.45	16,375.71	648.68	291,796.91
Net Income/(Loss)	10,346.37	371.96	373.62	7,806.10	58,165.12	37.54	267.67	60,357.86	117,199.83	19,846.45	16,375.71	648.68	291,796.91

Direct Edge Holdings

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Market Data:													
4030-000-00 Market Data Revenue	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Total Market Data	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Total Revenues	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Cost of Revenues													
Gross Margins	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Gross Margins as a % of Revenues	100.00%			100.00%	100.00%			100.00%	100.00%	100.00%	100.00%		700.00%
Fixed Expenses													
Pre-Tax Income	9,935.73			7,477.16	57,859.00			60,058.00	116,893.41	19,538.52	16,125.00		287,886.82
Net Interest:													
4050-000-00 Interest Revenue	(410.64)	(371.96)	(373.62)	(328.94)	(306.12)	(37.54)	(267.67)	(299.86)	(306.42)	(307.93)	(250.71)	(648.68)	(3,910.09)
Total Net Interest	(410.64)	(371.96)	(373.62)	(328.94)	(306.12)	(37.54)	(267.67)	(299.86)	(306.42)	(307.93)	(250.71)	(648.68)	(3,910.09)
Pre-Tax Income	10,346.37	371.96	373.62	7,806.10	58,165.12	37.54	267.67	60,357.86	117,199.83	19,846.45	16,375.71	648.68	291,796.91
Net Income/(Loss)	10,346.37	371.96	373.62	7,806.10	58,165.12	37.54	267.67	60,357.86	117,199.83	19,846.45	16,375.71	648.68	291,796.91

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
$12,342,944.05	$4,300,855.90	$11,980,258.31	$8,613,261.79	$3,922,536.20	$10,169,604.11	$13,919,937.97	$10,900,145.52	$14,363,716.17	$20,620,527.16	$25,731,845.80	$27,641,479.11	$29,364,065.63
2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,613,370.13	2,671,927.90	3,044,638.68	3,229,043.39	2,422,811.98	3,220,453.66	3,062,802.51	3,743,908.32	3,525,393.51
11,795,967.93	11,565,954.31	11,479,561.58	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46	12,533,843.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,264,337.76
10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
8,862,781.90	11,242,034.74	6,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,645.82	10,953,840.54	11,616,753.28	7,326,294.78	6,936,724.40	6,270,309.02	5,980,123.43
41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,888.65	7,418.86
3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,256,690.76	4,741,081.04	4,385,503.81	4,483,402.72	4,141,753.87	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65
:learing Organizations												
								26.70				
					14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
7,719,156.27	2,635,534.31	4,692,493.10	6,502,779.79	7,833,319.64	9,134,030.28	8,803,530.51	12,058,304.03	13,564,305.28	14,732,667.19	18,008,247.15	18,871,205.16	17,485,237.97
32,719,156.27	15,135,534.31	17,192,493.10	19,002,779.79	18,333,319.64	17,148,635.54	16,814,780.51	18,066,326.50	19,576,104.45	20,748,189.66	24,023,247.15	24,889,955.16	23,491,590.49
48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
11,306,070.69	12,200,230.18	12,897,675.07	13,559,026.76	14,238,649.12	15,210,820.51	15,957,381.84	17,438,419.05	19,082,873.28	20,519,796.22	21,878,029.86	23,338,709.82	20,511,990.61
59,921,970.24	71,946,129.73	72,773,574.62	73,564,926.31	74,374,548.67	75,476,720.06	76,353,281.39	77,964,318.60	79,728,772.83	81,285,695.77	82,763,929.41	84,344,609.37	81,635,787.16
92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013
Assets							
Cash and Cash Equivalents	$12,342,944.05	$4,300,855.90	$11,980,258.31	$8,613,281.79	$3,922,536.20	$10,169,604.11	$13,919,937.97
Commissions and Fees Receivabl	2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,813,370.13	2,671,927.90	3,044,638.68
Fixed Assets and Leasehold Impro	11,795,967.93	11,565,954.31	11,479,561.58	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46
Goodwill, Less Accumulated Amort	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Intangible Assets, Less Accumulat	1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45
Intercompany Rec/(Pay)	8,862,781.90	11,242,034.74	8,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,645.82
Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00
Current Tax Rec/(Pay)	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72
Other Assets	3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,258,690.78	4,741,081.04	4,385,503.81
Total Assets	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90
Liabilities and Stockholders' Equity							
Liabilities							
Payable to Brokers, Dealers, and Clearing Organizations							
Rebates Payable						14,605.26	11,250.00
Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00
Accrued Compensation and Other	7,719,156.27	2,635,534.31	4,692,493.10	6,502,779.79	7,833,319.64	9,134,030.28	8,803,530.51
Total Liabilities	32,719,156.27	15,135,534.31	17,192,493.10	19,002,779.79	18,333,319.64	17,148,635.54	16,814,780.51
Stockholders' Equity							
Additional Paid-in-Capital	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55
Retained Earnings	11,306,070.69	12,200,230.18	12,897,675.07	13,559,026.76	14,238,649.12	15,210,820.51	15,957,381.84
Total Stockholder's Equity	59,921,970.24	71,946,129.73	72,773,574.62	73,564,926.31	74,374,548.67	75,476,720.06	76,353,281.39
Total Liabilities and Stockholders'	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,168,061.90

	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets						
Cash and Cash Equivalents	$10,900,145.52	$14,363,716.17	$20,620,527.16	$25,731,645.80	$27,641,479.11	$29,364,065.63
Commissions and Fees Receivabl	3,229,043.39	2,422,811.98	3,220,453.68	3,062,802.51	3,743,908.32	3,525,393.51
Fixed Assets and Leasehold Impro	12,533,643.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,284,337.76
Goodwill, Less Accumulated Amort	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Intangible Assets, Less Accumulat	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
Intercompany Rec/(Pay)	10,953,840.54	11,616,753.28	7,326,294.78	6,936,724.40	8,270,309.02	5,980,123.43
Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Current Tax Rec/(Pay)	95,781.67	6,064.74	5,453.22	5,980.21	6,688.65	7,418.86
Other Assets	4,483,402.72	4,141,753.67	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
Total Assets	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65
Liabilities and Stockholders' Equity						
Liabilities						
Payable to Brokers, Dealers, and Clearing Organizations		28.70				
Rebates Payable	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Loans Payable	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Accrued Compensation and Other	12,058,304.03	13,564,305.28	14,732,667.19	18,008,247.15	18,871,205.16	17,485,237.97
Total Liabilities	18,066,326.50	19,576,104.45	20,748,189.66	24,023,247.15	24,889,955.16	23,491,590.49
Stockholders' Equity						
Additional Paid-in-Capital	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Retained Earnings	17,438,419.05	19,082,873.28	20,519,796.22	21,878,029.86	23,338,709.82	20,511,990.61
Total Stockholder's Equity	77,964,318.60	79,728,772.83	81,285,695.77	82,763,929.41	84,344,609.37	81,635,787.16
Total Liabilities and Stockholders'	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65

Direct Edge Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 DEI JPM Operating Account								5.00					
1002-000-00 Cash - JPM Operating	11,587,824.74	3,288,261.87	11,686,242.58	8,319,476.50	3,628,915.51	9,876,147.70	13,626,818.12	10,607,012.12	14,070,750.41	20,327,719.07	25,435,639.10	27,356,770.93	28,798,996.80
1003-000-00 Cash - JPM Payroll	755,119.31	1,012,594.03	294,015.73	293,785.29	293,620.69	293,456.41	293,119.85	293,128.40	292,965.76	292,808.09	296,206.70	284,708.18	585,068.83
Total Cash and Cash Equivalent	12,342,944.05	4,300,855.90	11,980,258.31	8,613,261.79	3,922,536.20	10,169,604.11	13,919,937.97	10,900,145.52	14,363,716.17	20,620,527.16	25,731,845.80	27,641,479.11	29,384,065.63
Commissions and Fees Receivable:													
1130-000-00 AR - Allowance for Dou	(341,374.25)	(299,122.02)	(224,288.95)	(177,397.32)	(226,263.47)	(256,122.13)	(281,122.13)	(288,125.86)	(332,268.95)	(346,666.96)	(427,542.47)	(267,454.59)	(138,203.83)
1141-000-00 AR - Connectivity Fees	2,525,706.80	2,822,870.90	3,181,081.45	3,247,918.14	2,773,027.67	2,777,685.39	3,102,133.57	3,222,153.01	2,392,957.45	3,430,712.15	3,379,383.82	3,891,355.88	3,585,343.48
1150-000-00 Due from ISE LLC	135,330.26	67,590.13	141,955.06	204,341.06	67,590.13	146,490.13	219,752.73	291,141.73	362,530.73	86,815.71	61,368.40	70,414.27	28,800.00
1199-000-00 Miscellaneous Receiva	3,874.51	3,874.51	37,270.69	(75,992.84)	3,874.51	3,874.51	3,874.51	3,874.51	(407.25)	49,592.76	49,592.76	49,592.76	49,453.86
4013-000-00 Comissions Clearing	(4,858.75)	(4,858.71)	(4,858.71)	(4,858.71)	(4,858.71)								
Total Commissions and Fees Re	2,318,678.57	2,590,354.81	3,131,159.54	3,194,010.33	2,613,370.13	2,671,927.90	3,044,638.68	3,229,043.39	2,422,811.98	3,220,453.66	3,062,802.51	3,743,908.32	3,525,393.51
Fixed Assets and Leasehold Improvements Less Depreciation:													
1500-000-00 Hardware	7,457,568.85	7,480,131.03	7,642,532.47	7,978,262.78	8,036,858.19	8,139,628.15	8,169,767.75	8,733,512.09	9,191,246.12	10,471,934.26	10,493,918.26	10,513,061.61	10,532,363.76
1502-000-00 Software	7,437,476.74	7,437,476.74	7,445,476.74	7,468,972.95	7,603,342.95	7,613,856.75	7,613,856.75	8,255,943.61	8,255,943.61	8,255,943.61	8,255,943.61	8,378,051.60	8,378,051.60
1503-000-00 Network Equipment	907,919.57	907,919.57	907,919.57	907,919.57	947,996.43	947,996.43	947,996.43	947,996.43	1,035,396.93	1,029,996.93	1,029,996.93	1,029,996.93	1,029,996.93
1504-000-00 Telephone Equipment	177,181.32	253,320.07	253,320.07	264,629.87	304,214.15	304,214.15	304,214.15	304,214.15	304,214.15	304,214.15	355,108.22	366,705.56	366,705.56
1505-000-00 Leasehold Improvemer	5,112,151.42	5,112,865.42	5,119,397.42	5,119,397.42	5,198,913.63	5,261,802.99	5,276,219.69	5,494,960.25	5,673,175.16	5,870,141.18	6,143,871.37	6,218,451.56	6,254,567.81
1506-000-00 Furniture and Fixtures	1,245,670.21	1,245,670.21	1,245,670.21	1,246,871.75	1,248,057.61	1,249,276.75	1,366,136.99	1,377,062.35	1,389,988.54	1,394,904.57	1,394,904.57	1,394,904.57	1,444,445.57
1507-000-00 Internally Developed Si	12,042,738.40	12,233,125.73	12,423,513.06	12,655,563.40	12,859,838.40	13,064,113.40	13,330,234.23	13,555,124.50	13,760,014.77	13,931,264.29	14,164,801.79	14,398,340.20	14,621,152.70
1549-000-00 Fixed Asset Clearing	(89.19)	0.81	0.81	0.81	0.81	0.81	0.81	0.81			(10,982.00)		
1550-000-00 A/Depr - Hardware	(3,700,639.19)	(3,885,084.04)	(4,047,311.79)	(4,234,625.64)	(4,416,473.17)	(4,599,859.48)	(4,777,026.16)	(4,972,691.07)	(5,180,268.98)	(5,411,234.52)	(5,646,834.24)	(5,880,559.52)	(6,125,902.34)
1551-000-00 A/Depr - Datacenter Hε	(1,895,098.20)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,898,054.57)	(1,923,303.93)	(1,927,700.71)	(1,949,596.55)	(1,976,949.10)
1552-000-00 A/Depr - Software	(6,383,325.17)	(6,447,304.75)	(6,496,190.38)	(6,550,161.20)	(6,605,553.61)	(6,663,090.22)	(6,718,296.17)	(6,793,503.55)	(6,868,512.73)	(6,939,237.95)	(7,013,112.15)	(7,085,511.94)	(7,156,203.69)
1553-000-00 A/Depr - Network Equip	(884,349.03)	(892,513.11)	(899,887.12)	(908,051.20)	(909,148.20)	(910,281.76)	(911,378.76)	(912,512.32)	(916,117.98)	(914,075.70)	(917,681.36)	(921,170.71)	(924,776.33)
1554-000-00 A/Depr - Telephone Eq	(145,377.31)	(149,677.85)	(153,582.21)	(158,054.76)	(163,052.73)	(168,217.30)	(173,215.27)	(178,379.85)	(181,522.82)	(184,516.06)	(188,523.06)	(192,591.28)	(196,232.43)
1555-000-00 A/Depr - Leasehold Im	(2,226,888.02)	(2,292,320.10)	(2,351,481.40)	(2,416,981.39)	(2,482,444.88)	(2,551,128.91)	(2,617,779.35)	(2,690,745.81)	(2,766,092.34)	(3,017,683.76)	(3,103,586.82)	(3,188,312.14)	(3,228,459.21)
1556-000-00 A/Depr - Furniture and	(555,732.47)	(569,915.62)	(582,728.18)	(596,921.95)	(610,673.69)	(624,898.65)	(640,035.76)	(655,809.91)	(671,740.77)	(686,795.90)	(756,124.32)	(772,491.53)	(790,004.77)
1557-000-00 A/Depr - Internally Dev	(8,670,275.72)	(8,846,720.95)	(9,006,090.84)	(9,186,774.62)	(9,381,629.89)	(9,542,313.66)	(9,723,295.02)	(9,910,309.08)	(10,097,323.15)	(10,280,464.40)	(10,472,281.54)	(10,657,930.76)	(10,856,909.97)
1501-000-00 Datacenter Hardware	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,877,035.72	1,923,445.41	2,078,892.58	2,723,372.63	2,890,491.67
Total Fixed Assets and Leasehol	11,795,967.93	11,565,954.31	11,479,561.56	11,569,028.94	11,629,227.15	11,500,082.60	11,428,381.46	12,533,843.75	12,927,381.66	13,824,532.18	13,880,591.13	14,376,720.23	14,264,337.76
Goodwill, Less Accumulated Amortization:													
1800-000-00 Goodwill	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Total Goodwill, Less Accumulate	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99	10,953,201.99
Intangible Assets, Less Accumulated Amortization:													
1620-000-00 Intangible Asset - EDG	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00	33,810.00
1625-000-00 Accumulated Amort - E	(5,447.07)	(5,634.90)	(5,822.73)	(6,010.56)	(6,198.39)	(6,386.22)	(6,574.05)	(6,761.88)	(6,949.71)	(7,137.54)	(7,325.37)	(7,513.20)	(7,701.03)
1626-000-00 Accumulated Amort EC	(113,530.36)	(117,445.20)	(121,360.04)	(125,274.88)	(129,189.72)	(133,104.56)	(137,019.40)	(140,934.24)	(144,849.08)	(148,763.92)	(152,678.76)	(156,593.60)	(160,508.44)
1630-000-00 Intangible Asset - EDG	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00	31,395.00
1631-000-00 Intangible Asset - EDG	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00
1635-000-00 Accumulated Amort EC	(5,058.18)	(5,232.60)	(5,407.02)	(5,581.44)	(5,755.86)	(5,930.28)	(6,104.70)	(6,279.12)	(6,453.54)	(6,627.96)	(6,802.38)	(6,976.80)	(7,151.22)
1636-000-00 Accumulated Amort EC	(113,530.36)	(117,445.20)	(121,360.04)	(125,274.88)	(129,189.72)	(133,104.56)	(137,019.40)	(140,934.24)	(144,849.08)	(148,763.92)	(152,678.76)	(156,593.60)	(160,508.44)
1621-000-00 Intangible Asset - EDG	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00	704,672.00
Total Intangible Assets, Less Acc	1,236,983.03	1,228,791.10	1,220,599.17	1,212,407.24	1,204,215.31	1,196,023.38	1,187,831.45	1,179,639.52	1,171,447.59	1,163,255.66	1,155,063.73	1,146,871.80	1,138,679.87
Intercompany Rec/(Pay):													
1400-000-00 Intercompany - DE Rou	279,822.36	384,708.50	359,203.65	339,001.22	335,168.06	348,170.13	299,847.65	342,385.90	357,179.81	353,084.63	351,631.62	395,589.00	253,628.00
1403-000-00 Intercompany EDGA	3,777,457.29	2,678,015.31	2,759,327.96	5,404,093.81	8,236,437.08	5,669,788.30	2,705,182.29	3,201,841.15	3,268,780.13	3,151,192.81	3,007,924.88	2,827,928.41	2,955,703.32
1404-000-00 Intercompany EDGX	4,838,942.25	8,179,310.93	3,226,758.59	6,417,249.92	9,769,151.12	3,638,571.52	3,446,615.88	7,400,296.28	8,050,851.34	4,004,910.75	3,855,507.42	3,688,881.61	2,837,856.11
1401-000-00 Intercompany - DE Hol	(33,440.00)				(7,477.16)	(57,859.00)		9,317.21	(60,058.00)	(182,893.41)	(278,339.52)	(642,090.00)	(67,064.00)
Total Intercompany Rec/(Pay)	8,862,781.90	11,242,034.74	6,345,290.20	12,160,344.95	18,333,279.10	9,596,670.95	6,451,645.82	10,953,840.54	11,616,753.28	7,328,294.78	6,936,724.40	6,270,309.02	5,980,123.43

Deferred Tax Asset:													
1310-000-00 Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Total Deferred Tax Asset	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	41,701,746.00	36,545,821.00
Current Tax Rec/(Pay):													
1302-000-00 UEZ NJ Sales Tax Rec	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,688.65	7,418.86
Total Current Tax Rec/(Pay)	81,171.33	91,421.32	91,504.95	93,252.62	93,601.67	95,017.63	95,174.72	95,781.67	6,064.74	5,453.22	5,980.21	6,688.65	7,418.86
Other Assets:													
1300-000-00 Prepaid Expenses	3,016,741.54	3,108,390.09	2,795,828.59	2,835,531.24	2,053,766.15	4,570,152.82	4,246,571.98	4,376,467.28	4,066,814.82	3,175,478.12	2,955,322.79	3,023,199.58	3,011,753.94
1303-000-00 Deposits	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00			
1304-000-00 Exchange Membership	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20	12,960.20			
1301-000-00 Prepaid Insurance	297,949.97	265,953.58	233,957.19	201,960.80	169,964.41	137,968.02	105,971.63	73,975.24	41,978.85	9,982.46	403,898.00	370,239.83	336,581.66
Total Other Assets	3,347,651.71	3,407,303.87	3,062,745.98	3,070,452.24	2,256,690.76	4,741,081.04	4,385,503.81	4,483,402.72	4,141,753.87	3,218,420.78	3,359,220.79	3,393,439.41	3,348,335.60
Total Assets	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,188,061.90	96,030,645.10	99,304,877.28	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations:													
2200-000-00 Accrued Route Fees									26.70				
Total Payable to Brokers, Dealers, and Clearing Organizations									26.70				
Rebates Payable:													
2100-000-00 Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Total Rebates Payable						14,605.26	11,250.00	8,022.47	11,772.47	15,522.47	15,000.00	18,750.00	6,352.52
Loans Payable:													
2350-000-00 Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Total Loans Payable	25,000,000.00	12,500,000.00	12,500,000.00	12,500,000.00	10,500,000.00	8,000,000.00	8,000,000.00	8,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00	6,000,000.00
Accrued Compensation and Other Accrued Expenses:													
2400-000-00 Accrued Payroll Expen:	2,780.77	3,938.27	5,375.77	6,538.29	(1,987.96)	(587.96)	812.04	(3,507.21)	(3,494.72)	(1,914.74)	3,187.18	31.98	2,829.56
2402-000-00 T&E Clearing Account				0.40	0.40	(0.60)	(0.61)	(0.61)				0.20	
2404-000-00 FSA		(1,768.52)	(5,062.68)	(5,371.19)	(6,805.22)	(12,926.41)	(26,802.19)	(30,025.43)	(27,008.32)	(27,643.97)	(34,613.98)	(43,440.09)	
2405-000-00 Bonus Accrual	6,832,000.03	730,842.20	1,743,842.20	2,717,842.20	3,553,513.04	4,460,513.04	5,265,513.04	6,006,513.04	6,821,513.04	7,621,513.04	8,299,440.35	9,109,440.35	10,469,159.66
2500-000-00 Accounts Payable	28,366.66	375,351.06	28,366.66	28,366.66	112,966.10						65,192.57		
2501-000-00 Accrued Audit and Tax	352,235.90	415,278.35	550,237.15	380,406.25	406,966.41	458,423.36	237,736.66	675,939.69	988,340.35	466,120.00	372,904.97	459,684.97	311,328.76
2502-000-00 Other Accrued Expens	60,540.61	219,902.64	273,494.14	263,161.39	290,640.70	38,090.38	84,513.19	103,486.69	67,427.16	83,913.66	125,033.70	160,917.68	124,542.62
2503-000-00 Payable to Knight	422.65	422.65	422.65	37.28	6,607.50								
2504-000-00 Accrued Rent	0.01	(2,015.99)	(2,015.99)	(20,735.99)	(24,812.79)								
2505-000-00 Accrued Lease Expens	(0.01)	(0.01)	(9,440.04)	28,320.08	37,760.11	47,200.14	56,640.17	66,080.20	75,520.23	84,960.26	94,400.29	103,840.32	113,280.35
2506-000-00 Accrued Data Comm	1,024,698.96	684,718.14	1,053,343.80	1,111,485.08	779,029.11	834,921.13	785,355.95	1,620,544.92	746,399.34	840,047.35	1,054,400.00	812,732.77	680,798.62
2507-000-00 Accrued Legal Fees	179,617.22	171,974.90	109,793.11	74,654.45	68,398.80	80,268.61	114,762.71	480,772.42	1,475,338.39	1,440,023.33	1,060,158.57	696,680.38	49,038.61
2508-000-00 Sales Tax Payable	20,626.68	37,669.94	(73,809.16)	(88,370.26)	(90,324.88)	(77,958.10)	(75,260.46)	(75,519.65)	(69,192.80)	(66,943.30)	(66,696.74)	(64,895.34)	(66,562.59)
2509-000-00 Deferred Rent Expense	571,670.86	572,507.86	573,344.86	574,181.86	575,018.86	575,855.86	576,692.86	577,529.86	578,366.86	579,203.86	580,040.86	580,877.86	581,714.86
2510-000-00 Accrued Tax Expense	(2,663,258.79)	(1,814,409.79)	(693,882.45)	70,899.55	874,245.55	1,824,724.55	820,806.55	1,542,127.55	2,102,216.55	2,854,768.76	5,564,104.76	6,398,159.76	3,478,370.07
2511-000-00 Accrued Regulatory Fe	720,954.50	698,244.75	644,957.75	915,812.75	852,108.00	552,279.75	657,325.50	840,548.50	602,799.00	702,846.00	786,846.00	604,000.00	829,439.00
2512-000-00 Accrued Project Delta Expenses													363,300.47
2550-000-00 Deferred Connectivity F	588,500.03	542,877.67	493,525.15	445,551.21	399,996.13	353,225.78	302,764.95	253,812.06	206,078.21	155,772.94	103,848.62	51,924.30	547,999.98
2401-000-00 Payroll Clearing Accou	0.19	0.19	0.18	(0.22)	(0.22)	0.75	2,670.15		(0.01)			1,250.02	
Total Accrued Compensation and	7,719,156.27	2,635,534.31	4,692,493.10	6,502,779.79	7,833,319.64	9,134,030.28	8,803,530.51	12,058,304.03	13,564,305.28	14,732,687.19	18,008,247.15	18,871,205.16	17,485,237.97
Total Liabilities	32,719,156.27	15,135,534.31	17,192,493.10	19,002,779.79	18,333,319.64	17,148,635.54	16,814,780.51	18,066,326.50	19,576,104.45	20,748,189.66	24,023,247.15	24,889,955.16	23,491,590.49

Stockholders' Equity

Additional Paid-In-Capital:													
3000-000-00 Additional Paid-In Capi	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Total Additional Paid-In-Capital	48,615,899.55	59,745,899.55	59,875,899.55	60,005,899.55	60,135,899.55	60,265,899.55	60,395,899.55	60,525,899.55	60,645,899.55	60,765,899.55	60,885,899.55	61,005,899.55	61,123,796.55
Retained Earnings:													
3100-000-00 Retained Earnings	817,657.06	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69	11,306,070.69
4040-000-00 Bad Debt Expense	(170,000.00)	(15,000.00)	(30,000.00)	(65,000.00)	(115,000.00)	(140,000.00)	(165,000.00)	(180,000.00)	(225,000.00)	(240,000.00)	(255,000.00)	(97,027.73)	(1,287,236.39)
4060-000-00 Connectivity Revenue	19,902,963.51	1,901,800.44	3,857,163.33	5,807,297.02	7,755,486.33	9,870,391.98	12,001,185.31	14,363,194.99	16,722,752.73	19,079,082.05	21,361,474.19	23,649,378.51	25,950,740.93
4070-000-00 Other Income	20,515.85								312.74	312.74	3,872.74	5,210.14	5,210.14
4080-000-00 Gain on Sale of Asset	16,500.00												
5030-000-00 Rebate Expense						(14,605.26)	(18,355.26)	(22,105.26)	(25,855.26)	(29,605.26)	(29,082.79)	(32,832.79)	(36,582.79)
6000-000-00 Allocated Comp and Be	28,993,740.38	2,588,398.04	5,356,668.62	8,044,506.22	10,627,013.54	13,271,222.26	15,809,666.90	18,403,896.54	20,945,593.34	23,527,979.00	26,035,048.88	28,485,515.88	31,498,930.46
6000-252-00 Salary Expense - Sales	(1,802,982.15)	(166,336.45)	(338,355.29)	(504,691.18)	(664,297.88)	(825,719.58)	(986,306.28)	(1,146,402.98)	(1,305,564.68)	(1,468,534.80)	(1,626,432.30)	(1,787,560.62)	(1,948,457.32)
6000-609-00 Salary Expense - Oper	(2,059,779.06)	(174,083.40)	(352,291.78)	(532,541.83)	(717,033.55)	(909,748.55)	(1,111,323.61)	(1,313,173.67)	(1,515,573.73)	(1,709,998.79)	(1,912,442.89)	(2,113,742.75)	(2,315,905.33)
6000-701-00 Salary Expense Accou	(794,719.98)	(83,750.02)	(165,929.37)	(243,846.05)	(321,762.73)	(404,749.68)	(486,256.03)	(564,172.71)	(642,089.39)	(720,006.07)	(793,403.39)	(859,854.72)	(937,771.40)
6000-713-00 Salary Expense - Admi	(1,280,552.06)	(124,166.69)	(248,365.82)	(372,532.50)	(496,699.18)	(620,865.86)	(745,032.54)	(869,199.22)	(993,365.90)	(1,117,532.58)	(1,241,699.26)	(1,365,865.94)	(1,490,032.62)
6000-750-00 Salary Expense - Comp	(1,984,166.87)	(169,415.03)	(336,790.05)	(504,465.07)	(672,908.84)	(860,440.97)	(1,061,849.33)	(1,267,292.07)	(1,474,874.42)	(1,678,576.53)	(1,880,397.39)	(2,082,631.37)	(2,273,573.60)
6000-820-00 Salary Expense - IT	(8,928,252.10)	(804,628.04)	(1,620,253.97)	(2,417,771.20)	(3,213,711.97)	(4,029,897.47)	(4,848,125.70)	(5,665,636.19)	(6,494,984.68)	(7,318,685.02)	(8,142,961.53)	(8,941,531.28)	(9,753,055.77)
6004-820-00 Internal Software Capit	1,744,281.50	144,854.00	289,708.00	464,583.33	619,444.43	774,305.53	1,010,833.33	1,192,916.66	1,374,999.99	1,461,499.99	1,644,916.66	1,828,333.33	1,995,312.50
6005-820-00 Internal Software Capit	573,612.17	45,533.33	91,066.66	148,241.67	197,655.57	247,069.47	276,662.50	319,469.44	362,276.38	427,024.99	477,145.82	527,266.65	583,099.98
6010-713-00 Bonus Expense - Admi	(6,515,240.34)	(699,998.97)	(1,649,998.97)	(2,599,998.97)	(3,449,998.97)	(4,299,998.97)	(5,084,998.97)	(5,869,998.97)	(6,634,998.97)	(7,384,998.97)	(8,144,998.97)	(8,904,998.97)	(10,180,314.90)
6011-000-00 Tax/Bene on Bonus	(471,218.12)	(18,000.00)	(81,000.00)	(142,000.00)	(194,000.00)	(251,000.00)	(301,000.00)	(346,000.00)	(396,000.00)	(446,000.00)	(496,000.00)	(546,000.00)	(630,403.38)
6050-252-00 Employer Tax - Sales	(91,667.74)	(19,233.94)	(28,781.83)	(40,669.21)	(50,312.47)	(56,611.80)	(64,850.39)	(71,488.88)	(76,509.07)	(81,625.04)	(88,204.30)	(92,052.27)	(95,898.56)
6050-609-00 Employer Tax - Operati	(128,108.61)	(20,062.56)	(35,023.46)	(48,547.69)	(59,667.01)	(70,885.69)	(82,321.51)	(93,510.86)	(104,706.16)	(114,372.73)	(123,748.53)	(132,214.78)	(139,624.45)
6050-701-00 Employer Tax - Accoun	(48,536.55)	(9,686.60)	(15,909.49)	(21,156.84)	(25,696.85)	(30,162.28)	(34,071.85)	(37,706.11)	(41,341.84)	(44,976.10)	(48,391.32)	(51,553.28)	(54,351.47)
6050-713-00 Employer Tax - Admini	(71,929.35)	(13,181.71)	(18,036.76)	(22,883.01)	(27,490.45)	(32,094.97)	(36,479.82)	(40,076.64)	(43,673.70)	(46,784.42)	(49,084.42)	(51,384.41)	(53,680.85)
6050-750-00 Employer Tax - Compli	(116,980.34)	(19,343.34)	(29,165.55)	(38,452.70)	(46,665.94)	(56,096.89)	(66,055.66)	(74,885.33)	(82,958.52)	(90,507.74)	(97,483.26)	(104,195.36)	(109,075.31)
6050-820-00 Employer Tax - IT	(535,894.30)	(99,301.99)	(162,445.94)	(218,251.98)	(270,640.55)	(322,342.60)	(371,707.00)	(417,606.63)	(461,856.80)	(500,619.43)	(532,339.26)	(557,899.29)	(581,528.53)
6060-252-00 401k Match - Sales	(55,368.01)	(23,084.04)	(27,838.22)	(32,809.06)	(37,492.40)	(42,175.74)	(46,859.08)	(52,292.42)	(58,375.76)	(64,709.10)	(68,921.29)	(73,237.33)	(77,062.47)
6060-609-00 401k Match - Operatior	(95,569.16)	(26,351.50)	(34,686.00)	(43,159.50)	(51,904.00)	(61,624.00)	(71,044.00)	(80,013.50)	(89,016.00)	(96,890.50)	(105,160.12)	(112,646.62)	(119,428.62)
6060-701-00 401k Match - Accountir	(28,081.72)	(6,647.00)	(9,497.00)	(12,547.00)	(15,597.00)	(18,647.00)	(21,697.00)	(23,247.00)	(24,422.00)	(25,222.00)	(26,022.00)	(26,609.50)	(26,984.50)
6060-713-00 401k Match - Administr	(43,671.17)	(7,152.50)	(13,925.29)	(20,696.13)	(25,216.97)	(29,175.31)	(33,133.65)	(37,091.99)	(40,050.33)	(42,275.38)	(44,333.72)	(45,492.06)	(50,743.89)
6060-750-00 401k Match - Complian	(35,779.09)	(10,746.34)	(16,663.00)	(22,713.00)	(28,763.00)	(34,813.00)	(40,863.00)	(46,929.50)	(53,012.50)	(57,737.50)	(60,851.28)	(63,976.28)	(67,163.00)
6060-820-00 401k Match - IT	(323,606.87)	(75,871.35)	(108,957.85)	(143,208.82)	(177,526.87)	(211,481.75)	(244,527.55)	(276,386.53)	(306,776.82)	(333,818.33)	(357,891.97)	(379,899.23)	(410,593.21)
6070-000-00 Employee Insurance	(1,241,781.41)	(102,742.87)	(235,526.60)	(357,492.84)	(474,830.27)	(597,168.51)	(726,765.11)	(878,178.09)	(1,002,725.28)	(1,129,269.69)	(1,265,681.77)	(1,402,127.62)	(1,523,155.48)
6075-000-00 Tuition Reimbursement Expense				(1,895.59)	(1,895.59)	(1,895.59)	(1,895.59)	(9,992.08)	(9,992.08)	(20,162.18)	(30,641.48)	(30,641.48)	(30,641.48)
6080-000-00 Stock Option Expense	(1,555,682.00)	(130,000.00)	(260,000.00)	(390,000.00)	(520,000.00)	(650,000.00)	(780,000.00)	(910,000.00)	(1,030,000.00)	(1,150,000.00)	(1,270,000.00)	(1,390,000.00)	(1,507,897.00)
6090-000-00 Phantom Stock Unit Ex	(3,402,067.00)												
7000-000-00 Allocated Bus Dev	1,417,951.14	141,329.86	288,341.14	382,227.74	453,562.58	549,898.28	715,211.14	836,582.24	924,972.62	1,023,535.32	1,182,264.42	1,321,842.42	1,428,596.14
7010-252-00 Sales T&E - Hotel	(27,193.14)		(4,863.97)	(6,532.76)	(9,381.76)	(11,246.66)	(14,857.40)	(18,601.36)	(20,136.47)	(22,863.71)	(28,790.19)	(33,718.32)	(35,105.74)
7011-252-00 Sales T&E - Airfare/Tra	(99,804.55)	(1,401.20)	(5,561.02)	(10,598.97)	(14,185.51)	(16,624.96)	(24,604.61)	(33,074.25)	(38,488.21)	(43,597.49)	(48,683.59)	(61,176.19)	(66,661.55)
7012-252-00 Sales T&E - Car Servic	(72,551.90)	(7,370.86)	(9,355.80)	(18,811.62)	(19,850.07)	(20,819.20)	(32,434.24)	(42,200.92)	(50,075.44)	(52,066.39)	(60,297.35)	(61,807.18)	(74,649.70)
7013-252-00 Sales T&E - Parking	(2,373.92)		(49.75)	(179.75)	(432.75)	(712.75)	(829.75)	(1,299.75)	(1,401.75)	(1,543.75)	(1,572.75)	(1,910.27)	(2,234.27)
7014-252-00 Sales T&E - Client Ente	(50,665.88)		(2,272.00)	(2,272.00)	(12,959.29)	(20,959.29)	(30,502.09)	(58,008.81)	(67,252.38)	(69,160.88)	(70,698.18)	(70,980.44)	(70,980.44)
7015-252-00 Sales T&E - Client Ente	(68,374.55)	(5,020.68)	(14,474.89)	(21,692.48)	(28,813.20)	(36,834.53)	(44,116.33)	(51,087.54)	(55,910.72)	(63,127.80)	(70,931.18)	(82,763.18)	(89,992.76)
7016-252-00 Sales T&E - Ticket Pre	6,816.60												
7017-252-00 Sales T&E - Business I	(8,617.69)		(2,015.00)	(2,015.00)	(5,084.00)	(7,108.00)	(7,907.00)	(8,468.75)	(9,843.43)	(16,077.61)	(16,077.61)	(25,137.61)	(38,258.36)
7030-000-00 Charity Events and Do	(67,000.00)									(15,000.00)	(15,000.00)	(15,000.00)	(15,000.00)
7040-000-00 Market/Product Resear	12,186.41						(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)	(20,000.00)
7040-055-00 Market Research - Bra	(125,000.00)	(10,000.00)	(20,000.00)	(30,000.00)	(40,000.00)	(50,000.00)	(60,000.00)	(70,000.00)	(61,890.78)	(71,690.78)	(81,690.78)	(86,690.76)	(85,024.78)
7100-000-00 Advertising	(66,525.00)											(6,800.00)	(6,800.00)
7100-055-00 Marketing/PR Brazil	(127,783.93)	(8,000.00)	(37,187.50)	(24,000.00)	(32,000.00)	(40,000.00)	(48,000.00)	(56,000.00)	(64,000.00)	(72,000.00)	(80,000.00)	(88,675.00)	(96,675.00)
7101-000-00 Promotional	(186,106.78)	(39,612.57)	(49,579.54)	(53,784.27)	(55,920.81)	(72,217.53)	(77,533.80)	(86,028.79)	(96,914.73)	(104,501.02)	(128,062.40)	(130,929.35)	(144,890.60)
7102-000-00 Sponsorship	(242,141.25)	(49,000.00)	(88,500.00)	(115,500.00)	(124,000.00)	(146,000.00)	(192,500.00)	(210,500.00)	(211,810.00)	(217,851.67)	(275,935.00)	(324,018.33)	(354,601.66)
7103-000-00 Public Relations	(200,868.64)	(10,588.24)	(34,676.48)	(45,264.65)	(57,094.65)	(68,754.60)	(100,913.71)	(114,342.31)	(130,704.95)	(142,513.40)	(153,965.40)	(170,359.90)	(180,532.40)
7104-000-00 Marketing Materials	(31,159.69)	(3,040.58)	(6,583.14)	(17,515.48)	(19,223.81)	(23,820.14)	(26,180.58)	(30,097.84)	(34,042.18)	(48,817.23)	(59,436.00)	(63,044.99)	(67,434.51)
7105-000-00 Website	(25,052.50)	(6,997.50)	(9,345.00)	(30,581.25)	(30,581.25)	(30,581.25)	(30,581.25)	(30,581.25)	(56,268.75)	(56,268.75)	(62,418.75)	(65,868.75)	(65,868.75)
7106-252-00 T&E - Marketing	(35,734.88)	(298.22)	(3,077.04)	(3,479.50)	(4,035.46)	(4,219.35)	(4,250.35)	(6,290.64)	(6,432.79)	(6,454.79)	(8,725.18)	(12,962.51)	(13,885.62)
7500-000-00 Allocated Professional	11,338,254.63	904,053.03	1,781,549.32	2,485,761.33	3,531,730.32	4,655,558.93	5,584,076.48	7,446,505.31	9,550,972.52	11,219,922.39	12,598,578.66	13,816,441.66	15,067,439.64
7510-000-00 Audit and Tax Fees	(1,782,796.90)	(128,627.25)	(251,226.05)	(382,496.65)	(569,855.66)	(797,355.66)	(899,334.52)	(1,016,834.52)	(683,000.93)	(842,894.71)	(940,891.41)	(1,102,490.91)	(1,235,990.91)
7520-000-00 Legal Fees	(1,346,058.27)	(25,987.09)	(54,879.67)	(63,415.74)	(132,004.99)	(172,017.04)	(236,971.26)	(631,971.26)	(277,752.49)	(338,004.39)	(435,618.86)	(454,022.85)	(484,022.85)
7520-055-00 Legal - Brazil	(316,417.39)	(17,000.00)	(24,000.00)	(37,000.00)	(39,226.53)	(45,226.53)	(61,107.70)	(91,107.70)	(120,899.18)	(142,710.54)	(120,580.73)	(181,215.26)	(169,792.87)
7530-000-00 Regulatory Fees	(3,090,022.91)	(265,000.17)	(500,686.34)	(754,061.51)	(1,085,676.68)	(1,502,541.23)	(1,854,739.80)	(2,184,894.37)	(2,569,115.94)	(2,890,498.51)	(3,198,271.08)	(3,511,048.65)	(3,985,347.16)
7540-000-00 Recruiting Fees	(389,000.00)	(50,000.00)	(120,000.00)	(146,507.80)	(134,438.87)	(184,438.87)	(254,438.87)	(316,938.87)	(393,784.28)	(413,784.28)	(413,784.28)	(413,784.28)	(449,034.28)
7550-000-00 Consulting - IT	(1,870,862.00)	(160,583.33)	(429,017.43)	(615,434.10)	(837,241.88)	(1,209,329.17)	(1,420,745.63)	(1,733,712.71)	(1,960,133.55)	(2,181,883.55)	(2,357,669.40)	(2,568,075.20)	(2,824,022.28)
7551-000-00 Consulting - Finance ar	(82,034.02)	(68,779.00)	(120,018.00)	(136,582.00)	(165,514.82)	(192,753.72)	(235,720.30)	(752,200.00)	(788,579.02)	(826,117.92)	(848,915.05)	(873,493.96)	(903,448.31)
7552-000-00 Consulting Legal/Comp	(592,080.70)	(45,000.00)	(103,125.13)	(130,125.13)	(150,321.44)	(196,575.73)	(219,510.48)	(241,767.48)	(210,793.00)	(225,606.59)	(230,573.97)	(290,922.73)	(321,359.11)
7553-055-00 Consulting - Brazil	(307,323.56)	(55,366.66)	(55,366.66)	(55,366.66)	(55,366.66)	(27,000.00)	(27,000.00)	(27,000.00)	(21,300.82)	(21,300.82)	(21,300.82)	(21,300.82)	(21,300.82)
7554-000-00 Strategic Initiatives	(610,528.48)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(179.17)	(2,020,977.71)	(2,701,091.59)	(3,262,906.00)	(3,571,959.49)	(3,734,720.28)
7560-000-00 Payroll Processing Fee	(60,570.66)	(11,878.38)	(13,884.88)	(17,113.58)	(23,122.68)	(27,151.86)	(32,876.32)	(34,542.57)	(37,540.02)	(40,540.58)	(49,228.37)	(52,777.48)	(55,318.32)
7570-000-00 Board Member Compe	(890,559.70)	(75,671.98)	(109,166.00)	(147,499.00)	(238,780.98)	(290,989.98)	(341,452.26)	(415,358.70)	(466,995.63)	(595,486.96)	(718,856.75)	(795,350.08)	(863,082.45)
8000-000-00 Telephone	(260,478.42)	(24,738.02)	(48,497.98)	(73,392.05)	(98,073.65)	(125,161.58)	(151,237.04)	(177,198.34)	(201,443.21)	(228,078.88)	(253,883.92)	(279,069.30)	(305,173.06)

8001-000-00 Communications	(102,101.47)	(8,764.19)	(16,034.24)	(23,718.78)	(30,089.05)	(35,116.99)	(41,618.18)	(48,176.17)	(57,218.90)	(64,941.83)	(71,758.55)	(77,140.37)	(84,300.20)
8002-000-00 Market Data Fees	(804,730.50)	(66,312.55)	(132,625.10)	(213,345.51)	(277,470.51)	(361,690.70)	(445,864.58)	(526,289.71)	(634,654.52)	(717,404.53)	(825,059.99)	(915,050.98)	(1,026,666.65)
8003-000-00 Connectivity Line	(4,374,599.69)	(378,570.18)	(703,678.34)	(1,084,445.52)	(1,593,246.47)	(2,053,180.48)	(2,450,473.75)	(2,890,552.76)	(3,363,305.16)	(3,889,869.94)	(4,342,693.57)	(4,955,264.07)	(5,389,428.87)
8004-000-00 Data Center Facilities		(808,645.38)	(1,500,987.19)	(2,236,589.03)	(2,980,862.63)	(3,725,078.48)	(4,471,374.38)	(5,215,822.35)	(5,970,698.58)	(6,722,261.44)	(7,472,906.49)	(8,090,324.48)	(8,701,330.74)
8005-000-00 Office Facilities		(3,217.08)	(34,419.74)	(47,563.05)	(70,137.72)	(93,427.69)	(116,443.99)	(138,305.26)	(153,924.81)	(178,988.67)	(204,698.69)	(227,349.68)	(254,382.42)
8006-000-00 Computer Hardware	(7,752,428.57)	(609,546.09)	(1,213,168.37)	(77,701.27)	(88,483.17)	(112,046.68)	(122,827.33)	(139,831.39)	(149,105.83)	(168,633.50)	(189,218.08)	(200,005.39)	(223,186.06)
8007-000-00 Computer HW Maint/St	(821,637.28)	(32,746.36)	(44,443.18)	(128,387.02)	(164,817.80)	(210,402.23)	(254,216.90)	(297,463.18)	(343,500.17)	(372,747.09)	(418,465.42)	(514,992.11)	(592,843.50)
8008-000-00 Software	(1,659,633.99)	(152,592.99)	(312,469.58)	(452,064.91)	(596,853.07)	(776,467.69)	(954,919.76)	(1,145,206.14)	(1,290,923.42)	(1,443,620.86)	(1,627,079.35)	(1,818,427.11)	(2,023,924.38)
8009-000-00 SW Maint/Sup	(8,793,311.91)	(269,293.18)	(224,691.95)	(339,590.51)	(409,598.52)	(512,199.10)	(611,038.69)	(709,787.74)	(826,562.14)	(950,843.33)	(1,040,796.27)	(1,109,842.95)	(1,189,954.63)
8010-000-00 Allocated Communicati	23,369,021.54	2,054,426.00	4,032,776.09	6,045,372.39	8,142,873.05	10,321,781.16	12,394,298.19	14,540,795.10	16,677,974.68	18,834,610.28	20,954,209.83	23,129,088.83	25,134,247.52
8011-000-00 Production Security Monitoring			(1,760.42)	(8,146.02)	(18,395.85)	(28,645.68)	(35,031.28)	(41,416.88)	(51,092.48)	(58,478.04)	(65,910.20)	(73,342.35)	(80,774.51)
8012-000-00 Hardware Lease Expense				(1,660,428.72)	(2,214,866.60)	(2,788,363.85)	(3,339,252.32)	(3,912,745.18)	(4,435,545.47)	(4,938,742.40)	(5,441,939.33)	(5,968,279.94)	(6,462,282.50)
8500-000-00 Depr - Hardware	(1,828,153.35)	(184,444.85)	(346,672.60)	(533,986.45)	(715,833.98)	(899,220.29)	(1,076,388.97)	(1,272,051.88)	(1,479,629.79)	(1,734,525.98)	(1,970,125.70)	(2,193,445.83)	(2,438,788.45)
8501-000-00 Depr - Datacenter Hard	(149,503.63)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	(2,956.37)	18,203.96	13,807.18	(8,088.66)	(35,441.21)
8502-000-00 Depr - Software	(900,994.12)	(63,979.58)	(112,865.21)	(166,836.03)	(222,228.64)	(279,765.05)	(334,971.00)	(410,178.38)	(485,187.56)	(553,413.95)	(627,288.15)	(699,687.94)	(770,379.69)
8503-000-00 Depr - Network Equipm	(116,120.70)	(8,184.08)	(15,538.09)	(23,702.17)	(24,799.17)	(25,932.73)	(27,029.73)	(28,163.29)	(31,768.95)	(35,126.67)	(38,732.33)	(42,221.68)	(45,827.30)
8504-000-00 Depr - Telephone Equi	(35,414.19)	(4,300.54)	(8,184.90)	(12,677.45)	(17,675.42)	(22,839.99)	(27,837.96)	(33,002.54)	(36,145.51)	(39,138.75)	(43,145.75)	(47,213.97)	(50,855.12)
8505-000-00 Depr - Leasehold Impr	(756,051.80)	(65,432.08)	(124,593.38)	(190,093.37)	(255,556.86)	(324,240.89)	(390,891.33)	(463,857.79)	(539,204.32)	(788,869.74)	(874,772.80)	(957,498.12)	(997,645.19)
8506-000-00 Depr - Furniture and Fi	(167,595.41)	(14,183.15)	(26,993.71)	(41,169.48)	(54,941.22)	(69,166.18)	(84,303.29)	(100,077.44)	(116,008.30)	(131,063.43)	(200,391.85)	(216,759.06)	(234,272.30)
8507-000-00 Depr - Internally Devel	(1,957,131.40)	(178,445.23)	(335,815.12)	(516,498.90)	(691,354.17)	(872,037.94)	(1,053,019.30)	(1,240,033.36)	(1,427,047.43)	(1,612,686.60)	(1,804,513.74)	(1,990,152.96)	(2,189,132.17)
8510-000-00 Allocated Depreciation	6,009,267.92	528,097.81	990,003.24	1,512,516.00	2,018,113.54	2,537,119.08	3,046,547.52	3,607,664.54	4,183,483.65	4,950,348.51	5,627,082.43	6,245,179.43	6,860,844.59
8590-000-00 Amortization EDGA UT	(2,253.96)	(187.83)	(375.66)	(563.49)	(751.32)	(939.15)	(1,126.98)	(1,314.81)	(1,502.64)	(1,690.47)	(1,878.30)	(2,066.13)	(2,253.96)
8591-000-00 Amortization EDGA CT	(46,978.08)	(3,914.84)	(7,829.68)	(11,744.52)	(15,659.36)	(19,574.20)	(23,489.04)	(27,403.88)	(31,318.72)	(35,233.56)	(39,148.40)	(43,063.24)	(46,978.08)
8592-000-00 Amortization EDGX UT	(2,093.04)	(174.42)	(348.84)	(523.26)	(697.68)	(872.10)	(1,046.52)	(1,220.94)	(1,395.36)	(1,569.78)	(1,744.20)	(1,918.62)	(2,093.04)
8593-000-00 Amortization EDGX CT	(46,978.08)	(3,914.84)	(7,829.68)	(11,744.52)	(15,659.36)	(19,574.20)	(23,489.04)	(27,403.88)	(31,318.72)	(35,233.56)	(39,148.40)	(43,063.24)	(46,978.08)
9000-000-00 Allocated Other	1,666,818.54	135,786.50	234,945.14	356,271.98	470,934.20	595,796.44	721,278.78	824,127.20	989,562.42	1,118,244.32	1,299,122.50	1,500,136.50	1,750,416.62
9001-000-00 Company Holiday Party	(30,000.00)				(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(1,925.13)	(16,925.13)	(57,000.91)
9002-000-00 Bank Fees	(545.97)	(104.81)	(298.33)	(955.35)	(1,311.23)	(1,815.05)	(2,218.82)	(2,477.07)	(2,646.63)	(2,958.53)	(3,126.91)	(3,284.35)	(3,442.53)
9004-000-00 Misc Expense	(193,260.19)	(3,316.25)	(11,176.39)	(13,140.22)	(14,534.53)	(67,734.23)	(76,281.55)	(71,476.57)	(83,347.24)	(81,837.73)	(129,927.53)	(128,440.79)	(187,790.78)
9005-000-00 General Insurance Exp	(375,771.79)	(43,881.22)	(75,877.61)	(107,874.00)	(139,870.39)	(171,866.78)	(203,863.17)	(235,859.56)	(267,855.95)	(299,852.34)	(310,054.80)	(343,712.87)	(377,371.14)
9006-000-00 Office Expense	(187,954.66)	(10,862.20)	(16,173.97)	(25,673.94)	(42,271.09)	(49,113.07)	(53,003.37)	(57,949.43)	(63,134.85)	(73,370.98)	(92,752.49)	(126,319.26)	(138,512.77)
9007-000-00 Postage & Freight	(28,942.45)	(3,298.27)	(4,813.04)	(6,790.66)	(9,254.46)	(10,750.71)	(11,769.89)	(12,506.31)	(13,476.47)	(16,034.33)	(18,546.82)	(20,270.31)	(26,609.24)
9010-000-00 Training - Corporate				(5,377.50)	(7,900.60)	(19,390.35)	(23,295.10)	(26,825.85)	(30,225.60)	(32,416.18)	(48,345.93)	(62,035.68)	(75,528.08)
9010-252-00 Training - Sales	(11,308.40)									(1,500.00)	18,300.00	18,300.00	18,300.00
9010-609-00 Training - Operations	(19,306.08)	(225.00)	(2,783.38)	(8,033.38)	(11,813.38)	(11,813.38)	(17,753.88)	(19,166.88)	(19,166.88)	(21,656.88)	(40,840.61)	(48,025.61)	(48,025.61)
9010-701-00 Training - Accounting/F	(15,131.00)					(115.30)	(115.30)	(615.30)	(615.30)	(615.30)	(2,387.30)	(2,387.30)	(2,387.30)
9010-713-00 Training - Administratio	(68,695.84)	(6,726.09)	(8,030.84)	(8,121.34)	(6,121.34)	(6,121.34)	(6,221.34)	(9,157.96)	(9,157.96)	(9,406.96)	(9,406.96)	(9,406.96)	(11,044.80)
9010-750-00 Training - Compliance/l	(18,406.90)	(553.33)	(4,327.25)	(5,304.90)	(5,763.32)	(6,221.65)	(6,679.98)	(8,386.31)	(10,746.94)	(11,752.73)	(10,780.80)	(21,517.80)	(34,922.49)
9010-820-00 Training - IT	(221,177.11)	(5,925.23)	(13,516.90)	(19,736.90)	(22,235.90)	(32,369.15)	(44,960.64)	(60,043.18)	(68,063.28)	(81,903.29)	(85,755.19)	(94,428.19)	(102,613.19)
9011-055-00 T&E - Strategy	(130,929.68)	(9,983.36)	(10,393.36)	(24,865.18)	(29,751.18)	(29,809.14)	(30,343.23)	(30,458.47)	(32,286.09)	(32,353.14)	(60,630.08)	(62,940.51)	(63,033.61)
9011-252-00 T&E - Sales	(10,387.07)	(73.00)	(292.14)	(786.27)	(1,822.79)	(2,269.87)	(3,167.86)	(4,489.77)	(4,968.26)	(5,929.39)	(7,621.93)	(9,149.34)	(10,550.55)
9011-609-00 T&E - Operations	(34,210.46)	(3,642.71)	(6,422.86)	(7,590.24)	(7,911.77)	(13,371.61)	(18,285.85)	(20,766.29)	(22,492.69)	(27,849.59)	(32,277.69)	(33,751.94)	(40,538.20)
9011-701-00 T&E - Accounting/Finai	(7,158.78)	(543.86)	(543.86)	(568.54)	(763.54)	(872.84)	(872.84)	(1,157.93)	(4,666.05)	(4,743.06)	(5,652.06)	(5,858.79)	(5,858.79)
9011-713-00 T&E - Administration	(31,779.97)	(3,453.40)	(5,557.20)	(10,566.86)	(12,763.97)	(15,005.30)	(23,439.54)	(28,273.12)	(30,808.26)	(33,322.83)	(47,169.01)	(77,601.40)	(84,767.78)
9011-750-00 T&E - Compliance/Legi	(29,935.71)	(2,117.82)	(3,902.16)	(6,942.26)	(12,078.56)	(17,097.20)	(20,972.96)	(24,337.00)	(30,748.79)	(32,540.23)	(34,097.75)	(46,384.98)	(52,504.60)
9011-820-00 T&E - IT	(85,427.40)	(3,208.34)	(6,983.10)	(17,988.99)	(31,537.76)	(50,237.26)	(64,021.96)	(70,161.51)	(79,527.80)	(87,914.72)	(100,409.21)	(107,309.16)	(121,202.43)
9012-000-00 Good Deeds Charitable	(60,000.00)	(6,250.00)	(12,500.00)	(18,750.00)	(25,000.00)	(31,250.00)	(37,500.00)	(43,750.00)	(50,000.00)	(56,250.00)	(62,500.00)	(68,750.00)	(75,000.00)
9013-000-00 Dues, Subscriptions, P	(98,137.83)	(31,623.60)	(51,352.74)	(69,205.35)	(86,303.25)	(58,647.07)	(72,586.56)	(96,341.55)	(113,702.24)	(135,110.96)	(158,214.27)	(174,936.55)	(195,013.82)
9014-000-00 Taxes Other	(850.00)								(50,000.00)	(55,000.00)	(55,000.00)	(55,000.00)	(55,000.00)
9016-000-00 Other Charitable Contri	(7,500.00)												
9100-000-00 State Income Taxe	(376,641.00)												
9110-000-00 Federal Income Tax	(7,404,926.00)	(817,442.00)	(1,905,560.00)	(2,999,342.00)	(4,062,688.00)	(5,013,167.00)	(6,216,149.00)	(6,928,152.79)	(7,445,866.79)	(8,180,419.00)	(8,928,660.00)	(9,751,443.00)	(13,570,933.00)
9500-000-00 Rent Expense	0.01					0.01	0.01	0.01	0.01	0.01	0.01	0.03	
9600-000-00 Interest Expense		(50,000.00)	(80,000.00)	(115,000.00)	(145,220.96)	(172,870.96)	(200,370.96)	(225,589.64)	(249,541.89)	(290,646.06)	(330,646.06)	(365,846.06)	(355,278.97)
Total Retained Earnings	11,306,070.69	12,200,230.18	12,897,675.07	13,559,026.76	14,238,649.12	15,210,820.51	15,957,381.84	17,438,419.05	19,082,873.28	20,519,796.22	21,876,029.86	23,338,709.82	20,511,990.61
Total Stockholder's Equity	59,921,970.24	71,946,129.73	72,773,574.62	73,564,926.31	74,374,548.67	75,476,720.06	76,353,281.39	77,964,318.60	79,728,772.83	81,285,695.77	82,763,929.41	84,344,609.37	81,635,787.16
Total Liabilities and Stockholders'	92,641,126.51	87,081,664.04	89,966,067.72	92,567,706.10	92,707,868.31	92,625,355.60	93,166,061.90	96,030,645.10	99,304,877.26	102,033,885.43	106,787,176.56	109,234,564.53	105,127,377.65

Direct Edge Inc

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue	(15,000.00)	(15,000.00)	(35,000.00)	(50,000.00)	(25,000.00)	(25,000.00)	(15,000.00)	(45,000.00)	(15,000.00)	(15,000.00)	157,972.27	(1,190,208.66)	($1,287,236.39)
Connectivity and Member Fees	1,901,600.44	1,955,562.89	1,950,133.69	1,948,189.31	2,114,905.65	2,130,793.33	2,362,009.68	2,359,557.74	2,356,329.32	2,282,392.14	2,287,904.32	2,301,362.42	25,950,740.93
Other Income								312.74		3,560.00	1,337.40		5,210.14
Total Revenues	1,886,600.44	1,940,562.89	1,915,133.69	1,898,189.31	2,089,905.65	2,105,793.33	2,347,009.68	2,314,870.48	2,341,329.32	2,270,952.14	2,447,213.99	1,111,153.76	24,668,714.68
Cost of Revenues													
Rebates					14,605.26	3,750.00	3,750.00	3,750.00	3,750.00	(522.47)	3,750.00	3,750.00	36,582.79
Total Cost of Revenues					14,605.26	3,750.00	3,750.00	3,750.00	3,750.00	(522.47)	3,750.00	3,750.00	36,582.79
Gross Margins	1,886,600.44	1,940,562.89	1,915,133.69	1,898,189.31	2,075,300.39	2,102,043.33	2,343,259.68	2,311,120.48	2,337,579.32	2,271,474.61	2,443,463.99	1,107,403.76	24,632,131.89
Gross Margins as a % of Revenues	100.00%	100.00%	100.00%	100.00%	99.30%	99.82%	99.84%	99.84%	99.84%	100.02%	99.85%	99.66%	1198.17%
Fixed Expenses													
Compensation and Benefits	24,998.97	24,999.99	24,999.99	25,000.00	25,000.00	24,999.99	24,999.99	24,999.99	25,000.00	24,999.99	25,000.39	25,000.70	300,000.00
Communications & Data Processing	100,000.00	100,000.00	100,000.00	99,999.99	100,000.00	100,000.02	99,999.99	100,000.01	100,000.02	100,000.00	99,999.87	100,000.10	1,200,000.00
Depreciation and Amortization	(0.00)	0.00	0.01	0.00	0.00	0.00	0.01	(0.00)	0.00	(0.01)	(0.19)	0.18	
Occupancy and Equipment Rentals					(0.01)						(0.02)	0.03	
Professional Fees	(0.00)	0.01	(0.00)	0.01	0.01	(0.00)	0.01	0.01	(0.00)	0.01	(0.01)	(0.05)	
Business Development	(0.01)	0.00	(0.00)	(0.01)	0.00	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	0.44	(0.38)	
Other Expenses	(0.01)		0.00	0.00		0.00	0.00		(0.01)	(0.01)	0.55	(0.52)	
Total Fixed Expenses	124,998.95	125,000.00	125,000.00	124,999.99	125,000.00	125,000.00	125,000.00	125,000.00	125,000.00	124,999.97	125,001.03	125,000.06	1,500,000.00
Pre-Tax Income	1,761,601.49	1,815,562.89	1,790,133.69	1,773,189.32	1,950,300.39	1,977,043.33	2,218,259.68	2,186,120.48	2,212,579.32	2,146,474.64	2,318,462.96	982,403.70	23,132,131.89
Net Interest	50,000.00	30,000.00	35,000.00	30,220.96	27,650.00	27,500.00	25,218.68	23,952.25	41,104.17	40,000.00	35,000.00	(10,367.09)	355,278.97
Pre-Tax Income	1,711,601.49	1,785,562.89	1,755,133.69	1,742,968.36	1,922,650.39	1,949,543.33	2,193,041.00	2,162,168.23	2,171,475.15	2,106,474.64	2,283,462.96	992,770.79	22,776,852.92
Income Taxes	817,442.00	1,088,118.00	1,093,782.00	1,063,346.00	950,479.00	1,202,982.00	712,003.79	517,714.00	734,552.21	748,241.00	822,783.00	3,819,490.00	13,570,933.00
Net Income/(Loss)	894,159.49	697,444.89	661,351.69	679,622.36	972,171.39	746,561.33	1,481,037.21	1,644,454.23	1,436,922.94	1,358,233.64	1,460,679.96	(2,826,719.21)	9,205,919.92

Direct Edge Inc

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue:													
4040-000-00 Bad Debt Expense	(15,000.00)	(15,000.00)	(35,000.00)	(50,000.00)	(25,000.00)	(25,000.00)	(15,000.00)	(45,000.00)	(15,000.00)	(15,000.00)	157,972.27	(1,190,208.66)	(1,287,236.39)
Total Commission Revenue	(15,000.00)	(15,000.00)	(35,000.00)	(50,000.00)	(25,000.00)	(25,000.00)	(15,000.00)	(45,000.00)	(15,000.00)	(15,000.00)	157,972.27	(1,190,208.66)	(1,287,236.39)
Connectivity and Member Fees:													
4060-000-00 Connectivity Revenue	1,901,600.44	1,955,562.89	1,950,133.69	1,948,189.31	2,114,905.65	2,130,793.33	2,362,009.68	2,359,557.74	2,356,329.32	2,282,392.14	2,287,904.32	2,301,362.42	25,950,740.93
Total Connectivity and Member Fee	1,901,600.44	1,955,562.89	1,950,133.69	1,948,189.31	2,114,905.65	2,130,793.33	2,362,009.68	2,359,557.74	2,356,329.32	2,282,392.14	2,287,904.32	2,301,362.42	25,950,740.93
Other Income:													
4070-000-00 Other Income								312.74		3,560.00	1,337.40		5,210.14
Total Other Income								312.74		3,560.00	1,337.40		5,210.14
Total Revenues	1,886,600.44	1,940,562.89	1,915,133.69	1,898,189.31	2,089,905.65	2,105,793.33	2,347,009.68	2,314,870.48	2,341,329.32	2,270,952.14	2,447,213.99	1,111,153.76	24,668,714.68
Cost of Revenues													
Rebates:													
5030-000-00 Rebate Expense					14,605.26	3,750.00	3,750.00	3,750.00	3,750.00	(522.47)	3,750.00	3,750.00	36,582.79
Total Rebates					14,605.26	3,750.00	3,750.00	3,750.00	3,750.00	(522.47)	3,750.00	3,750.00	36,582.79
Total Cost of Revenues					14,605.26	3,750.00	3,750.00	3,750.00	3,750.00	(522.47)	3,750.00	3,750.00	36,582.79
Gross Margins	1,886,600.44	1,940,562.89	1,915,133.69	1,898,189.31	2,075,300.39	2,102,043.33	2,343,259.68	2,311,120.48	2,337,579.32	2,271,474.61	2,443,463.99	1,107,403.76	24,632,131.89
Gross Margins as a % of Revenues	100.00%	100.00%	100.00%	100.00%	99.30%	99.82%	99.84%	99.84%	99.84%	100.02%	99.85%	99.66%	1198.17%
Fixed Expenses													
Compensation and Benefits:													
6000-000-00 Allocated Comp and Bı	(2,588,398.04)	(2,768,270.58)	(2,687,837.60)	(2,582,507.32)	(2,644,208.72)	(2,538,446.64)	(2,594,227.64)	(2,541,696.80)	(2,582,385.66)	(2,507,069.88)	(2,450,467.00)	(3,013,414.58)	(31,498,930.46)
6000-252-00 Salary Expense - Sales	166,336.45	170,018.84	168,335.89	159,606.70	161,421.70	160,586.70	160,096.70	159,161.70	160,970.12	159,897.50	161,128.32	160,896.70	1,948,457.32
6000-609-00 Salary Expense - Open	174,083.40	178,208.38	180,250.05	184,491.72	192,715.00	201,575.06	201,850.06	202,400.06	194,425.06	202,443.90	201,300.06	202,162.58	2,315,905.33
6000-701-00 Salary Expense Accou	83,750.02	82,179.35	77,916.68	77,916.68	82,986.95	81,506.35	77,916.68	77,916.68	77,916.68	73,397.32	66,451.33	77,916.68	937,771.40
6000-713-00 Salary Expense - Admi	124,166.69	124,199.13	124,166.68	124,166.68	124,166.68	124,166.68	124,166.68	124,166.68	124,166.68	124,166.68	124,166.68	124,166.68	1,490,032.62
6000-750-00 Salary Expense - Com	169,415.03	167,375.02	167,675.02	168,443.77	187;532.13	201,408.36	205,442.74	207,582.35	203,702.11	201,820.86	202,233.98	190,942.23	2,273,573.60
6000-820-00 Salary Expense - IT	804,628.04	815,625.93	797,517.23	795,940.77	816,185.50	818,228.23	817,510.49	829,348.49	823,700.34	824,296.51	798,549.75	811,524.49	9,753,055.77
6004-820-00 Internal Software Capit	(144,854.00)	(144,854.00)	(174,875.33)	(154,861.10)	(154,861.10)	(236,527.80)	(182,083.33)	(182,083.33)	(86,500.00)	(183,416.67)	(183,416.67)	(166,979.17)	(1,995,312.50)
6005-820-00 Internal Software Capit	(45,533.33)	(45,533.33)	(57,175.01)	(49,413.90)	(49,413.90)	(29,593.03)	(42,806.94)	(42,806.94)	(64,748.61)	(50,120.83)	(50,120.83)	(55,833.33)	(583,099.98)
6010-713-00 Bonus Expense - Admi	699,998.97	950,000.00	950,000.00	850,000.00	850,000.00	785,000.00	785,000.00	765,000.00	750,000.00	760,000.00	760,000.00	1,275,315.93	10,180,314.90
6011-000-00 Tax/Bene on Bonus	18,000.00	63,000.00	61,000.00	52,000.00	57,000.00	50,000.00	45,000.00	50,000.00	50,000.00	50,000.00	50,000.00	84,403.38	630,403.38
6050-252-00 Employer Tax - Sales	19,233.94	9,547.89	11,887.38	9,643.26	6,299.33	8,238.59	6,638.49	5,020.19	5,115.97	6,579.26	3,847.97	3,848.29	95,898.56
6050-609-00 Employer Tax - Operati	20,062.56	14,960.90	13,524.23	11,119.32	11,218.68	11,435.82	11,189.35	11,195.30	9,666.57	9,375.80	8,466.25	7,409.67	139,624.45
6050-701-00 Employer Tax - Accour	9,686.60	6,222.89	5,247.35	4,540.01	4,465.43	3,909.57	3,634.26	3,635.73	3,634.26	3,415.22	3,161.96	2,798.19	54,351.47
6050-713-00 Employer Tax - Admini	13,181.71	4,855.05	4,848.25	4,607.44	4,604.52	4,384.85	3,597.02	3,596.86	3,110.72	2,300.00	2,299.99	2,298.44	53,680.85
6050-750-00 Employer Tax - Compli	19,343.34	9,822.21	9,287.15	8,213.24	9,430.95	9,958.77	8,829.67	8,073.19	7,549.22	6,975.52	6,712.10	4,879.95	109,075.31
6050-820-00 Employer Tax - IT	99,301.99	63,143.95	55,806.04	52,388.57	51,702.05	49,364.40	45,899.63	44,250.17	38,962.63	31,519.85	25,560.01	23,629.24	581,526.53
6060-252-00 401k Match - Sales	23,084.04	4,754.18	4,970.84	4,683.34	4,683.34	4,683.34	5,433.34	6,083.34	6,333.34	4,212.19	4,316.04	3,825.14	77,062.47
6060-609-00 401k Match - Operatior	26,351.50	8,334.50	8,473.50	8,744.50	9,720.00	9,420.00	8,969.50	9,002.50	7,874.50	8,269.62	7,486.50	6,782.00	119,428.62
6060-701-00 401k Match - Accountir	6,647.00	2,850.00	3,050.00	3,050.00	3,050.00	3,050.00	1,550.00	1,175.00	800.00	800.00	587.50	375.00	26,984.50
6060-713-00 401k Match - Administr	7,152.50	6,772.79	6,770.84	4,520.84	3,958.34	3,958.34	3,958.34	2,958.34	2,225.05	2,058.34	1,158.34	5,251.63	50,743.69
6060-750-00 401k Match - Complian	10,746.34	5,916.66	6,050.00	6,050.00	6,050.00	6,050.00	6,066.50	6,083.00	4,725.00	3,113.78	3,125.00	3,186.72	67,163.00
6060-820-00 401k Match - IT	75,871.35	33,086.50	34,250.97	34,318.05	33,954.88	33,045.80	31,858.98	30,390.29	27,041.51	24,073.64	22,007.26	30,693.98	410,593.21
6070-000-00 Employee Insurance	102,742.87	132,783.73	121,966.24	117,337.43	122,338.24	129,596.60	151,412.98	124,547.19	126,544.41	136,412.08	136,445.85	121,027.86	1,523,155.48
6075-000-00 Tuition Reimbursement Expense			1,895.59				8,096.49		10,170.10	10,479.30			30,641.48
6080-000-00 Stock Option Expense	130,000.00	130,000.00	130,000.00	130,000.00	130,000.00	130,000.00	130,000.00	120,000.00	120,000.00	120,000.00	120,000.00	117,897.00	1,507,897.00
Total Compensation and Benefits	24,998.97	24,999.99	24,999.99	25,000.00	25,000.00	24,999.99	24,999.99	24,999.99	25,000.00	24,999.99	25,000.39	25,000.70	300,000.00

Communications & Data Processing:													
8000-000-00 Telephone	24,738.02	23,759.96	24,894.07	24,681.60	27,087.93	26,075.46	25,961.30	24,244.87	26,635.47	25,605.24	25,385.38	26,103.76	305,173.06
8001-000-00 Communications	8,764.19	7,270.05	7,684.54	6,350.27	5,047.94	6,501.19	6,557.99	9,042.73	7,722.93	6,816.72	5,381.82	7,159.83	84,300.20
8002-000-00 Market Data Fees	66,312.55	66,312.55	80,720.41	64,125.00	84,220.19	84,173.88	80,425.13	108,364.81	82,750.01	107,655.46	89,990.99	111,615.67	1,026,666.65
8003-000-00 Connectivity Line	378,570.18	325,108.16	380,767.18	508,800.95	459,934.01	397,293.27	440,079.01	472,752.40	526,564.78	452,823.63	612,570.50	434,164.80	5,389,428.87
8004-000-00 Data Center Facilities	608,645.36	892,341.83	735,601.84	744,273.60	744,215.85	746,295.90	744,447.97	754,876.23	751,562.86	750,645.05	617,417.99	611,006.26	8,701,330.74
8005-000-00 Office Facilities	3,217.08	31,202.66	13,143.31	22,574.67	23,289.97	23,016.30	19,861.27	17,619.55	25,063.86	25,710.02	22,650.99	27,032.74	254,382.42
8006-000-00 Computer Hardware	609,546.09	603,622.28	(1,135,467.10)	10,781.90	23,563.51	10,780.65	17,004.06	9,274.44	19,527.67	20,564.58	10,787.31	23,180.67	223,186.06
8007-000-00 Computer HW Maint/Si	32,746.36	11,696.82	83,943.84	36,430.78	45,584.43	43,814.67	43,248.28	46,036.99	29,246.92	45,718.33	96,526.69	77,851.39	592,843.50
8008-000-00 Software	152,592.99	159,876.59	139,595.33	144,788.16	179,614.62	176,452.07	190,286.38	145,717.28	152,697.44	183,458.49	191,347.76	205,497.27	2,023,924.38
8009-000-00 SW Maint/Sup	269,293.18	(44,601.23)	114,898.56	70,006.01	102,602.58	98,839.59	98,749.05	116,774.40	124,281.19	89,952.94	69,046.68	80,111.68	1,189,954.63
8010-000-00 Allocated Communicati	(2,054,426.00)	(1,978,350.09)	(2,012,596.30)	(2,097,500.66)	(2,176,908.11)	(2,072,517.03)	(2,146,496.91)	(2,137,179.58)	(2,156,635.60)	(2,119,599.55)	(2,174,879.00)	(2,005,158.69)	(25,134,247.52)
8011-000-00 Production Security Monitoring		1,760.42	6,385.60	10,249.83	10,249.83	6,385.60	6,385.60	9,675.60	7,385.56	7,432.16	7,432.15	7,432.16	80,774.51
8012-000-00 Hardware Lease Expense			1,660,428.72	554,437.88	573,497.25	550,888.47	573,492.86	522,800.29	503,196.93	503,196.93	526,340.61	494,002.56	6,462,282.50
Total Communications & Data Proc	100,000.00	100,000.00	100,000.00	99,999.99	100,000.00	100,000.02	99,999.99	100,000.01	100,000.02	100,000.00	99,999.87	100,000.10	1,200,000.00
Depreciation and Amortization:													
8500-000-00 Depr - Hardware	184,444.85	162,227.75	187,313.85	181,847.53	183,386.31	177,166.68	195,664.91	207,577.91	254,896.19	235,599.72	223,319.93	245,342.82	2,438,788.45
8501-000-00 Depr - Datacenter Harc	2,956.37								(21,160.33)	4,396.78	21,895.84	27,352.55	35,441.21
8502-000-00 Depr - Software	63,979.58	48,885.63	53,970.82	55,392.61	57,536.41	55,205.95	75,207.38	75,009.18	68,226.39	73,874.20	72,399.79	70,691.75	770,379.69
8503-000-00 Depr - Network Equipr	8,164.08	7,374.01	8,164.08	1,097.00	1,133.56	1,097.00	1,133.56	3,605.66	3,357.72	3,605.66	3,489.35	3,605.62	45,827.30
8504-000-00 Depr - Telephone Equi	4,300.54	3,884.36	4,492.55	4,997.97	5,164.57	4,997.97	5,164.58	3,142.97	2,993.24	4,007.00	4,068.22	3,641.15	50,855.12
8505-000-00 Depr - Leasehold Impr	65,432.08	59,161.30	65,499.99	65,463.49	68,684.03	66,650.44	72,966.48	75,346.53	249,665.42	85,903.06	82,725.32	40,147.07	997,645.19
8506-000-00 Depr - Furniture and Fi	14,183.15	12,810.56	14,195.77	13,751.74	14,224.96	15,137.11	15,774.15	15,930.86	15,055.13	69,328.42	16,367.21	17,513.24	234,272.30
8507-000-00 Depr - Internally Devel	176,445.23	159,369.89	180,683.78	174,855.27	180,683.77	180,981.36	187,014.06	187,014.07	185,639.17	191,827.14	185,639.22	198,979.21	2,189,132.17
8510-000-00 Allocated Depreciation	(528,097.81)	(461,905.43)	(522,512.76)	(505,597.54)	(519,005.54)	(509,428.44)	(561,117.02)	(575,819.11)	(766,864.86)	(676,733.92)	(618,097.00)	(615,465.16)	(6,860,644.59)
8590-000-00 Amortization EDGA UT	187.83	187.83	187.83	187.83	187.83	187.83	187.83	187.83	187.83	187.83	187.83	187.83	2,253.96
8591-000-00 Amortization EDGA CT	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	46,978.08
8592-000-00 Amortization EDGX UT	174.42	174.42	174.42	174.42	174.42	174.42	174.42	174.42	174.42	174.42	174.42	174.42	2,093.04
8593-000-00 Amortization EDGX CT	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	3,914.84	46,978.08
Total Depreciation and Amortization	(0.00)	0.00	0.01	0.00	0.00	0.00	0.01	(0.00)	0.00	(0.01)	(0.19)	0.18	
Occupancy and Equipment Rentals:													
9500-000-00 Rent Expense					(0.01)						(0.02)	0.03	
Total Occupancy and Equipment Rentals					(0.01)						(0.02)	0.03	
Professional Fees:													
7500-000-00 Allocated Professional	(904,053.03)	(877,496.29)	(704,232.01)	(1,045,948.99)	(1,123,828.61)	(928,517.55)	(1,862,428.83)	(2,104,467.21)	(1,668,949.87)	(1,378,656.27)	(1,217,863.00)	(1,250,997.98)	(15,067,439.64)
7520-000-00 Legal Fees	25,967.09	28,912.58	8,536.07	68,589.25	40,012.05	64,954.22	395,000.00	(354,218.77)	60,251.90	97,614.47	18,403.99	30,000.00	484,022.85
7520-055-00 Legal - Brazil	17,000.00	7,000.00	13,000.00	2,226.53	6,000.00	15,881.17	30,000.00	29,891.48	21,711.36	(22,149.81)	40,654.53	8,577.61	169,792.87
7530-000-00 Regulatory Fees	265,000.17	235,686.17	253,375.17	331,815.15	416,864.57	352,198.57	330,154.57	384,221.57	321,382.57	307,772.57	312,777.57	474,298.51	3,985,347.16
7540-000-00 Recruiting Fees	50,000.00	70,000.00	26,507.80	(12,068.93)	60,000.00	60,000.00	62,500.00	76,845.41	20,000.00			35,250.00	449,034.28
7550-000-00 Consulting - IT	160,583.33	268,434.10	186,416.67	321,807.78	272,087.29	211,416.66	312,966.88	226,420.84	221,750.00	175,785.85	210,405.80	255,947.08	2,824,022.28
7551-000-00 Consulting - Finance ai	68,779.00	51,239.00	16,564.00	28,932.82	27,238.90	42,966.58	516,479.70	36,379.02	37,538.90	22,797.13	24,578.91	29,954.35	903,448.31
7552-000-00 Consulting Legal/Comp	45,000.00	58,125.13	27,000.00	20,196.31	46,254.29	22,934.75	22,257.00	(30,974.48)	14,813.59	4,967.38	60,348.76	30,436.38	321,359.11
7553-055-00 Consulting - Brazil	55,366.66				(28,366.66)			(5,699.18)					21,300.82
7554-000-00 Strategic Initiatives	179.17							2,020,798.54	680,113.88	561,816.41	309,051.49	162,760.79	3,734,720.28
7560-000-00 Payroll Processing Fee	11,878.38	2,006.50	3,228.70	6,009.10	4,029.18	5,724.46	1,666.25	2,997.45	3,000.56	8,687.79	3,549.11	2,540.84	55,318.32
7570-000-00 Board Member Compe	75,671.98	33,494.02	38,333.00	91,281.98	52,209.00	50,462.28	73,904.44	71,638.93	108,493.33	123,367.79	76,493.33	87,732.37	883,082.45
7510-000-00 Audit and Tax Fees	128,627.25	122,598.80	131,270.60	187,359.01	227,500.00	101,978.86	117,500.00	(353,833.59)	179,893.78	97,996.70	161,599.50	133,500.00	1,235,990.91
Total Professional Fees	(0.00)	0.01	(0.00)	0.01	0.01	(0.00)	0.01	0.01	(0.00)	0.01	(0.01)	(0.05)	
Business Development:													
7000-000-00 Allocated Bus Dev	(141,329.86)	(147,011.28)	(93,866.60)	(71,334.84)	(96,335.70)	(165,312.86)	(121,371.10)	(88,390.38)	(98,562.70)	(158,749.10)	(139,558.00)	(104,753.72)	(1,426,596.14)
7011-252-00 Sales T&E - Airfare/Tra	1,401.20	4,159.82	5,037.95	3,586.54	2,439.45	7,979.65	8,469.84	5,413.96	5,109.28	5,086.10	12,492.60	5,485.36	66,661.55
7012-252-00 Sales T&E - Car Servic	7,370.86	1,984.94	9,455.82	1,038.45	969.13	11,615.04	9,766.68	7,874.52	1,990.95	8,230.96	1,509.83	12,842.52	74,649.70
7013-252-00 Sales T&E - Parking		49.75	130.00	253.00	280.00	117.00	470.00	102.00	142.00	29.00	337.52	324.00	2,234.27
7014-252-00 Sales T&E - Client Entertainment (Events)		2,272.00		10,687.29	8,000.00	9,542.80	27,506.72	9,243.57	1,908.50	1,537.30	282.26		70,980.44
7015-252-00 Sales T&E - Client Ent	5,020.68	9,454.21	7,217.59	7,120.72	8,021.33	7,281.80	6,971.21	4,823.18	7,217.08	7,803.38	11,832.00	7,229.58	89,992.76
7017-252-00 Sales T&E - Business Func/Conv		2,015.00		3,069.00	2,024.00	799.00	561.75	1,374.68	6,234.18		9,060.00	11,120.75	36,258.38
7030-000-00 Charity Events and Donations									15,000.00				15,000.00
7040-000-00 Market/Product Research						20,000.00							20,000.00
7040-055-00 Market Research - Bra	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	(8,309.22)	10,000.00	10,000.00	5,000.00	(1,666.00)	85,024.78
7100-000-00 Advertising											6,800.00		6,800.00
7100-055-00 Marketing/PR Brazil	8,000.00	29,187.50	(13,187.50)	8,000.00	8,000.00	8,000.00	8,000.00	8,000.00	8,000.00	8,000.00	8,675.00	8,000.00	96,675.00
7101-000-00 Promotional	39,612.57	9,966.97	4,204.73	2,136.54	16,296.72	5,316.27	8,494.99	10,885.94	7,586.29	23,561.38	2,866.95	13,961.25	144,890.60
7102-000-00 Sponsorship	49,000.00	40,500.00	26,000.00	8,500.00	22,000.00	46,500.00	18,000.00	1,310.00	6,041.67	58,083.33	48,083.33	30,583.33	354,601.66

7103-000-00 Public Relations	10,588.24	24,088.24	10,588.17	11,830.00	11,659.95	32,159.11	13,428.60	16,362.64	11,808.45	11,452.00	16,394.50	10,172.50	180,532.40
7104-000-00 Marketing Materials	3,040.58	3,542.56	10,932.34	1,708.33	4,596.33	2,360.44	3,917.26	3,944.34	14,775.05	10,618.77	3,608.99	4,389.52	67,434.51
7105-000-00 Website	6,997.50	2,347.50	21,236.25					25,687.50		6,150.00	3,450.00		65,868.75
7106-252-00 T&E - Marketing	298.22	2,778.82	402.46	555.96	183.89	31.00	2,040.29	142.15	22.00	2,270.39	4,237.33	923.11	13,885.62
7010-252-00 Sales T&E - Hotel		4,663.97	1,868.79	2,849.00	1,864.90	3,610.74	3,743.96	1,535.11	2,727.24	5,926.48	4,928.13	1,387.42	35,105.74
Total Business Development	(0.01)	0.00	(0.00)	(0.01)	0.00	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	0.44	(0.38)	
Other Expenses:													
9000-000-00 Allocated Other	(135,786.50)	(99,158.64)	(121,326.84)	(114,662.22)	(124,862.24)	(125,482.34)	(102,848.42)	(165,435.22)	(126,681.90)	(182,878.18)	(201,014.00)	(250,280.12)	(1,750,416.62)
9002-000-00 Bank Fees	104.81	193.52	657.02	355.88	503.82	403.57	258.45	169.56	311.90	168.38	157.44	158.18	3,442.53
9004-000-00 Misc Expense	3,316.25	7,860.14	1,963.83	1,394.31	53,199.70	10,547.32	(6,804.98)	11,870.67	8,490.49	38,089.80	(1,486.74)	59,349.99	187,790.78
9005-000-00 General Insurance Exp	43,881.22	31,996.39	31,996.39	31,996.39	31,996.39	31,996.39	31,996.39	31,996.39	31,996.39	10,202.46	33,658.17	33,658.17	377,371.14
9006-000-00 Office Expense	10,862.20	5,311.77	9,499.97	16,597.15	6,841.98	3,890.30	4,946.06	5,185.42	10,236.13	19,381.51	33,566.77	12,193:51	138,512.77
9007-000-00 Postage & Freight	3,296.27	1,516.77	1,977.62	2,463.80	1,496.25	1,019.18	736.42	970.16	2,557.86	2,512.49	1,723.49	6,338.93	26,809.24
9010-000-00 Training - Corporate			5,377.50	2,523.10	11,489.75	3,904.75	3,530.75	3,399.75	2,190.58	15,929.75	13,689.75	13,492.40	75,528.08
9010-252-00 Training - Sales									1,500.00	(19,800.00)			(18,300.00)
9010-609-00 Training - Operations	225.00	2,558.38	5,250.00	3,780.00		5,940.50	1,413.00		2,490.00	19,183.73	7,185.00		48,025.61
9010-701-00 Training - Accounting/Finance					115.30		500.00			1,772.00			2,387.30
9010-713-00 Training - Administratio	6,726.09	1,304.75	(1,909.50)			100.00	2,936.62		249.00			1,637.84	11,044.80
9010-750-00 Training - Compliance/I	553.33	3,773.92	977.74	458.33	458.33	458.33	1,708.33	2,358.63	1,005.79	(971.93)	10,737.00	13,404.69	34,922.49
9010-820-00 Training - IT	5,925.23	7,591.67	6,220.00	2,499.00	10,133.25	12,591.49	15,082.54	8,020.10	13,840.01	3,851.90	8,673.00	8,185.00	102,813.19
9011-055-00 T&E - Strategy	9,983.36	410.00	14,471.82	4,886.00	57.96	534.09	115.24	1,827.62	67.05	28,276.94	2,310.43	93.10	63,033.61
9011-252-00 T&E - Sales	73.00	219.14	494.13	1,036.52	447.08	897.99	1,321.91	478.49	961.13	1,692.54	1,527.41	1,401.21	10,550.55
9011-609-00 T&E - Operations	3,642.71	2,780.15	1,167.38	321.53	5,459.64	4,914.24	2,480.44	1,726.40	5,356.90	4,428.10	1,474.25	6,784.26	40,536.20
9011-701-00 T&E - Accounting/Finai	543.86		24.68	195.00	109.30		285.09	3,508.12	77.01	909.00	206.73		5,858.79
9011-713-00 T&E - Administration	3,453.40	2,103.80	5,009.66	2,197.11	2,241.33	8,434.24	2,833.58	4,535.14	2,514.57	13,846.18	30,432.39	7,166.38	84,767.78
9011-750-00 T&E - Compliance/Legi	2,117.82	1,784.34	3,040.10	5,136.30	5,018.64	3,875.76	3,364.04	6,411.79	1,791.44	1,557.52	12,287.23	6,119.62	52,504.60
9011-820-00 T&E - IT	3,208.34	3,774.76	11,005.89	13,548.77	18,699.50	13,784.70	6,139.55	9,368.29	8,386.92	12,494.49	6,899.95	13,893.27	121,202.43
9012-000-00 Good Deeds Charitable	6,250.00	6,250.00	6,250.00	6,250.00	6,250.00	6,250.00	6,250.00	6,250.00	6,250.00	6,250.00	6,250.00	6,250.00	75,000.00
9013-000-00 Dues, Subscriptions, P	31,623.60	19,729.14	17,852.61	17,097.90	(29,656.18)	15,939.49	23,754.99	17,360.69	21,408.72	23,103.31	16,722.28	20,077.27	195,013.82
9016-000-00 Other Charitable Contributions								50,000.00	5,000.00				55,000.00
9001-000-00 Company Holiday Party Expense				1,925.13							15,000.00	40,075.78	57,000.91
Total Other Expenses	(0.01)		0.00	0.00		0.00	0.00		(0.01)	(0.01)	0.55	(0.52)	
Total Fixed Expenses	124,998.95	125,000.00	125,000.00	124,999.99	125,000.00	125,000.00	125,000.00	125,000.00	125,000.00	124,999.97	125,001.03	125,000.06	1,500,000.00
Pre-Tax Income	1,761,601.49	1,815,562.89	1,790,133.69	1,773,189.32	1,950,300.39	1,977,043.33	2,218,259.68	2,186,120.48	2,212,579.32	2,146,474.64	2,318,462.96	982,403.70	23,132,131.89
Net Interest:													
9600-000-00 Interest Expense	50,000.00	30,000.00	35,000.00	30,220.96	27,650.00	27,500.00	25,218.68	23,952.25	41,104.17	40,000.00	35,000.00	(10,367.09)	355,278.97
Total Net Interest	50,000.00	30,000.00	35,000.00	30,220.96	27,650.00	27,500.00	25,218.68	23,952.25	41,104.17	40,000.00	35,000.00	(10,367.09)	355,278.97
Pre-Tax Income	1,711,601.49	1,785,562.89	1,755,133.69	1,742,968.36	1,922,650.39	1,949,543.33	2,193,041.00	2,162,168.23	2,171,475.15	2,106,474.64	2,283,462.96	992,770.79	22,776,852.92
Income Taxes:													
9110-000-00 Federal Income Tax	817,442.00	1,088,118.00	1,093,782.00	1,063,346.00	950,479.00	1,202,982.00	712,003.79	517,714.00	734,552.21	748,241.00	822,783.00	3,819,490.00	13,570,933.00
Total Income Taxes	817,442.00	1,088,118.00	1,093,782.00	1,063,346.00	950,479.00	1,202,982.00	712,003.79	517,714.00	734,552.21	748,241.00	822,783.00	3,819,490.00	13,570,933.00
Net Income/(Loss)	894,159.49	697,444.89	661,351.69	679,622.36	972,171.39	746,561.33	1,481,037.21	1,644,454.23	1,436,922.94	1,358,233.64	1,460,679.96	(2,826,719.21)	9,205,919.92

Direct Edge ECN

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents	$10,864,840.77	$11,131,078.71	$11,462,330.07	$11,750,743.09	$11,803,277.24	$11,944,234.83	$12,669,431.74	$12,816,928.80	$13,122,957.83	$13,502,478.29	$13,308,174.82	$13,564,096.29	$5,886,102.97
Commissions and Fees Receivable						56,459.92	(8,014.63)						253,034.00
Securities Owned, at Market Value						13,952.00							
Intercompany Rec/(Pay)	4,530,898.81	5,169,376.82	4,626,942.88	3,973,981.20	4,441,618.04	4,628,269.95	3,794,132.69	3,993,627.56	3,823,339.40	3,378,057.13	4,365,668.24	3,983,555.14	3,905,432.09
Other Assets	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01					
Total Assets	15,395,739.59	16,300,455.54	16,089,272.96	15,724,724.30	16,244,895.29	16,642,916.71	16,455,549.81	16,810,554.37	16,946,297.23	16,880,533.42	17,673,843.06	17,547,651.43	10,044,569.06
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and (	2,484,154.37	3,141,727.32	2,714,647.01	2,189,411.66	2,536,575.05	2,711,954.72	2,310,506.94	2,482,501.38	2,465,309.93	2,283,666.68	2,860,936.79	2,635,024.82	2,891,913.39
Rebates Payable	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02					
Accrued Compensation and Other	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70					
Total Liabilities	2,484,155.09	3,141,728.04	2,714,647.73	2,189,412.38	2,536,575.77	2,711,955.44	2,310,507.66	2,482,502.10	2,465,309.93	2,283,666.68	2,860,936.79	2,635,024.82	2,891,913.39
Stockholders' Equity													
Additional Paid-In-Capital	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(33,240,439.76)
Retained Earnings	38,152,024.26	38,399,167.26	38,615,064.99	38,775,751.68	38,948,759.28	39,171,401.03	39,385,481.91	39,568,492.03	39,721,427.06	39,837,306.50	40,053,346.03	40,153,066.37	40,393,095.43
Total Stockholder's Equity	12,911,584.50	13,158,727.50	13,374,625.23	13,535,311.92	13,708,319.52	13,930,961.27	14,145,042.15	14,328,052.27	14,480,987.30	14,596,866.74	14,812,906.27	14,912,626.61	7,152,655.67
Total Liabilities and Stockholders	15,395,739.59	16,300,455.54	16,089,272.96	15,724,724.30	16,244,895.29	16,642,916.71	16,455,549.81	16,810,554.37	16,946,297.23	16,880,533.42	17,673,843.06	17,547,651.43	10,044,569.06

Direct Edge ECN

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 Cash - BoNY Operating	(0.10)	(0.10)	(0.10)	(0.10)	(0.10)	(0.10)	(0.10)	(0.10)					
1002-000-00 Cash - JPM Operating	8,980,303.67	7,973,508.34	10,326,047.40	8,898,150.47	7,294,626.18	7,474,326.12	6,607,717.79	8,271,801.07	9,078,193.01	10,736,581.40	10,622,589.02	10,951,020.03	3,104,666.51
1003-000-00 Cash - BoNY Payroll	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02					
1004-000-00 Cash - Merrill STMM	592,144.93	592,190.35	592,258.48	592,326.62	592,403.93	592,479.39	592,479.39	592,330.85	592,403.86	592,479.31	592,554.78	592,625.38	592,703.29
1010-000-00 Merrill Commissions 3F	(477,129.86)	(626,878.90)	(129,040.87)	(91,188.85)	(98,570.99)	(102,081.85)	(206,776.30)	(95,333.53)	(102,932.78)	(91,686.32)	(90,934.70)	(119,934.38)	(27,489.94)
1011-000-00 Merrill Commissions 3F	(825,522.17)	(985,387.63)	(146,352.40)	(168,166.95)	(52,102.81)	(56,948.16)	(211,965.86)	(150,207.78)	(142,952.52)	(132,310.20)	(130,860.99)	(138,335.94)	(108,959.80)
1012-000-00 Merrill Trading Account	2,595,044.33	4,177,646.68	819,417.59	2,519,621.93	4,066,921.06	4,036,459.46	5,887,976.85	4,198,336.32	3,698,246.26	2,397,412.10	2,314,826.71	2,278,721.20	2,325,182.91
1019-000-00 Due from Merrill	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)	(0.05)					
Total Cash and Cash Equivalent	10,864,840.77	11,131,078.71	11,462,330.07	11,750,743.09	11,803,277.24	11,944,234.83	12,669,431.74	12,816,926.80	13,122,957.83	13,502,476.29	13,308,174.82	13,564,096.29	5,886,102.97
Commissions and Fees Receivable:													
1120-000-00 Activity Remittance Clearing Account						56,459.92	(8,014.63)						
1130-000-00 AR - Allowance for Dou	(393,604.94)	(393,604.94)	(393,604.94)										
1141-000-00 AR - ECN Commission	393,604.94	393,604.94	393,604.94										
1142-000-00 Rebate Receivable													253,034.00
Total Commissions and Fees Receivable						56,459.92	(8,014.63)						253,034.00
Securities Owned, at Market Value:													
1200-000-00 Securities Owned at Market Value						13,952.00							
Total Securities Owned, at Market Value						13,952.00							
Intercompany Rec/(Pay):													
1402-000-00 Intercompany - EDGA	3,942,132.47	4,807,889.05	4,437,531.23	3,723,528.65	4,024,659.53	3,908,342.63	3,217,769.56	3,484,145.40	3,354,563.07	3,038,602.58	3,814,527.87	3,434,745.42	3,498,360.89
1404-000-00 Intercompany - DEI	(279,822.36)	(384,708.50)	(359,203.65)	(339,001.22)	(335,168.06)	(346,170.13)	(299,847.65)	(342,385.90)	(357,179.81)	(353,084.63)	(351,631.62)	(395,589.00)	(253,628.00)
1403-000-00 Intercompany - EDGX	868,588.70	746,196.27	548,615.30	589,453.77	752,126.57	1,066,097.45	876,210.78	851,868.06	825,956.14	692,539.18	902,771.99	944,398.72	660,699.20
Total Intercompany Rec/(Pay)	4,530,898.81	5,169,376.82	4,626,942.88	3,973,981.20	4,441,618.04	4,628,269.95	3,794,132.69	3,993,627.56	3,823,339.40	3,378,057.13	4,365,668.24	3,983,555.14	3,905,432.09
Other Assets:													
1300-000-00 Prepaid Expenses	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01					
Total Other Assets	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01					
Total Assets	15,395,739.59	16,300,455.54	16,089,272.96	15,724,724.30	16,244,895.29	16,642,916.71	16,455,549.81	16,810,554.37	16,946,297.23	16,880,533.42	17,673,843.06	17,547,651.43	10,044,569.06
Liabilities and Stockholders' Equity													
Liabilities													
Payable to Brokers, Dealers, and Clearing Organizations:													
2200-000-00 Accrued Route Fees	2,158,990.43	2,892,905.07	2,479,816.38	1,979,285.08	2,318,894.01	2,497,865.42	2,104,262.93	2,263,726.78	2,272,938.70	2,081,043.46	2,645,740.94	2,445,949.90	2,632,037.19
2301-000-00 Accrued NSCC Fees	130,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	130,000.00
2302-000-00 Accrued SEC Fees	111,434.26	100,092.57	86,100.49	61,396.44	67,950.90	65,359.16	57,513.87	68,774.60	42,371.23	52,623.22	65,195.85	39,074.92	44,876.20
2300-000-00 Accrued Clearing Fees	83,729.68	83,729.68	83,730.14	83,730.14	83,730.14	83,730.14	83,730.14	85,000.00	85,000.00	85,000.00	85,000.00	85,000.00	85,000.00
Total Payable to Brokers, Dealer	2,484,154.37	3,141,727.32	2,714,647.01	2,189,411.66	2,536,575.05	2,711,954.72	2,310,506.94	2,482,501.38	2,465,309.93	2,283,666.68	2,860,936.79	2,635,024.82	2,891,913.39
Rebates Payable:													
2100-000-00 Rebates Payable	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02					
Total Rebates Payable	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02					

Accrued Compensation and Other Accrued Expenses:

2401-000-00 Payroll Clearing Accou	0.56	0.56	0.56	0.56	0.56	0.56	0.56	0.56					
2402-000-00 T&E Clearing Account	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14					
Total Accrued Compensation an	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70					
Total Liabilities	2,484,155.09	3,141,728.04	2,714,647.73	2,189,412.38	2,536,575.77	2,711,955.44	2,310,507.66	2,482,502.10	2,465,309.93	2,283,666.68	2,860,936.79	2,635,024.82	2,891,913.39
Stockholders' Equity													
Additional Paid-In-Capital:													
3000-000-00 Additional Paid-In Capi	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(33,240,439.76)
Total Additional Paid-In-Capital	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(25,240,439.76)	(33,240,439.76)
Retained Earnings:													
3100-000-00 Retained Earnings	28,661,499.62	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16	30,891,383.16
4001-000-00 DE Route Revenue - E	37,340,758.58	3,516,331.00	6,755,186.00	9,487,297.00	12,257,266.00	15,046,706.00	17,496,241.00	20,158,996.00	22,713,817.00	25,067,515.00	28,000,153.00	30,547,173.00	33,251,720.00
4002-000-00 DE Route Revenue - E	15,215,698.83	1,533,664.00	2,701,871.00	3,909,706.00	5,201,620.00	6,754,132.00	8,229,144.00	9,614,680.00	10,959,818.00	12,190,134.00	13,689,214.00	14,918,033.00	16,051,452.00
4003-000-00 Rebate Revenue													2,841,487.00
4050-000-00 Interest Revenue	25,747.33	842.81	1,488.31	2,308.48	3,112.39	3,764.13	4,307.24	5,018.51	5,726.22	6,547.75	7,467.09	8,324.73	8,851.27
5010-000-00 Ticket Charges - EDGA	(886,760.50)	(42,500.00)	(85,000.00)	(127,500.00)	(170,000.00)	(212,500.00)	(255,000.00)	(298,134.93)	(340,634.93)	(383,134.93)	(425,634.93)	(468,134.93)	(510,634.93)
5011-000-00 Ticket Charges - EDGX	(913,740.23)	(103,732.13)	(212,870.72)	(318,076.70)	(417,670.78)	(519,411.62)	(627,889.32)	(728,154.90)	(830,246.85)	(931,465.52)	(1,025,888.73)	(1,122,119.09)	(1,229,619.09)
5020-000-00 Routing Fees	(1,067,041.03)	(87,407.58)	(132,903.05)	(202,211.16)	(276,607.53)	(348,653.51)	(414,006.79)	(612,998.02)	(719,368.29)	(774,811.45)	(848,304.45)	(929,884.22)	(942,406.00)
5021-000-00 EDGA Exchange Route	(30,985,757.77)	(2,958,546.93)	(5,686,426.90)	(7,964,738.02)	(10,275,771.00)	(12,594,685.63)	(14,604,689.14)	(16,751,727.47)	(18,848,518.00)	(20,794,333.66)	(23,249,706.08)	(25,353,179.12)	(29,729,891.87)
5022-000-00 EDGX Route Fees	(11,855,288.99)	(1,226,027.85)	(2,132,698.17)	(3,077,637.41)	(4,103,580.68)	(5,341,343.19)	(6,525,370.53)	(7,558,420.97)	(8,600,342.70)	(9,570,343.26)	(10,768,608.97)	(11,725,346.55)	(13,371,551.28)
6000-000-00 Allocated Comp and B	(192,500.00)	(25,000.00)	(50,000.00)	(75,000.00)	(100,000.00)	(125,000.00)	(150,000.00)	(175,000.00)	(200,000.00)	(225,000.00)	(250,000.00)	(275,000.00)	(216,536.00)
7500-000-00 Allocated Professional	(359,483.63)	(27,833.33)	(55,666.66)	(83,499.99)	(111,333.32)	(139,166.65)	(166,999.98)	(194,833.31)	(222,666.64)	(250,499.97)	(278,333.30)	(306,166.30)	(306,252.30)
8010-000-00 Allocated Comm and D	(3,369,325.62)	(273,774.72)	(531,013.43)	(766,790.91)	(1,002,660.95)	(1,248,333.65)	(1,454,163.26)	(1,692,724.69)	(1,941,899.71)	(2,186,495.39)	(2,427,406.79)	(2,705,392.79)	(2,950,625.79)
8510-000-00 Allocated Depreciation	(714,929.24)	(58,100.45)	(107,232.06)	(157,622.47)	(204,087.16)	(251,751.26)	(292,915.97)	(343,927.11)	(399,098.57)	(454,780.89)	(512,667.78)	(577,437.78)	(644,210.78)
9002-000-00 Bank Fees	(7,494.19)	(771.82)	(1,693.59)	(2,507.40)	(3,571.95)	(4,379.85)	(5,179.60)	(6,305.34)	(7,183.57)	(8,050.28)	(8,962.28)	(9,828.83)	(10,712.05)
9004-000-00 Misc Expense									0.84	0.84	0.99	0.99	0.99
3200-000-00 Dividends	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10	7,260,641.10
Total Retained Earnings	38,152,024.26	38,399,167.26	38,615,064.99	38,775,751.68	38,948,759.28	39,171,401.03	39,385,481.91	39,568,492.03	39,721,427.06	39,837,306.50	40,053,346.03	40,153,066.37	40,393,095.43
Total Stockholder's Equity	12,911,584.50	13,158,727.50	13,374,625.23	13,535,311.92	13,708,319.52	13,930,961.27	14,145,042.15	14,328,052.27	14,480,987.30	14,596,866.74	14,812,906.27	14,912,626.61	7,152,655.67
Total Liabilities and Stockholders	15,395,739.59	16,300,455.54	16,089,272.96	15,724,724.30	16,244,895.29	16,642,916.71	16,455,549.81	16,810,554.37	16,946,297.23	16,880,533.42	17,673,843.06	17,547,651.43	10,044,569.06

Direct Edge ECN

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013
Revenues							
Commission Revenue	5,049,995.00	4,407,062.00	3,939,946.00	4,061,903.00	4,341,932.00	3,924,547.00	4,048,291.00
Total Revenues	5,049,995.00	4,407,062.00	3,939,946.00	4,061,903.00	4,341,932.00	3,924,547.00	4,048,291.00
Cost of Revenues							
Routing Fees	4,271,982.36	3,680,045.76	3,292,558.47	3,411,372.62	3,628,723.12	3,259,384.13	3,379,080.00
Clearing	146,232.13	151,638.59	147,705.98	142,094.08	144,240.84	150,977.70	143,400.51
Total Cost of Revenues	4,418,214.49	3,831,684.35	3,440,264.45	3,553,466.70	3,772,963.96	3,410,361.83	3,522,480.51
Gross Margins	631,780.51	575,377.65	499,681.55	508,436.30	568,968.04	514,185.17	525,810.49
Gross Margins as a % of Revenues	12.51%	13.06%	12.68%	12.52%	13.10%	13.10%	12.99%
Fixed Expenses							
Compensation and Benefits	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
Communications & Data Processing	273,774.72	257,238.71	235,777.48	235,870.04	245,672.70	205,849.61	238,541.43
Depreciation and Amortization	58,100.45	49,131.61	50,390.41	46,464.69	47,664.10	41,164.71	51,011.14
Professional Fees	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33
Other Expenses	771.82	921.77	813.81	1,064.55	807.90	799.75	1,125.74
Total Fixed Expenses	385,480.32	360,125.42	339,815.03	336,232.61	346,978.03	300,647.40	343,511.64
Pre-Tax Income	246,300.19	215,252.23	159,866.52	172,203.69	221,990.01	213,537.77	182,298.85
Net Interest	(842.81)	(645.50)	(820.17)	(803.91)	(651.74)	(543.11)	(711.27)
Pre-Tax Income	247,143.00	215,897.73	160,686.69	173,007.60	222,641.75	214,080.88	183,010.12
Net Income/(Loss)	247,143.00	215,897.73	160,686.69	173,007.60	222,641.75	214,080.88	183,010.12

	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues						
Commission Revenue	3,899,959.00	3,584,014.00	4,431,718.00	3,775,839.00	6,679,453.00	$52,144,659.00
Total Revenues	3,899,959.00	3,584,014.00	4,431,718.00	3,775,839.00	6,679,453.00	52,144,659.00
Cost of Revenues						
Routing Fees	3,245,082.53	2,971,259.38	3,727,131.13	3,141,790.39	6,035,439.26	44,043,849.15
Clearing	144,591.95	143,718.67	136,923.21	138,730.36	150,000.00	1,740,254.02
Total Cost of Revenues	3,389,674.48	3,114,978.05	3,864,054.34	3,280,520.75	6,185,439.26	45,784,103.17
Gross Margins	510,284.52	469,035.95	567,663.66	495,318.25	494,013.74	6,360,555.83
Gross Margins as a % of Revenues	13.08%	13.09%	12.81%	13.12%	7.40%	149.45%
Fixed Expenses						
Compensation and Benefits	25,000.00	25,000.00	25,000.00	25,000.00	(58,464.00)	216,536.00
Communications & Data Processing	249,175.02	244,595.68	240,911.40	277,986.00	245,233.00	2,950,625.79
Depreciation and Amortization	55,171.46	55,682.32	57,886.89	64,770.00	66,773.00	644,210.76
Professional Fees	27,833.33	27,833.33	27,833.33	27,833.00	86.00	306,252.30
Other Expenses	877.39	866.71	911.85	866.55	883.22	10,711.06
Total Fixed Expenses	358,057.20	353,978.04	352,543.47	396,455.55	254,511.22	4,128,335.93
Pre-Tax Income	152,227.32	115,057.91	215,120.19	98,862.70	239,502.52	2,232,219.90
Net Interest	(707.71)	(821.53)	(919.34)	(857.64)	(526.54)	(8,851.27)
Pre-Tax Income	152,935.03	115,879.44	216,039.53	99,720.34	240,029.06	2,241,071.17
Net Income/(Loss)	152,935.03	115,879.44	216,039.53	99,720.34	240,029.06	2,241,071.17

Direct Edge ECN

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue:													
4001-000-00 DE Route Revenue - E	3,516,331.00	3,238,855.00	2,732,111.00	2,769,989.00	2,789,420.00	2,449,535.00	2,662,755.00	2,554,821.00	2,353,698.00	2,932,638.00	2,547,020.00	2,704,547.00	33,251,720.00
4002-000-00 DE Route Revenue - E	1,533,664.00	1,168,207.00	1,207,835.00	1,291,914.00	1,552,512.00	1,475,012.00	1,385,536.00	1,345,138.00	1,230,316.00	1,499,080.00	1,228,819.00	1,133,419.00	16,051,452.00
4003-000-00 Rebate Revenue												2,841,487.00	2,841,487.00
Total Commission Revenue	5,049,995.00	4,407,062.00	3,939,946.00	4,061,903.00	4,341,932.00	3,924,547.00	4,048,291.00	3,899,959.00	3,584,014.00	4,431,718.00	3,775,839.00	6,679,453.00	52,144,659.00
Total Revenues	5,049,995.00	4,407,062.00	3,939,946.00	4,061,903.00	4,341,932.00	3,924,547.00	4,048,291.00	3,899,959.00	3,584,014.00	4,431,718.00	3,775,839.00	6,679,453.00	52,144,659.00
Cost of Revenues													
Routing Fees:													
5020-000-00 Routing Fees	87,407.58	45,495.47	69,308.11	74,396.37	72,045.98	65,353.28	198,991.23	106,370.27	55,443.16	73,493.00	81,579.77	12,521.78	942,406.00
5021-000-00 EDGA Exchange Route	2,958,546.93	2,727,879.97	2,278,311.12	2,311,032.98	2,318,914.63	2,010,003.51	2,147,038.33	2,096,790.53	1,945,815.66	2,455,372.42	2,103,473.04	4,376,712.75	29,729,891.87
5022-000-00 EDGX Route Fees	1,226,027.85	906,670.32	944,939.24	1,025,943.27	1,237,762.51	1,184,027.34	1,033,050.44	1,041,921.73	970,000.56	1,198,265.71	956,737.58	1,646,204.73	13,371,551.28
Total Routing Fees	4,271,982.36	3,680,045.76	3,292,558.47	3,411,372.62	3,628,723.12	3,259,384.13	3,379,080.00	3,245,082.53	2,971,259.38	3,727,131.13	3,141,790.39	6,035,439.26	44,043,849.15
Clearing:													
5010-000-00 Ticket Charges - EDGA	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	43,134.93	42,500.00	42,500.00	42,500.00	42,500.00	42,500.00	510,634.93
5011-000-00 Ticket Charges - EDGX	103,732.13	109,138.59	105,205.98	99,594.08	101,740.84	108,477.70	100,265.58	102,091.95	101,218.67	94,423.21	96,230.36	107,500.00	1,229,619.09
Total Clearing	146,232.13	151,638.59	147,705.98	142,094.08	144,240.84	150,977.70	143,400.51	144,591.95	143,718.67	136,923.21	138,730.36	150,000.00	1,740,254.02
Total Cost of Revenues	4,418,214.49	3,831,684.35	3,440,264.45	3,553,466.70	3,772,963.96	3,410,361.83	3,522,480.51	3,389,674.48	3,114,978.05	3,864,054.34	3,280,520.75	6,185,439.26	45,784,103.17
Gross Margins	631,780.51	575,377.65	499,681.55	508,436.30	568,968.04	514,185.17	525,810.49	510,284.52	469,035.95	567,663.66	495,318.25	494,013.74	6,360,555.83
Gross Margins as a % of Revenues	12.51%	13.06%	12.68%	12.52%	13.10%	13.10%	12.99%	13.08%	13.09%	12.81%	13.12%	7.40%	149.45%
Fixed Expenses													
Compensation and Benefits:													
6000-000-00 Allocated Comp and Be	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	(58,464.00)	216,536.00
Total Compensation and Benefits	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	(58,464.00)	216,536.00
Communications & Data Processing:													
8010-000-00 Allocated Comm and D	273,774.72	257,238.71	235,777.48	235,870.04	245,672.70	205,849.61	238,541.43	249,175.02	244,595.68	240,911.40	277,986.00	245,233.00	2,950,625.79
Total Communications & Data Proc	273,774.72	257,238.71	235,777.48	235,870.04	245,672.70	205,849.61	238,541.43	249,175.02	244,595.68	240,911.40	277,986.00	245,233.00	2,950,625.79
Depreciation and Amortization:													
8510-000-00 Allocated Depreciation	58,100.45	49,131.61	50,390.41	46,464.69	47,664.10	41,164.71	51,011.14	55,171.46	55,682.32	57,886.89	64,770.00	66,773.00	644,210.78
Total Depreciation and Amortization	58,100.45	49,131.61	50,390.41	46,464.69	47,664.10	41,164.71	51,011.14	55,171.46	55,682.32	57,886.89	64,770.00	66,773.00	644,210.78
Professional Fees:													
7500-000-00 Allocated Professional	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.00	86.00	306,252.30
Total Professional Fees	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.33	27,833.00	86.00	306,252.30
Other Expenses:													
9002-000-00 Bank Fees	771.82	921.77	813.81	1,064.55	807.90	799.75	1,125.74	878.23	866.71	912.00	866.55	883.22	10,712.05
9004-000-00 Misc Expense								(0.84)		(0.15)			(0.99)
Total Other Expenses	771.82	921.77	813.81	1,064.55	807.90	799.75	1,125.74	877.39	866.71	911.85	866.55	883.22	10,711.06

Total Fixed Expenses	385,480.32	360,125.42	339,815.03	336,232.61	346,978.03	300,847.40	343,511.64	358,057.20	353,978.04	352,543.47	396,455.55	254,511.22	4,128,335.93
Pre-Tax Income	246,300.19	215,252.23	159,866.52	172,203.69	221,990.01	213,537.77	182,298.85	152,227.32	115,057.91	215,120.19	98,882.70	239,502.52	2,232,219.90
Net Interest:													
4050-000-00 Interest Revenue	(842.81)	(645.50)	(820.17)	(803.91)	(651.74)	(543.11)	(711.27)	(707.71)	(821.53)	(919.34)	(857.64)	(526.54)	(8,851.27)
Total Net Interest	(842.81)	(645.50)	(820.17)	(803.91)	(651.74)	(543.11)	(711.27)	(707.71)	(821.53)	(919.34)	(857.64)	(526.54)	(8,851.27)
Pre-Tax Income	247,143.00	215,897.73	160,686.69	173,007.60	222,641.75	214,080.88	183,010.12	152,935.03	115,879.44	216,039.53	99,720.34	240,029.06	2,241,071.17
Net Income/(Loss)	247,143.00	215,897.73	160,686.69	173,007.60	222,641.75	214,080.88	183,010.12	152,935.03	115,879.44	216,039.53	99,720.34	240,029.06	2,241,071.17

EDGA Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents	$17,590,183.75	$11,189,280.12	$12,419,918.01	$11,777,162.77	$14,763,581.76	$18,870,346.73	$17,462,460.95	$21,678,317.51	$25,088,808.86	$1,693,180.73	$2,835,043.80	$5,987,557.75	$6,124,087.49
Commissions and Fees Receivabl	11,146,084.37	13,238,314.98	15,117,567.33	13,420,149.72	17,287,374.53	13,309,151.07	14,440,906.07	13,156,157.77	11,229,703.45	12,855,248.37	14,188,213.93	11,837,122.48	13,076,273.20
Intercompany Rec/(Pay)	(7,719,589.76)	(7,485,904.36)	(7,196,859.19)	(9,127,622.46)	(12,261,096.61)	(9,578,130.93)	(5,922,951.85)	(6,685,986.55)	(6,623,343.20)	(6,194,795.39)	(6,822,452.75)	(6,262,673.83)	(6,454,064.21)
Current Tax Rec/(Pay)													
Total Assets	21,016,678.36	16,941,690.74	20,340,624.15	16,069,690.03	19,789,859.68	22,601,366.87	25,980,415.17	28,148,488.73	29,695,169.11	8,353,633.71	10,200,804.98	11,562,006.40	12,746,296.48
Liabilities and Stockholders' Equity													
Liabilities													
Accrued Activity Remittance Fees	7,912,162.68	10,412,806.65	13,574,779.57	9,205,330.85	12,743,933.85	15,787,784.79	18,546,477.49	20,987,659.83	23,191,679.99	2,329,738.36	4,627,997.27	6,454,865.60	8,330,663.97
Rebates Payable	199,129.74	282,788.82	463,849.29	538,103.43	631,231.27	395,603.58	268,049.97	221,000.57	144,003.35	150,315.12	116,541.44	99,110.65	81,782.50
Accrued Compensation and Other Accrued Expenses		942.34							6,122.03				
Total Liabilities	8,111,292.42	10,696,537.81	14,038,628.86	9,743,434.28	13,375,165.12	16,183,388.37	18,814,527.46	21,208,660.40	23,341,805.37	2,480,053.48	4,744,538.71	6,553,976.25	8,412,446.47
Stockholders' Equity													
Additional Paid-In-Capital	3,001,010.01	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)
Retained Earnings	9,904,375.93	9,744,142.92	9,800,985.28	9,825,245.74	9,913,684.55	9,916,968.49	10,664,877.70	10,438,818.32	9,852,353.73	9,372,570.22	8,955,256.26	8,507,020.14	7,832,840.00
Total Stockholder's Equity	12,905,385.94	6,245,152.93	6,301,995.29	6,326,255.75	6,414,694.56	6,417,978.50	7,165,887.71	6,939,828.33	6,353,363.74	5,873,580.23	5,456,266.27	5,008,030.15	4,333,850.01
Total Liabilities and Stockholders	21,016,678.36	16,941,690.74	20,340,624.15	16,069,690.03	19,789,859.68	22,601,366.87	25,980,415.17	28,148,488.73	29,695,169.11	8,353,633.71	10,200,804.98	11,562,006.40	12,746,296.48

EDGA Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 EDGA JPM Operating /	17,590,183.75	11,189,280.12	12,419,916.01	11,777,162.77	14,763,581.76	18,870,346.73	17,462,460.95	21,678,317.51	25,088,808.86	1,693,180.73	·2,835,043.80	5,987,557.75	6,124,087.49
Total Cash and Cash Equivalent	17,590,183.75	11,189,280.12	12,419,916.01	11,777,162.77	14,763,581.76	18,870,346.73	17,462,460.95	21,678,317.51	25,088,808.86	1,693,180.73	2,835,043.80	5,987,557.75	6,124,087.49
Commissions and Fees Receivable:													
1120-000-00 Activity Remittance Clearing Account		(0.02)	(0.08)	(0.07)	(0.07)				0.01				
1125-000-00 AR - Activity Remittanc	3,591,928.59	4,344,461.92	5,078,690.36	5,037,086.66	5,290,221.60	4,794,087.92	4,144,074.91	3,841,772.21	3,545,091.00	3,160,428.87	3,647,772.46	3,210,897.10	3,050,213.97
1130-000-00 AR - Allowance for Doubtful		10.00		89.54	89.58	36.08	24.58		(0.31)	0.01			
1140-000-00 AR - Market Data Rece	2,039,114.13	2,871,478.30	1,880,746.65	2,994,313.88	4,002,580.02	1,980,291.55	3,059,400.00	4,025,241.95	1,934,711.30	2,815,365.63	3,601,854.62	1,587,863.27	2,443,684.22
1141-000-00 AR - Commissions Rec	5,515,093.47	6,022,452.61	8,158,218.82	5,388,752.88	7,994,577.16	6,534,735.55	7,237,406.61	5,289,143.64	5,744,901.45	6,879,453.86	6,938,586.85	7,038,351.31	7,582,375.01
1150-000-00 AR - Receivable from [	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)					
1199-000-00 Miscellaneous Receivable				(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	5,000.00				
4013-000-00 Commissions Clearing	(51.80)	(87.81)	(88.40)	(93.14)	(93.73)							10.80	
Total Commissions and Fees Re	11,146,084.37	13,238,314.98	15,117,567.33	13,420,149.72	17,287,374.53	13,309,151.07	14,440,906.07	13,156,157.77	11,229,703.45	12,855,248.37	14,188,213.93	11,837,122.48	13,076,273.20
Intercompany Rec/(Pay):													
1400-000-00 Intercompany DE Rout	(3,942,132.47)	(4,807,889.05)	(4,437,531.23)	(3,723,528.65)	(4,024,659.53)	(3,908,342.63)	(3,217,769.56)	(3,484,145.40)	(3,354,563.07)	(3,038,602.58)	(3,814,527.87)	(3,434,745.42)	(3,498,360.89)
1403-000-00 Intercompany - EDGX										(5,000.00)			
1402-000-00 Intercompany DEI	(3,777,457.29)	(2,678,015.31)	(2,759,327.96)	(5,404,093.81)	(8,236,437.08)	(5,669,788.30)	(2,705,182.29)	(3,201,841.15)	(3,268,780.13)	(3,151,192.81)	(3,007,924.88)	(2,827,928.41)	(2,955,703.32)
Total Intercompany Rec/(Pay)	(7,719,589.76)	(7,485,904.36)	(7,196,859.19)	(9,127,622.46)	(12,261,096.61)	(9,578,130.93)	(5,922,951.85)	(6,685,986.55)	(6,623,343.20)	(6,194,795.39)	(6,822,452.75)	(6,262,673.83)	(6,454,064.21)
Current Tax Rec/(Pay)													
Total Assets	21,016,678.36	16,941,690.74	20,340,624.15	16,069,690.03	19,789,859.68	22,601,366.87	25,980,415.17	28,148,488.73	29,695,169.11	8,353,633.71	10,200,804.98	11,562,006.40	12,746,296.48
Liabilities and Stockholders' Equity													
Liabilities													
Accrued Activity Remittance Fees:													
2300-000-00 Accrued Activity Remit	7,912,162.68	10,412,806.65	13,574,779.57	9,205,330.85	12,743,933.85	15,787,784.79	18,546,477.49	20,987,659.83	23,191,679.99	2,329,738.36	4,627,997.27	6,454,865.60	8,330,663.97
Total Accrued Activity Remittanc	7,912,162.68	10,412,806.65	13,574,779.57	9,205,330.85	12,743,933.85	15,787,784.79	18,546,477.49	20,987,659.83	23,191,679.99	2,329,738.36	4,627,997.27	6,454,865.60	8,330,663.97
Rebates Payable:													
2100-000-00 Rebates Payable	199,129.74	282,788.82	463,849.29	538,103.43	631,231.27	395,603.58	268,049.97	221,000.57	144,003.35	150,315.12	116,541.44	99,110.65	81,782.50
Total Rebates Payable	199,129.74	282,788.82	463,849.29	538,103.43	631,231.27	395,603.58	268,049.97	221,000.57	144,003.35	150,315.12	116,541.44	99,110.65	81,782.50
Accrued Compensation and Other Accrued Expenses:													
2500-000-00 Accounts Payable		942.34							6,122.03				
Total Accrued Compensation and Other Accrued Ex		942.34							6,122.03				
Total Liabilities	8,111,292.42	10,696,537.81	14,038,628.86	9,743,434.28	13,375,165.12	16,183,388.37	18,814,527.46	21,208,660.40	23,341,805.37	2,480,053.48	4,744,538.71	6,553,976.25	8,412,446.47
Stockholders' Equity													
Additional Paid-In-Capital:													
3000-000-00 Additional Paid-In Capi	3,001,010.01	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)
Total Additional Paid-In-Capital	3,001,010.01	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)	(3,498,989.99)

Retained Earnings:													
3100-000-00 Retained Earnings	5,341,124.90	9,904,375.93	9,904,375.93	9,904,375.93	9,904,375.93	9,904,375.93	9,904,375.93	9,904,375.93	9,904,375.93	9,904,375.93	9,904,375.93	9,904,375.93	9,904,375.93
4010-000-00 Matched Revenue - EC	34,282,649.60	2,811,063.00	6,109,302.60	9,197,984.91	12,637,704.53	15,828,067.82	19,269,446.56	22,297,609.64	24,568,146.77	26,739,127.59	29,209,780.95	31,171,997.92	33,177,209.57
4020-000-00 Routed Revenue - EDC	43,271,009.03	3,812,228.05	7,342,427.74	10,397,045.21	13,533,559.36	16,673,074.60	19,422,173.87	22,163,938.15	24,869,611.07	27,392,742.86	30,319,385.08	33,092,537.69	35,899,417.59
4025-000-00 Late Fee Revenue	39,786.79	1,360.60	3,118.05	15,181.16	17,065.97	22,902.59	26,664.73	31,150.33	33,241.88	33,551.07	33,675.61	44,875.96	64,360.70
4030-000-00 Market Data Revenue	10,769,096.40	832,364.17	1,906,701.52	3,020,268.75	4,032,535.84	5,042,472.37	6,121,580.82	7,147,588.03	8,081,075.38	9,071,433.64	9,857,922.63	10,615,659.28	11,496,171.28
4070-000-00 Other Income									5,000.00	5,000.00	5,000.00	5,000.00	17,500.00
5010-000-00 Clearing Fees	(1,030,018.03)	(81,890.00)	(166,808.00)	(249,525.00)	(329,098.00)	(409,873.00)	(494,421.00)	(574,014.00)	(654,985.00)	(735,467.00)	(812,144.00)	(889,833.00)	(973,833.00)
5020-000-00 Routing Fees	(36,310,740.55)	(3,434,441.00)	(6,588,378.00)	(9,237,772.00)	(11,928,188.00)	(14,636,833.00)	(17,001,820.00)	(19,584,982.00)	(22,058,832.00)	(24,332,048.00)	(27,188,009.00)	(29,857,340.00)	(32,277,887.00)
5030-000-00 Rebate Expense	(13,866,507.78)	(1,419,076.29)	(3,179,821.99)	(4,977,620.13)	(6,875,566.16)	(8,591,068.87)	(9,961,461.53)	(11,123,324.76)	(11,802,460.17)	(12,461,970.78)	(13,189,035.35)	(13,766,403.28)	(14,341,845.86)
5050-000-00 EDGA Trading PL	(26,610.78)				(1,668.56)	(1,668.56)	(1,998.00)	(1,998.00)	(1,998.00)	(2,166.00)	(2,166.00)	(2,166.00)	(2,166.00)
6000-000-00 Allocated Comp and Be	(14,400,620.20)	(1,281,699.02)	(2,653,334.31)	(3,984,753.11)	(5,263,506.77)	(6,573,111.13)	(7,829,834.45)	(9,114,448.27)	(10,372,796.67)	(11,651,489.50)	(12,892,524.44)	(14,105,258.44)	(15,641,198.44)
7000-000-00 Allocated Business De	(708,975.57)	(70,664.93)	(144,170.57)	(191,113.87)	(226,781.29)	(274,949.14)	(357,605.57)	(418,291.12)	(462,486.31)	(511,767.66)	(591,142.21)	(660,921.21)	(713,298.21)
7500-000-00 Allocated Professional	(5,489,385.50)	(438,109.85)	(862,941.33)	(1,201,140.67)	(1,710,198.50)	(2,258,196.14)	(2,708,538.25)	(3,625,836.00)	(4,684,152.94)	(5,484,711.21)	(6,160,122.68)	(6,755,137.68)	(7,380,593.68)
8010-000-00 Allocated Communicati	(7,399,474.32)	(599,300.05)	(1,300,879.17)	(1,993,302.63)	(2,707,085.99)	(3,338,347.71)	(3,962,738.66)	(4,606,825.48)	(5,211,783.81)	(5,820,093.42)	(6,390,972.93)	(6,990,283.93)	(7,530,916.93)
8510-000-00 Allocated Depreciation	(2,089,326.85)	(173,243.96)	(349,273.66)	(543,455.38)	(730,274.79)	(900,888.25)	(1,073,246.08)	(1,262,036.77)	(1,447,297.38)	(1,723,738.93)	(1,944,633.42)	(2,139,955.42)	(2,321,914.42)
9000-000-00 Allocated Other Expen	(833,408.82)	(67,893.25)	(117,472.57)	(178,135.99)	(235,467.10)	(297,898.22)	(360,639.39)	(412,063.60)	(494,781.21)	(558,122.16)	(649,561.25)	(750,068.25)	(875,208.25)
9002-000-00 Bank Fees												(226.57)	(324.42)
9004-000-00 Miscellaneous Expense									0.03	0.03	0.03	0.03	0.03
9100-000-00 State Tax	(1,007,750.00)												
9500-000-00 Occupancy	(606,740.06)	(50,930.48)	(101,860.96)	(152,791.44)	(203,721.92)	(271,090.80)	(327,061.28)	(382,023.76)	(437,523.84)	(492,086.24)	(554,572.89)	(609,832.89)	(667,008.89)
9600-000-00 Interest Expense	(29,732.33)												
Total Retained Earnings	9,904,375.93	9,744,142.92	9,800,985.28	9,825,245.74	9,913,684.55	9,916,968.49	10,664,877.70	10,438,818.32	9,852,353.73	9,372,570.22	8,955,256.26	8,507,020.14	7,632,840.00
Total Stockholder's Equity	12,905,385.94	6,245,152.93	6,301,995.29	6,326,255.75	6,414,694.56	6,417,978.50	7,165,887.71	6,939,828.33	6,353,363.74	5,873,580.23	5,456,266.27	5,008,030.15	4,333,850.01
Total Liabilities and Stockholders	21,016,678.36	16,941,690.74	20,340,624.15	16,069,680.03	19,789,859.68	22,601,366.87	25,980,415.17	28,148,488.73	29,695,169.11	8,353,633.71	10,200,804.98	11,582,006.40	12,748,296.48

EDGA Inc

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue	6,624,651.65	6,830,196.74	6,155,362.89	6,578,118.58	6,335,715.15	6,194,240.15	5,774,412.96	4,978,301.60	4,694,421.80	5,397,420.32	4,746,569.73	4,831,576.29	$69,140,987.86
Market Data	832,364.17	1,074,337.35	1,113,567.23	1,012,267.09	1,009,936.53	1,079,108.45	1,026,007.21	933,487.35	990,358.26	786,488.99	757,736.65	880,512.00	11,496,171.28
Other Income								5,000.00				12,500.00	17,500.00
Total Revenues	7,457,015.82	7,904,534.09	7,268,930.12	7,590,385.67	7,345,651.68	7,273,348.60	6,800,420.17	5,916,788.95	5,684,780.06	6,183,909.31	5,504,306.38	5,724,588.29	80,654,859.14
Cost of Revenues													
Routing Fees	3,434,441.00	3,153,937.00	2,649,394.00	2,690,416.00	2,708,645.00	2,384,987.00	2,583,162.00	2,473,850.00	2,273,216.00	2,855,961.00	2,469,331.00	2,620,547.00	32,277,887.00
Clearing	81,890.00	84,918.00	82,717.00	79,573.00	80,775.00	84,548.00	79,593.00	80,971.00	80,482.00	76,677.00	77,689.00	84,000.00	973,833.00
Rebates	1,419,076.29	1,760,745.70	1,797,798.14	1,897,946.03	1,715,502.71	1,370,392.66	1,161,863.23	679,135.41	659,510.61	727,064.57	577,367.93	575,442.58	14,341,845.86
Other Expense				1,668.56		329.44			168.00				2,166.00
Total Cost of Revenues	4,935,407.29	4,999,600.70	4,529,909.14	4,669,603.59	4,504,922.71	3,820,257.10	3,824,618.23	3,233,956.41	3,013,376.61	3,659,702.57	3,124,387.93	3,279,989.58	47,595,731.86
Gross Margins	2,521,608.53	2,904,933.39	2,739,020.98	2,920,782.08	2,840,728.97	3,453,091.50	2,975,801.94	2,682,832.54	2,671,403.45	2,524,206.74	2,379,918.45	2,444,598.71	33,058,927.28
Gross Margins as a % of Revenues	33.82%	36.75%	37.68%	38.48%	38.67%	47.48%	43.76%	45.34%	46.99%	40.82%	43.24%	42.70%	495.73%
Fixed Expenses													
Compensation and Benefits	1,281,699.02	1,371,635.29	1,331,418.80	1,278,753.66	1,309,604.36	1,256,723.32	1,284,613.82	1,258,348.40	1,278,692.83	1,241,034.94	1,212,734.00	1,535,940.00	15,641,198.44
Communications & Data Processing	599,300.05	701,579.12	692,423.46	713,783.36	631,261.72	624,390.95	644,086.82	604,958.33	608,309.61	570,879.51	599,311.00	540,633.00	7,530,916.93
Depreciation and Amortization	173,243.96	176,029.70	194,181.72	186,819.41	170,613.46	172,357.83	188,790.69	185,260.61	276,441.55	220,894.49	195,322.00	181,959.00	2,321,914.42
Occupancy and Equipment Rentals	50,930.48	50,930.48	50,930.48	50,930.48	67,368.88	55,970.48	54,962.48	55,500.08	54,562.40	62,486.65	55,260.00	57,176.00	667,008.89
Professional Fees	438,109.85	424,831.48	338,199.34	509,057.83	547,997.64	450,342.11	917,297.75	1,038,316.94	820,558.27	875,411.47	595,015.00	625,456.00	7,380,593.68
Business Development	70,664.93	73,505.64	46,943.30	35,667.42	48,167.85	82,656.43	60,685.55	44,195.19	49,281.35	79,374.55	69,779.00	52,377.00	713,298.21
Other Expenses	67,893.25	49,579.32	60,663.42	57,331.11	62,431.12	62,741.17	51,424.21	82,717.58	63,340.95	91,439.09	100,733.57	125,237.85	875,532.64
Total Fixed Expenses	2,681,841.54	2,848,091.03	2,714,760.52	2,832,343.27	2,837,445.03	2,705,182.29	3,201,861.32	3,269,297.13	3,151,186.96	2,941,520.70	2,828,154.57	3,118,778.85	35,130,463.21
Pre-Tax Income	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)
Pre-Tax Income	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)
Net Income/(Loss)	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)

EDGA Inc

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue:													
4010-000-00 Matched Revenue - EC	2,811,063.00	3,298,239.60	3,088,682.31	3,439,719.62	3,190,363.29	3,441,378.74	3,028,163.08	2,270,537.13	2,170,980.82	2,470,653.36	1,962,216.97	2,005,211.65	33,177,209.57
4020-000-00 Routed Revenue - EDC	3,812,228.05	3,530,199.69	3,054,617.47	3,136,514.15	3,139,515.24	2,749,099.27	2,741,764.28	2,705,672.92	2,523,131.79	2,926,642.22	2,773,152.61	2,806,879.90	35,899,417.59
4025-000-00 Late Fee Revenue	1,360.60	1,757.45	12,063.11	1,884.81	5,836.62	3,762.14	4,485.60	2,091.55	309.19	124.74	11,200.15	19,484.74	64,360.70
Total Commission Revenue	6,624,651.65	6,830,196.74	6,155,362.89	6,578,118.58	6,335,715.15	6,194,240.15	5,774,412.96	4,978,301.60	4,694,421.80	5,397,420.32	4,746,569.73	4,831,576.29	69,140,987.86
Market Data:													
4030-000-00 Market Data Revenue	832,364.17	1,074,337.35	1,113,567.23	1,012,267.09	1,009,936.53	1,079,108.45	1,026,007.21	933,487.35	990,358.26	786,488.99	757,736.65	880,512.00	11,496,171.28
Total Market Data	832,364.17	1,074,337.35	1,113,567.23	1,012,267.09	1,009,936.53	1,079,108.45	1,026,007.21	933,487.35	990,358.26	786,488.99	757,736.65	880,512.00	11,496,171.28
Other Income:													
4070-000-00 Other Income								5,000.00				12,500.00	17,500.00
Total Other Income								5,000.00				12,500.00	17,500.00
Total Revenues	7,457,015.82	7,904,534.09	7,268,930.12	7,590,385.67	7,345,651.68	7,273,348.60	6,800,420.17	5,916,788.95	5,684,780.06	6,183,909.31	5,504,306.38	5,724,588.29	80,654,659.14
Cost of Revenues													
Routing Fees:													
5020-000-00 Routing Fees	3,434,441.00	3,153,937.00	2,649,394.00	2,690,416.00	2,708,645.00	2,364,987.00	2,583,162.00	2,473,850.00	2,273,216.00	2,855,961.00	2,469,331.00	2,620,547.00	32,277,887.00
Total Routing Fees	3,434,441.00	3,153,937.00	2,649,394.00	2,690,416.00	2,708,645.00	2,364,987.00	2,583,162.00	2,473,850.00	2,273,216.00	2,855,961.00	2,469,331.00	2,620,547.00	32,277,887.00
Clearing:													
5010-000-00 Clearing Fees	81,890.00	84,918.00	82,717.00	79,573.00	80,775.00	84,548.00	79,593.00	80,971.00	80,482.00	76,677.00	77,689.00	84,000.00	973,833.00
Total Clearing	81,890.00	84,918.00	82,717.00	79,573.00	80,775.00	84,548.00	79,593.00	80,971.00	80,482.00	76,677.00	77,689.00	84,000.00	973,833.00
Rebates:													
5030-000-00 Rebate Expense	1,419,076.29	1,760,745.70	1,797,798.14	1,897,946.03	1,715,502.71	1,370,392.66	1,161,863.23	679,135.41	659,510.61	727,064.57	577,367.93	575,442.58	14,341,845.86
Total Rebates	1,419,076.29	1,760,745.70	1,797,798.14	1,897,946.03	1,715,502.71	1,370,392.66	1,161,863.23	679,135.41	659,510.61	727,064.57	577,367.93	575,442.58	14,341,845.86
Other Expense:													
5050-000-00 EDGA Trading PL				1,668.56		329.44			168.00				2,166.00
Total Other Expense				1,668.56		329.44			168.00				2,166.00
Total Cost of Revenues	4,935,407.29	4,999,600.70	4,529,909.14	4,669,603.59	4,504,922.71	3,820,257.10	3,824,618.23	3,233,956.41	3,013,376.61	3,659,702.57	3,124,387.93	3,279,989.58	47,595,731.86
Gross Margins	2,521,608.53	2,904,933.39	2,739,020.98	2,920,782.08	2,840,728.97	3,453,091.50	2,975,801.94	2,682,832.54	2,671,403.45	2,524,206.74	2,379,918.45	2,444,598.71	33,058,927.28
Gross Margins as a % of Revenues	33.82%	36.75%	37.68%	38.48%	38.67%	47.48%	43.76%	45.34%	46.99%	40.82%	43.24%	42.70%	495.73%
Fixed Expenses													
Compensation and Benefits:													
6000-000-00 Allocated Comp and Be	1,281,699.02	1,371,635.29	1,331,418.80	1,278,753.66	1,309,604.36	1,256,723.32	1,284,613.82	1,258,348.40	1,278,692.83	1,241,034.94	1,212,734.00	1,535,940.00	15,641,198.44
Total Compensation and Benefits	1,281,699.02	1,371,635.29	1,331,418.80	1,278,753.66	1,309,604.36	1,256,723.32	1,284,613.82	1,258,348.40	1,278,692.83	1,241,034.94	1,212,734.00	1,535,940.00	15,641,198.44
Communications & Data Processing:													
8010-000-00 Allocated Communicati	599,300.05	701,579.12	692,423.46	713,783.36	631,261.72	624,390.95	844,086.82	604,958.33	608,309.61	570,879.51	599,311.00	540,633.00	7,530,916.93

Total Communications & Data Proc	599,300.05	701,579.12	692,423.46	713,783.36	631,261.72	624,390.95	644,086.82	604,958.33	608,309.61	570,879.51	599,311.00	540,633.00	7,530,916.93
Depreciation and Amortization:													
8510-000-00 Allocated Depreciation	173,243.96	176,029.70	194,181.72	186,819.41	170,613.46	172,357.83	188,790.69	185,260.61	276,441.55	220,894.49	195,322.00	181,959.00	2,321,914.42
Total Depreciation and Amortization	173,243.96	176,029.70	194,181.72	186,819.41	170,613.46	172,357.83	188,790.69	185,260.61	276,441.55	220,894.49	195,322.00	181,959.00	2,321,914.42
Occupancy and Equipment Rentals:													
9500-000-00 Occupancy	50,930.48	50,930.48	50,930.48	50,930.48	67,368.88	55,970.48	54,962.48	55,500.08	54,562.40	62,486.65	55,260.00	57,176.00	667,008.89
Total Occupancy and Equipment Re	50,930.48	50,930.48	50,930.48	50,930.48	67,368.88	55,970.48	54,962.48	55,500.08	54,562.40	62,486.65	55,260.00	57,176.00	667,008.89
Professional Fees:													
7500-000-00 Allocated Professional	438,109.85	424,831.48	338,199.34	509,057.83	547,997.64	450,342.11	917,297.75	1,038,316.94	820,558.27	675,411.47	595,015.00	625,456.00	7,380,593.68
Total Professional Fees	438,109.85	424,831.48	338,199.34	509,057.83	547,997.64	450,342.11	917,297.75	1,038,316.94	820,558.27	675,411.47	595,015.00	625,456.00	7,380,593.68
Business Development:													
7000-000-00 Allocated Business De	70,664.93	73,505.64	46,943.30	35,667.42	48,167.85	82,656.43	60,685.55	44,195.19	49,281.35	79,374.55	69,779.00	52,377.00	713,298.21
Total Business Development	70,664.93	73,505.64	46,943.30	35,667.42	48,167.85	82,656.43	60,685.55	44,195.19	49,281.35	79,374.55	69,779.00	52,377.00	713,298.21
Other Expenses:													
9000-000-00 Allocated Other Expen	67,893.25	49,579.32	60,663.42	57,331.11	62,431.12	62,741.17	51,424.21	82,717.61	63,340.95	91,439.09	100,507.00	125,140.00	875,208.25
9004-000-00 Miscellaneous Expense								(0.03)					(0.03)
9002-000-00 Bank Fees											226.57	97.85	324.42
Total Other Expenses	67,893.25	49,579.32	60,663.42	57,331.11	62,431.12	62,741.17	51,424.21	82,717.58	63,340.95	91,439.09	100,733.57	125,237.85	875,532.64
Total Fixed Expenses	2,681,841.54	2,848,091.03	2,714,760.52	2,832,343.27	2,837,445.03	2,705,182.29	3,201,861.32	3,269,297.13	3,151,186.96	2,941,520.70	2,828,154.57	3,118,778.85	35,130,463.21
Pre-Tax Income	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)
Pre-Tax Income	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)
Net Income/(Loss)	(160,233.01)	56,842.36	24,260.46	88,438.81	3,283.94	747,909.21	(226,059.38)	(586,464.59)	(479,783.51)	(417,313.96)	(448,236.12)	(674,180.14)	(2,071,535.93)

EDGX Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents	$27,760,548.26	$28,977,513.50	$39,221,655.79	$20,613,031.15	$27,953,570.44	$38,059,263.33	$42,560,591.22	$50,171,742.07	$60,803,563.17	$3,913,307.78	$6,548,874.68	$15,770,830.69	$24,231,728.60
Commissions and Fees Receivabl	33,259,935.87	40,928,211.15	29,412,361.45	32,350,262.80	38,059,656.60	35,587,225.19	38,136,844.44	38,411,609.08	34,409,320.50	33,174,444.58	41,187,457.03	34,731,014.18	31,707,396.59
Intercompany Rec/(Pay)	(5,707,530.97)	(8,925,507.22)	(3,775,373.91)	(7,006,703.71)	(10,521,277.71)	(4,704,668.99)	(4,322,826.66)	(8,252,164.34)	(8,876,807.48)	(4,692,449.93)	(4,758,280.33)	(4,633,280.33)	(3,498,555.31)
Current Tax Rec/(Pay)													
Total Assets	55,312,953.16	60,980,217.43	64,858,643.33	45,956,590.24	55,491,949.33	68,941,819.53	76,374,609.00	80,331,186.81	86,336,076.19	32,395,302.43	42,978,051.36	45,868,564.54	52,440,569.88
Liabilities and Stockholders' Equity													
Liabilities													
Accrued Activity Remittance Fees	27,962,504.01	35,586,992.74	42,304,094.14	22,516,440.33	30,734,234.55	39,793,115.99	47,316,945.01	53,855,085.36	60,054,351.11	6,721,440.48	14,513,073.61	20,578,341.35	26,819,971.11
Rebates Payable	13,388,585.25	15,560,119.71	11,968,797.98	12,030,231.92	12,644,145.11	16,694,042.46	16,426,048.20	14,091,836.93	14,241,996.96	13,612,651.86	16,323,638.30	13,029,765.66	12,866,262.65
Accrued Compensation and Other	1,297.66	0.01	0.01	0.01	0.01								
Total Liabilities	41,352,386.92	51,147,112.46	54,272,892.13	34,546,672.26	43,378,379.67	56,487,158.45	63,742,993.21	67,946,922.29	74,296,348.07	20,334,092.34	30,836,711.91	33,608,107.01	39,686,233.76
Stockholders' Equity													
Additional Paid-In-Capital	3,001,010.01	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)
Retained Earnings	10,959,556.23	11,332,094.96	12,084,741.19	12,908,907.97	13,612,559.65	13,953,651.07	14,130,605.78	13,883,254.51	13,538,718.11	13,560,200.08	13,640,329.44	13,759,447.52	14,253,326.11
Total Stockholder's Equity	13,960,566.24	9,833,104.97	10,585,751.20	11,409,917.98	12,113,569.66	12,454,661.08	12,631,615.79	12,384,264.52	12,039,728.12	12,061,210.09	12,141,339.45	12,260,457.53	12,754,336.12
Total Liabilities and Stockholders	55,312,953.16	60,980,217.43	64,858,643.33	45,956,590.24	55,491,949.33	68,941,819.53	76,374,609.00	80,331,186.81	86,336,076.19	32,395,302.43	42,978,051.36	45,868,564.54	52,440,569.88

EDGX Inc

For the Twelve Months Ending December 31, 2013

	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013
Assets													
Cash and Cash Equivalents:													
1001-000-00 EDGX JPM Operating	27,760,548.26	28,977,513.50	39,221,655.79	20,613,031.15	27,953,570.44	38,059,263.33	42,560,591.22	50,171,742.07	60,803,563.17	3,913,307.78	6,548,874.66	15,770,830.69	24,231,728.60
Total Cash and Cash Equivalent	27,760,548.26	28,977,513.50	39,221,655.79	20,613,031.15	27,953,570.44	38,059,263.33	42,560,591.22	50,171,742.07	60,803,563.17	3,913,307.78	6,548,874.66	15,770,830.69	24,231,728.60
Commissions and Fees Receivable:													
1120-000-00 Activity Remittance Clearing Account		(0.01)							(0.02)				
1125-000-00 AR - Activity Remittanc	8,707,877.45	9,250,247.92	8,401,980.47	8,778,353.35	9,735,155.95	10,671,219.97	9,010,193.75	8,016,248.97	7,584,929.99	7,100,828.44	9,113,677.76	7,560,130.98	7,357,345.36
1130-000-00 AR - Allowance for Doubtful				9.91	12.73	5.24	1.40		(0.55)	0.01	0.02		
1140-000-00 AR - Market Data Rece	9,343,651.83	12,639,831.79	6,341,334.96	9,621,752.65	12,535,976.74	6,528,153.23	10,118,612.41	13,388,826.97	10,300,992.56	9,961,656.28	13,162,359.92	6,448,268.85	10,122,368.61
1141-000-00 AR - Commissions Rec	15,208,410.34	19,038,136.24	14,669,051.57	13,950,153.11	15,788,518.21	18,387,846.75	19,008,036.88	17,006,533.14	16,518,398.52	16,111,959.85	18,911,441.48	20,722,614.35	14,227,682.62
1199-000-00 Miscellaneous Receivable									5,000.00				
4013-000-00 Commissions Clearing	(3.75)	(4.79)	(5.55)	(6.22)	(7.03)						(22.15)		
Total Commissions and Fees Re	33,259,935.87	40,928,211.15	29,412,361.45	32,350,262.80	38,059,656.60	35,587,225.19	38,136,844.44	38,411,609.08	34,409,320.50	33,174,444.58	41,187,457.03	34,731,014.18	31,707,396.59
Intercompany Rec/(Pay):													
1400-000-00 Intercompany DE Rout	(868,588.72)	(746,196.29)	(548,615.32)	(589,453.79)	(752,126.59)	(1,066,097.47)	(876,210.78)	(851,868.06)	(825,956.14)	(692,539.18)	(902,771.99)	(944,398.72)	(660,699.20)
1403-000-00 Intercompany - EDGA										5,000.00			
1402-000-00 Intercompany DEI	(4,838,942.25)	(8,179,310.93)	(3,226,758.59)	(6,417,249.92)	(9,769,151.12)	(3,638,571.52)	(3,446,615.88)	(7,400,296.28)	(8,050,851.34)	(4,004,910.75)	(3,855,508.34)	(3,688,881.61)	(2,837,856.11)
Total Intercompany Rec/(Pay)	(5,707,530.97)	(8,925,507.22)	(3,775,373.91)	(7,006,703.71)	(10,521,277.71)	(4,704,668.99)	(4,322,826.66)	(8,252,164.34)	(8,876,807.48)	(4,692,449.93)	(4,758,280.33)	(4,633,280.33)	(3,498,555.31)
Current Tax Rec/(Pay)													
Total Assets	55,312,953.16	60,980,217.43	64,858,643.33	45,956,590.24	55,491,949.33	68,941,819.53	76,374,609.00	80,331,186.81	86,336,076.19	32,395,302.43	42,978,051.36	45,868,564.54	52,440,569.88
Liabilities and Stockholders' Equity													
Liabilities													
Accrued Activity Remittance Fees:													
2300-000-00 Accrued Activity Remit	27,962,504.01	35,586,992.74	42,304,094.14	22,516,440.33	30,734,234.55	39,793,115.99	47,316,945.01	53,855,085.36	60,054,351.11	6,721,440.48	14,513,073.61	20,578,341.35	26,819,971.11
Total Accrued Activity Remittanc	27,962,504.01	35,586,992.74	42,304,094.14	22,516,440.33	30,734,234.55	39,793,115.99	47,316,945.01	53,855,085.36	60,054,351.11	6,721,440.48	14,513,073.61	20,578,341.35	26,819,971.11
Rebates Payable:													
2100-000-00 Rebates Payable	13,388,585.25	15,560,119.71	11,968,797.98	12,030,231.92	12,644,145.11	16,694,042.46	16,426,048.20	14,091,836.93	14,241,996.96	13,612,651.86	16,323,638.30	13,029,765.66	12,866,262.65
Total Rebates Payable	13,388,585.25	15,560,119.71	11,968,797.98	12,030,231.92	12,644,145.11	16,694,042.46	16,426,048.20	14,091,836.93	14,241,996.96	13,612,651.86	16,323,638.30	13,029,765.66	12,866,262.65
Accrued Compensation and Other Accrued Expenses:													
2500-000-00 Accounts Payable	1,297.66	0.01	0.01	0.01	0.01								
Total Accrued Compensation an	1,297.66	0.01	0.01	0.01	0.01								
Total Liabilities	41,352,386.92	51,147,112.46	54,272,892.13	34,546,672.26	43,378,379.67	56,487,158.45	63,742,993.21	67,946,922.29	74,296,348.07	20,334,092.34	30,836,711.91	33,608,107.01	39,686,233.76
Stockholders' Equity													
Additional Paid-In-Capital:													
3000-000-00 Additional Paid-In Capi	3,001,010.01	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)
Total Additional Paid-In-Capital	3,001,010.01	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)	(1,498,989.99)

Retained Earnings:													
3100-000-00 Retained Earnings	10,079,210.14	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23	10,959,556.23
4011-000-00 Matched Revenue - EC	318,634,145.49	30,367,067.69	55,582,395.95	82,359,000.20	111,719,289.35	147,262,331.54	182,313,951.28	212,614,297.17	241,783,942.38	269,420,063.93	303,352,698.85	330,569,180.25	358,320,460.96
4021-000-00 Routed Revenue - EDC	16,143,692.75	1,570,188.19	2,877,546.77	4,251,687.81	5,616,985.12	7,147,538.12	8,553,359.57	9,741,047.12	10,958,666.11	12,167,191.66	13,757,846.94	15,085,389.38	16,424,589.77
4025-000-00 Late Fee Revenue	54,931.87	5,539.62	13,389.24	18,782.04	24,060.42	31,553.29	37,822.50	49,591.90	57,349.44	57,621.86	58,818.86	60,191.30	63,698.25
4030-000-00 Market Data Revenue	35,992,852.70	3,296,179.96	6,374,297.13	9,654,714.82	12,577,131.42	16,297,450.91	19,887,910.09	23,267,057.91	26,610,115.50	30,147,285.77	33,347,989.41	36,362,133.34	40,093,248.76
4070-000-00 Other Income									5,000.00	5,000.00	5,000.00	5,000.00	5,000.00
5011-000-00 Clearing Fees	(1,030,018.03)	(81,890.00)	(166,808.00)	(249,525.00)	(329,098.00)	(409,873.00)	(494,421.00)	(574,014.00)	(654,985.00)	(735,467.00)	(812,144.00)	(889,833.00)	(973,833.00)
5020-000-00 Routing Fees	(14,185,680.80)	(1,451,774.00)	(2,535,063.00)	(3,660,181.00)	(4,872,522.00)	(6,344,259.00)	(7,734,722.98)	(9,040,665.98)	(10,304,832.98)	(11,454,666.98)	(12,877,069.98)	(14,028,199.98)	(15,077,618.98)
5031-000-00 Rebate Expense	(316,177,770.32)	(29,945,370.57)	(54,406,412.38)	(80,619,176.24)	(108,924,990.80)	(144,193,700.01)	(179,149,287.02)	(208,931,684.10)	(237,575,795.34)	(264,701,180.06)	(297,991,653.66)	(324,513,483.75)	(351,729,177.20)
5050-000-00 Trading Errors	(107,507.79)			(1,298.81)	(1,298.81)	(2,122.21)	(2,122.21)	(6,323.40)	(7,178.40)	(7,178.40)	(7,178.40)	(8,070.44)	(8,070.44)
6000-000-00 Allocated Compensatio	(14,400,620.20)	(1,281,699.02)	(2,653,334.31)	(3,984,753.11)	(5,263,506.77)	(6,573,111.13)	(7,829,834.45)	(9,114,448.27)	(10,372,796.67)	(11,651,489.50)	(12,892,524.44)	(14,105,258.44)	(15,641,198.44)
7000-000-00 Allocated Business De	(708,975.57)	(70,664.93)	(144,170.57)	(191,113.87)	(226,781.29)	(274,949.14)	(357,605.57)	(418,291.12)	(462,486.31)	(511,767.66)	(591,142.21)	(660,921.21)	(713,298.21)
7500-000-00 Allocated Professional	(5,489,385.50)	(438,109.85)	(862,941.33)	(1,201,140.67)	(1,710,198.50)	(2,258,196.14)	(2,708,538.25)	(3,625,836.00)	(4,664,152.94)	(5,484,711.21)	(6,160,122.68)	(6,755,137.68)	(7,380,593.68)
8010-000-00 Allocated Communicati	(12,600,221.58)	(1,181,351.23)	(2,200,883.49)	(3,285,278.85)	(4,433,126.11)	(5,735,099.80)	(6,977,376.27)	(8,241,244.93)	(9,524,291.16)	(10,828,021.47)	(12,135,830.11)	(13,433,411.11)	(14,652,704.11)
8510-000-00 Allocated Depreciation	(3,205,011.83)	(296,753.40)	(533,497.52)	(811,438.15)	(1,083,751.59)	(1,384,479.57)	(1,680,385.47)	(2,001,700.66)	(2,337,087.70)	(2,771,828.69)	(3,169,781.23)	(3,527,786.23)	(3,894,520.23)
9000-000-00 Allocated Other Expen:	(833,409.72)	(67,893.25)	(117,472.57)	(178,135.99)	(235,467.10)	(297,898.22)	(360,639.39)	(412,063.60)	(494,781.21)	(558,122.16)	(649,561.25)	(750,068.25)	(875,204.68)
9100-000-00 State Income Tax	(570,203.00)												
9500-000-00 Occupancy	(606,740.06)	(50,930.48)	(101,860.96)	(152,791.44)	(203,721.92)	(271,090.80)	(327,061.28)	(382,023.76)	(437,523.84)	(492,086.24)	(554,572.89)	(609,832.89)	(667,008.89)
9600-000-00 Interest Expense	(29,732.32)												
Total Retained Earnings	10,959,556.23	11,332,094.96	12,084,741.19	12,908,907.97	13,612,559.65	13,953,651.07	14,130,605.78	13,883,254.51	13,538,718.11	13,560,200.08	13,640,329.44	13,759,447.52	14,253,326.11
Total Stockholder's Equity	13,960,566.24	9,833,104.97	10,585,751.20	11,409,917.98	12,113,569.66	12,454,661.08	12,631,615.79	12,384,264.52	12,039,728.12	12,061,210.09	12,141,339.45	12,260,457.53	12,754,338.12
Total Liabilities and Stockholders	55,312,953.16	60,980,217.43	64,858,643.33	45,956,590.24	55,491,949.33	68,941,819.53	76,374,609.00	80,331,186.81	86,336,076.19	32,395,302.43	42,978,051.36	45,868,564.54	52,440,569.88

EDGX Inc

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue	31,942,795.50	26,530,536.46	28,156,138.09	30,730,864.84	37,081,088.06	36,463,710.40	31,499,802.84	30,395,021.74	28,844,919.52	35,524,487.20	28,545,396.28	29,093,988.05	$374,808,748.98
Market Data	3,296,179.96	3,078,117.17	3,280,417.69	2,922,416.60	3,720,319.49	3,590,459.18	3,379,147.82	3,343,057.59	3,537,170.27	3,200,703.64	3,014,143.93	3,731,115.42	40,093,248.76
Other Income								5,000.00					5,000.00
Total Revenues	35,238,975.46	29,608,653.63	31,436,555.78	33,653,281.44	40,801,407.55	40,054,169.58	34,878,950.66	33,743,079.33	32,382,089.79	38,725,190.84	31,559,540.21	32,825,103.47	414,906,997.74
Cost of Revenues													
Routing Fees	1,451,774.00	1,083,289.00	1,125,116.00	1,212,341.00	1,471,737.00	1,390,463.98	1,305,943.00	1,264,167.00	1,149,834.00	1,422,403.00	1,151,130.00	1,049,419.00	15,077,618.98
Clearing	81,890.00	84,918.00	82,717.00	79,573.00	80,775.00	84,548.00	79,593.00	80,971.00	80,482.00	76,677.00	77,689.00	84,000.00	973,833.00
Rebates	29,945,370.57	24,461,041.81	26,212,763.86	28,305,814.56	35,268,709.21	34,955,587.01	29,782,397.08	28,644,111.24	27,125,384.72	33,290,473.60	26,521,830.09	27,215,693.45	351,729,177.20
Other Expense			1,298.81		823.40		4,201.19	855.00			892.04		8,070.44
Total Cost of Revenues	31,479,034.57	25,629,248.81	27,421,897.67	29,597,728.56	36,822,044.61	36,430,598.99	31,172,134.27	29,990,104.24	28,355,700.72	34,789,553.60	27,751,541.13	28,349,112.45	367,788,699.62
Gross Margins	3,759,940.89	3,979,404.82	4,014,658.11	4,055,552.88	3,979,362.94	3,623,570.59	3,706,816.39	3,752,975.09	4,026,389.07	3,935,637.24	3,807,999.08	4,475,991.02	47,118,298.12
Gross Margins as a % of Revenues	10.67%	13.44%	12.77%	12.05%	9.75%	9.05%	10.63%	11.12%	12.43%	10.16%	12.07%	13.64%	137.78%
Fixed Expenses													
Compensation and Benefits	1,281,699.02	1,371,635.29	1,331,418.80	1,278,753.66	1,309,604.36	1,256,723.32	1,284,613.82	1,258,348.40	1,278,692.83	1,241,034.94	1,212,734.00	1,535,940.00	15,641,198.44
Communications & Data Processing	1,181,351.23	1,019,532.26	1,084,395.36	1,147,847.26	1,301,973.69	1,242,276.47	1,263,868.66	1,283,046.23	1,303,730.31	1,307,808.64	1,297,581.00	1,219,293.00	14,652,704.11
Depreciation and Amortization	296,753.40	236,744.12	277,940.63	272,313.44	300,727.98	295,905.90	321,315.19	335,387.04	434,740.99	397,952.54	358,005.00	366,734.00	3,894,520.23
Occupancy and Equipment Rentals	50,930.48	50,930.48	50,930.48	50,930.48	67,368.88	55,970.48	54,962.48	55,500.08	54,562.40	62,486.65	55,260.00	57,176.00	667,008.89
Professional Fees	438,109.85	424,831.48	338,199.34	509,057.83	547,997.64	450,342.11	917,297.75	1,038,316.94	820,558.27	675,411.47	595,015.00	625,456.00	7,380,593.68
Business Development	70,664.93	73,505.64	46,943.30	35,667.42	48,167.85	82,656.43	60,685.55	44,195.19	49,281.35	79,374.55	69,779.00	52,377.00	713,298.21
Other Expenses	67,893.25	49,579.32	60,663.42	57,331.11	62,431.12	62,741.17	51,424.21	82,717.61	63,340.95	91,439.09	100,507.00	125,136.43	875,204.68
Total Fixed Expenses	3,387,402.16	3,226,758.59	3,190,491.33	3,351,901.20	3,638,271.52	3,446,615.88	3,954,167.66	4,097,511.49	4,004,907.10	3,855,507.88	3,688,881.00	3,982,112.43	43,824,528.24
Pre-Tax Income	372,538.73	752,646.23	824,166.78	703,651.68	341,091.42	176,954.71	(247,351.27)	(344,536.40)	21,481.97	80,129.36	119,118.08	493,878.59	3,293,769.88
Pre-Tax Income	372,538.73	752,646.23	824,166.78	703,651.68	341,091.42	176,954.71	(247,351.27)	(344,536.40)	21,481.97	80,129.36	119,118.08	493,878.59	3,293,769.88
Net Income/(Loss)	372,538.73	752,646.23	824,166.78	703,651.68	341,091.42	176,954.71	(247,351.27)	(344,536.40)	21,481.97	80,129.36	119,118.08	493,878.59	3,293,769.88

EDGX Inc

For the Month Ending December 31, 2013

	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013	June, 2013	July, 2013	August, 2013	September, 2013	October, 2013	November, 2013	December, 2013	YTD
Revenues													
Commission Revenue:													
4011-000-00 Matched Revenue - EC	30,367,067.69	25,215,328.26	26,776,604.25	29,360,289.15	35,543,042.19	35,051,619.74	30,300,345.89	29,169,645.21	27,636,121.55	33,932,634.92	27,216,481.40	27,751,280.71	358,320,460.96
4021-000-00 Routed Revenue - EDC	1,570,188.19	1,307,358.58	1,374,141.04	1,365,297.31	1,530,553.00	1,405,821.45	1,187,687.55	1,217,618.99	1,208,525.55	1,590,655.28	1,327,542.44	1,339,200.39	16,424,589.77
4025-000-00 Late Fee Revenue	5,539.62	7,849.62	5,392.80	5,278.38	7,492.87	6,269.21	11,769.40	7,757.54	272.42	1,197.00	1,372.44	3,506.95	63,698.25
Total Commission Revenue	31,942,795.50	26,530,536.46	28,156,138.09	30,730,864.84	37,081,088.06	36,463,710.40	31,499,802.84	30,395,021.74	28,844,919.52	35,524,487.20	28,545,396.28	29,093,988.05	374,808,748.98
Market Data:													
4030-000-00 Market Data Revenue	3,296,179.96	3,078,117.17	3,280,417.69	2,922,416.60	3,720,319.49	3,590,459.18	3,379,147.82	3,343,057.59	3,537,170.27	3,200,703.64	3,014,143.93	3,731,115.42	40,093,248.76
Total Market Data	3,296,179.96	3,078,117.17	3,280,417.69	2,922,416.60	3,720,319.49	3,590,459.18	3,379,147.82	3,343,057.59	3,537,170.27	3,200,703.64	3,014,143.93	3,731,115.42	40,093,248.76
Other Income:													
4070-000-00 Other Income								5,000.00					5,000.00
Total Other Income								5,000.00					5,000.00
Total Revenues	35,238,975.46	29,608,653.63	31,436,555.78	33,653,281.44	40,801,407.55	40,054,169.58	34,878,950.66	33,743,079.33	32,382,089.79	38,725,190.84	31,559,540.21	32,825,103.47	414,906,997.74
Cost of Revenues													
Routing Fees:													
5020-000-00 Routing Fees	1,451,774.00	1,083,289.00	1,125,118.00	1,212,341.00	1,471,737.00	1,390,463.98	1,305,943.00	1,264,167.00	1,149,834.00	1,422,403.00	1,151,130.00	1,049,419.00	15,077,618.98
Total Routing Fees	1,451,774.00	1,083,289.00	1,125,118.00	1,212,341.00	1,471,737.00	1,390,463.98	1,305,943.00	1,264,167.00	1,149,834.00	1,422,403.00	1,151,130.00	1,049,419.00	15,077,618.98
Clearing:													
5011-000-00 Clearing Fees	81,890.00	84,918.00	82,717.00	79,573.00	80,775.00	84,548.00	79,593.00	80,971.00	80,482.00	76,677.00	77,689.00	84,000.00	973,833.00
Total Clearing	81,890.00	84,918.00	82,717.00	79,573.00	80,775.00	84,548.00	79,593.00	80,971.00	80,482.00	76,677.00	77,689.00	84,000.00	973,833.00
Rebates:													
5031-000-00 Rebate Expense	29,945,370.57	24,461,041.81	26,212,763.86	28,305,814.56	35,268,709.21	34,955,587.01	29,782,397.08	28,644,111.24	27,125,384.72	33,290,473.60	26,521,830.09	27,215,693.45	351,729,177.20
Total Rebates	29,945,370.57	24,461,041.81	26,212,763.86	28,305,814.56	35,268,709.21	34,955,587.01	29,782,397.08	28,644,111.24	27,125,384.72	33,290,473.60	26,521,830.09	27,215,693.45	351,729,177.20
Other Expense:													
5050-000-00 Trading Errors			1,298.81		823.40		4,201.19	855.00			892.04		8,070.44
Total Other Expense			1,298.81		823.40		4,201.19	855.00			892.04		8,070.44
Total Cost of Revenues	31,479,034.57	25,629,248.81	27,421,897.67	29,597,728.56	36,822,044.61	36,430,598.99	31,172,134.27	29,990,104.24	28,355,700.72	34,789,553.60	27,751,541.13	28,349,112.45	367,788,699.62
Gross Margins	3,759,940.89	3,979,404.82	4,014,658.11	4,055,552.88	3,979,362.94	3,623,570.59	3,706,816.39	3,752,975.09	4,026,389.07	3,935,637.24	3,807,999.08	4,475,991.02	47,118,298.12
Gross Margins as a % of Revenues	10.67%	13.44%	12.77%	12.05%	9.75%	9.05%	10.63%	11.12%	12.43%	10.16%	12.07%	13.64%	137.78%
Fixed Expenses													
Compensation and Benefits:													
6000-000-00 Allocated Compensatio	1,281,699.02	1,371,635.29	1,331,418.80	1,278,753.66	1,309,604.36	1,256,723.32	1,284,613.82	1,258,348.40	1,278,692.83	1,241,034.94	1,212,734.00	1,535,940.00	15,641,198.44
Total Compensation and Benefits	1,281,699.02	1,371,635.29	1,331,418.80	1,278,753.66	1,309,604.36	1,256,723.32	1,284,613.82	1,258,348.40	1,278,692.83	1,241,034.94	1,212,734.00	1,535,940.00	15,641,198.44
Communications & Data Processing:													
6010-000-00 Allocated Communicati	1,181,351.23	1,019,532.26	1,084,395.36	1,147,847.26	1,301,973.69	1,242,276.47	1,263,868.66	1,283,046.23	1,303,730.31	1,307,808.64	1,297,581.00	1,219,293.00	14,652,704.11

Total Communications & Data Proc	1,181,351.23	1,019,532.26	1,084,395.36	1,147,847.26	1,301,973.69	1,242,276.47	1,263,868.66	1,283,046.23	1,303,730.31	1,307,808.64	1,297,581.00	1,219,293.00	14,652,704.11
Depreciation and Amortization:													
8510-000-00 Allocated Depreciation	296,753.40	236,744.12	277,940.63	272,313.44	300,727.98	295,905.90	321,315.19	335,387.04	434,740.99	397,952.54	358,005.00	366,734.00	3,894,520.23
Total Depreciation and Amortization	296,753.40	236,744.12	277,940.63	272,313.44	300,727.98	295,905.90	321,315.19	335,387.04	434,740.99	397,952.54	358,005.00	366,734.00	3,894,520.23
Occupancy and Equipment Rentals:													
9500-000-00 Occupancy	50,930.48	50,930.48	50,930.48	50,930.48	67,368.88	55,970.48	54,962.48	55,500.08	54,562.40	62,486.65	55,260.00	57,176.00	667,008.89
Total Occupancy and Equipment Re	50,930.48	50,930.48	50,930.48	50,930.48	67,368.88	55,970.48	54,962.48	55,500.08	54,562.40	62,486.65	55,260.00	57,176.00	667,008.89
Professional Fees:													
7500-000-00 Allocated Professional	438,109.85	424,831.48	338,199.34	509,057.83	547,997.64	450,342.11	917,297.75	1,038,316.94	820,558.27	675,411.47	595,015.00	625,456.00	7,380,593.68
Total Professional Fees	438,109.85	424,831.48	338,199.34	509,057.83	547,997.64	450,342.11	917,297.75	1,038,316.94	820,558.27	675,411.47	595,015.00	625,456.00	7,380,593.68
Business Development:													
7000-000-00 Allocated Business De	70,664.93	73,505.64	46,943.30	35,667.42	48,167.85	82,656.43	60,685.55	44,195.19	49,281.35	79,374.55	69,779.00	52,377.00	713,298.21
Total Business Development	70,664.93	73,505.64	46,943.30	35,667.42	48,167.85	82,656.43	60,685.55	44,195.19	49,281.35	79,374.55	69,779.00	52,377.00	713,298.21
Other Expenses:													
9000-000-00 Allocated Other Expen	67,893.25	49,579.32	60,663.42	57,331.11	62,431.12	62,741.17	51,424.21	82,717.61	63,340.95	91,439.09	100,507.00	125,136.43	875,204.68
Total Other Expenses	67,893.25	49,579.32	60,663.42	57,331.11	62,431.12	62,741.17	51,424.21	82,717.61	63,340.95	91,439.09	100,507.00	125,136.43	875,204.68
Total Fixed Expenses	3,387,402.16	3,226,758.59	3,190,491.33	3,351,901.20	3,638,271.52	3,446,615.88	3,954,167.66	4,097,511.49	4,004,907.10	3,855,507.88	3,688,881.00	3,982,112.43	43,824,528.24
Pre-Tax Income	372,538.73	752,646.23	824,166.78	703,651.68	341,091.42	176,954.71	(247,351.27)	(344,536.40)	21,481.97	80,129.36	119,118.08	493,878.59	3,293,769.88
Pre-Tax Income	372,538.73	752,646.23	824,166.78	703,651.68	341,091.42	176,954.71	(247,351.27)	(344,536.40)	21,481.97	80,129.36	119,118.08	493,878.59	3,293,769.88
Net Income/(Loss)	372,538.73	752,646.23	824,166.78	703,651.68	341,091.42	176,954.71	(247,351.27)	(344,536.40)	21,481.97	80,129.36	119,118.08	493,878.59	3,293,769.88

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2013 and 2012

(With Independent Auditors' Report Thereon)

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
BATS Global Markets, Inc.:

We have audited the accompanying consolidated financial statements of BATS Global Markets, Inc. and its subsidiaries (the Company), which comprise the consolidated statements of financial condition as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 25, 2014

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2013 and 2012

(In thousands, except share data)

Assets	2013	2012
Current assets:		
Cash and cash equivalents	$ 87,217	$ 82,514
Financial investments:		
Trading investments, at fair value	7,004	7,497
Available-for-sale investments, at fair value	18,198	22,295
Accounts receivable, net, including $18,626 and $14,574 from related parties at December 31, 2013 and 2012, respectively	53,854	60,748
Income taxes receivable	670	654
Other receivables	1,682	1,804
Prepaid expenses	3,605	4,874
Total current assets	172,230	180,386
Property and equipment, net	11,577	16,997
Goodwill	197,937	194,294
Intangible assets, net	48,995	57,596
Debt issuance costs, net	4,646	4,997
Deferred income taxes, net	9,242	13,339
Investment in EuroCCP	10,337	—
Other assets	1,979	1,961
Total assets	$ 456,943	$ 469,570
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses, including $4,054 and $4,995 to related parties at December 31, 2013 and 2012, respectively	$ 25,044	$ 26,635
Section 31 fees payable	36,768	51,290
Current portion of long-term debt	17,422	48,776
Contingent consideration liability	—	3,780
Deferred income taxes	261	406
Total current liabilities	79,495	130,887
Long-term debt, less current portion	228,602	238,843
Unrecognized tax benefits	6,732	9,699
Other liabilities	2,098	2,483
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value. 24,500,000 voting and 500,000 non-voting shares authorized; 23,685,026 voting and 189,500 non-voting shares issued at December 31, 2013; 23,556,670 voting and 189,500 non-voting shares issued at December 31, 2012	239	236
Common stock in treasury, at cost 1,075,176 and 1,001,723 voting shares at December 31, 2013 and 2012, respectively	(42,651)	(40,322)
Additional paid-in capital	128,604	125,601
Retained earnings (deficit)	44,287	(2,551)
Accumulated other comprehensive income, net	9,537	4,694
Total stockholders' equity	140,016	87,658
Total liabilities and stockholders' equity	$ 456,943	$ 469,570

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2013, 2012 and 2011

(In thousands, except share and per share data)

	2013	2012	2011
Revenues:			
Transaction fees, including $293,893, $303,876 and $207,753 from related parties for the years ended December 31, 2013, 2012 and 2011, respectively	$ 612,806	$ 645,310	$ 695,357
Market data fees	59,357	60,253	55,593
Regulatory transaction fees, including $81,365, $94,326 and $64,360 from related parties for the years ended December 31, 2013, 2012 and 2011, respectively	127,414	148,092	156,480
Port fees	39,104	30,188	19,028
Other	2,815	861	171
Total revenues	841,496	884,704	926,629
Cost of revenues:			
Liquidity payments, including $252,754, $268,386 and $223,489 to related parties for the years ended December 31, 2013, 2012 and 2011, respectively	474,688	508,169	566,103
Routing and clearing, including $3,373, $23,319 and $26,828 to related parties for the years ended December 31, 2013, 2012 and 2011, respectively	42,476	51,271	75,985
Section 31 fees	127,414	148,092	156,480
Other	87	219	77
Total cost of revenues	644,665	707,751	798,645
Revenues less cost of revenues	196,831	176,953	127,984
Operating expenses:			
Compensation and benefits	41,457	48,412	42,947
Depreciation and amortization	15,169	17,041	8,393
Systems and data communication	9,612	11,899	10,053
Occupancy	1,833	2,344	1,506
Professional and contract services	8,125	9,224	10,290
Regulatory costs	5,377	5,685	5,477
Changes in fair value of contingent consideration liability	—	12,400	300
Impairment of assets	3,478	167	—
General and administrative	10,002	10,465	10,733
Total operating expenses	95,053	117,637	89,699
Operating income	101,778	59,316	38,285
Non-operating (expenses) income:			
Interest and investment (expense) income	(25,825)	(646)	174
Other expense	(290)	(563)	(116)
Income before income tax provision	75,663	58,107	38,343
Income tax provision	28,825	26,533	14,795
Net income	$ 46,838	$ 31,574	$ 23,548
Basic earnings per share	$ 2.07	$ 1.40	$ 1.29
Diluted earnings per share	$ 2.06	$ 1.39	$ 1.26
Cash dividend declared per common stock	$ —	$ 17.62	$ —
Basic weighted average shares outstanding	22,641,629	22,508,811	18,229,825
Diluted weighted average shares outstanding	22,738,747	22,746,146	18,745,279

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2013, 2012 and 2011

(In thousands)

	2013	2012	2011
Net income	$ 46,838	$ 31,574	$ 23,548
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments	6,564	12,897	(2,076)
Unrealized holding gains (losses) on available-for-sale investments recognized	29	(474)	(206)
Less: Reclassification adjustments for gains (losses) included in interest and investment income	(32)	683	—
Other comprehensive income (loss), before tax	6,561	13,106	(2,282)
Income tax (provision) benefit related to components of other comprehensive income (loss)	(1,718)	(4,786)	805
Other comprehensive income (loss), net of tax	4,843	8,320	(1,477)
Comprehensive income	$ 51,681	$ 39,894	$ 22,071

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2013, 2012 and 2011

(In thousands, except share data)

	Common stock			Common stock in treasury	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive (loss) income, net	Total stockholders' equity
	Voting shares outstanding	Non-voting shares outstanding	Par value					
Balance at December 31, 2010	17,836,213	—	$ 179	$ (3,505)	$ 175,752	$ 28,383	$ (2,149)	$ 198,660
Common stock issued under employee stock plans	176,176	—	3	(8,057)	5,700	—	—	(2,354)
Stock-based compensation	—	—	—	—	5,313	—	—	5,313
Excess tax benefits from stock-based compensation	—	—	—	—	3,287	—	—	3,287
Acquisition of Chi-X Europe Limited	4,177,853	189,500	44	—	219,547	—	—	219,591
Other comprehensive loss, net of tax	—	—	—	—	—	—	(1,477)	(1,477)
Net income	—	—	—	—	—	23,548	—	23,548
Balance at December 31, 2011	22,190,242	189,500	226	(11,562)	409,599	51,931	(3,626)	446,568
Common stock issued under employee stock plans	364,705	—	10	(28,760)	21,209	—	—	(7,541)
Stock-based compensation	—	—	—	—	5,632	—	—	5,632
Excess tax benefits from stock-based compensation	—	—	—	—	3,332	—	—	3,332
Distribution	—	—	—	—	(314,171)	(86,056)	—	(400,227)
Other comprehensive income, net of tax	—	—	—	—	—	—	8,320	8,320
Net income	—	—	—	—	—	31,574	—	31,574
Balance at December 31, 2012	22,554,947	189,500	236	(40,322)	125,601	(2,551)	4,694	87,658
Common stock issued under employee stock plans	98,128	—	3	(954)	731	—	—	(220)
Share repurchases	(43,225)	—	—	(1,375)	—	—	—	(1,375)
Stock-based compensation	—	—	—	—	2,237	—	—	2,237
Excess tax expense from stock-based compensation	—	—	—	—	35	—	—	35
Other comprehensive income, net of tax	—	—	—	—	—	—	4,843	4,843
Net income	—	—	—	—	—	46,838	—	46,838
Balance at December 31, 2013	22,609,850	189,500	$ 239	$ (42,651)	$ 128,604	$ 44,287	$ 9,537	$ 140,016

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013, 2012 and 2011

(In thousands)

	2013	2012	2011
Cash flows from operating activities:			
Net income	$ 46,838	$ 31,574	$ 23,548
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,169	17,041	8,393
Amortization of debt issuance cost and debt discount	5,935	191	—
Change in fair value of contingent consideration	—	12,400	300
Provision for uncollectable accounts receivable	55	187	373
Deferred income taxes	3,952	(1,001)	(5,768)
Stock-based compensation	2,237	5,632	5,313
Realized gain on investments owned	(26)	—	—
Loss (gain) on disposal of property and equipment	220	393	(32)
Changes in assets and liabilities:			
Receivables, including $4,052, $1,885 and $884 from related parties for the years ended December, 31, 2013, 2012 and 2011, respectively	7,107	(5,202)	7,313
Trading financial investments, net	493	23,536	(21,034)
Prepaid and other assets	1,274	(3,234)	922
Accounts payable and accrued expenses, including $941, $4,510 and $3,119 to related parties for the years ended December 31, 2013, 2012 and 2011, respectively	(1,693)	(13,666)	7,770
Section 31 fees payable	(14,523)	(3,836)	21,399
Payment of contingent consideration related to Chi-X Europe acquisition	(3,780)	(8,920)	—
Other liabilities	(139)	9,974	(308)
Net cash provided by operating activities	63,119	65,069	48,189
Cash flows from investing activities:			
Acquisition, net of cash acquired	—	—	13,402
Purchases of available-for-sale financial investments	(88,477)	(162,806)	(308,106)
Proceeds from maturities of available-for-sale financial investments	92,600	260,887	204,400
Proceeds from short term investments	—	3,115	—
Purchase of intangible asset	—	217	—
Investment in EuroCCP	(10,337)	—	—
Proceeds from disposal of property and equipment	—	33	78
Purchases of property and equipment	(3,597)	(6,900)	(9,553)
Net cash (used in) provided by investing activities	(9,811)	94,546	(99,779)
Cash flows from financing activities:			
Distributions paid	(145)	(398,924)	—
Payment of long term debt	(45,000)	—	—
Proceeds from long-term debt	—	300,000	—
Payment of contingent liability related to Chi-X Europe acquisition	—	(52,300)	—
Debt issuance costs and debt discount	—	(19,561)	—
Proceeds from the exercise of stock-based compensation	—	424	1,234
Excess tax benefits from stock-based compensation	35	3,336	3,287
Purchases of treasury stock	(1,592)	(7,975)	(3,588)
Net cash (used in) provided by financing activities	(46,702)	(175,000)	933
Effect of foreign currency exchange rate changes on cash	(1,903)	(1,460)	(14)
Increase (decrease) in cash and cash equivalents	4,703	(16,845)	(50,671)
Cash and cash equivalents:			
Beginning of year	82,514	99,359	150,030
End of year	$ 87,217	$ 82,514	$ 99,359
Supplemental disclosure of cash paid:			
Cash paid for income taxes, net of refunds	$ 28,908	$ 20,523	$ 10,859
Supplemental disclosure of noncash transactions:			
Forfeiture of common stock for payment of exercise of stock options	$ 767	$ 20,785	$ 4,469
Dividend payable on unvested restricted stock	—	1,303	—
Supplemental disclosure of noncash investing activities:			
Short-term investments acquired	$ —	$ —	$ 3,111
Property and equipment acquired	—	—	5,212
Goodwill acquired	—	—	187,130
Intangible assets acquired	—	—	62,300
Other assets acquired	—	—	13,233
Fair value of contingent liability at acquisition date	—	—	52,300
Liabilities assumed	—	—	9,386
Issuance of common stock related to acquisition	—	—	219,591

See accompanying notes to consolidated financial statements.

(1) Nature of Operations

BATS Global Markets, Inc. and its consolidated subsidiaries (the Company or BATS) is an innovative global financial technology company that develops and operates electronic markets for the trading of listed cash equity securities in the United States (U.S.) and Europe and listed equity options in the U.S. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York and London, United Kingdom (U.K.).

In the United States, the Company operates two national securities exchanges, BATS Exchange, Inc. (BZX) and BATS Y-Exchange, Inc. (BYX). Both trade listed cash equity securities and exchange-traded products, such as exchange-traded funds (ETFs), but each target different market segments by offering different pricing alternatives. BZX also operates a market for trading listed equity options and the Company also lists ETFs on BZX. The Company also operates a broker-dealer, BATS Trading, Inc. (Trading) that provides routed transaction services for listed cash equities and option contracts. In Europe, the Company's Recognised Investment Exchange (RIE), BATS Trading Limited (BTL), offers trading in listed cash equity securities from within 25 European indices, in addition to ETFs, exchange-traded commodities and international depositary receipts. Chi-X Europe Limited (Chi-X Europe) provides routed transaction services for listed cash equities within the European market. BTL and Chi-X Europe combined are referred to as BATS Chi-X Europe. During the fourth quarter 2013, the Company also began listing ETFs on BTL.

(2) Summary of Significant Accounting Policies

(a) *Principles of Accounting*

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) *Basis of Presentation*

The accompanying financial statements are presented on a consolidated basis to include the accounts and transactions of BATS Global Markets, Inc. and its wholly owned subsidiaries and all significant intercompany accounts and transactions have been eliminated. Results from operations in fiscal year 2011 related to Chi-X Europe are reflected from the effective date of the acquisition. See note 3 for additional information.

(c) *Use of Estimates*

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the receivable for market data fees, the valuation of goodwill and unrecognized tax benefits.

(d) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is minimal. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e) Financial Investments

Financial investments are classified as trading or available-for-sale.

Trading financial investments represent financial investments held by the broker-dealer subsidiary that retain the industry-specific accounting classification required for broker-dealers. These investments are recorded at fair value with unrealized gains and losses reflected in the consolidated statements of income.

Available-for-sale financial investments are comprised of the financial investments not held by the broker-dealer subsidiary. Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive income in the accompanying consolidated statements of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest and investment (expense) income in the accompanying consolidated statements of income.

A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(f) Accounts Receivable, Net

Accounts receivable are carried at cost. Interest is recorded on receivables once they exceed 60 days past due. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific customer's inability to meet its financial obligations is known (e.g., bankruptcy filings), the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Once the Company determines an allowance for an uncollectible account is necessary, interest on the receivable ceases to be accrued. See note 6 for allowance for doubtful account activity.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

The Company accounts for software development costs under ASC Topic 350, *Intangibles – Goodwill and Other*. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(h) Goodwill and Intangible Assets, Net

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company's reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company is required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The impairment test is performed during the fourth quarter using December 1st carrying values, and if the fair value of the reporting unit is found to be less than the carrying value, an impairment loss is recorded. The Company completed its annual goodwill impairment test in the fourth quarter of 2013 and determined that no impairment existed.

Intangible assets, net, primarily include acquired trademarks and trade names, customer relationships, strategic alliance agreements, and licenses and registrations. Intangible assets with finite lives are amortized based on the discounted cash flow method applied over the estimated useful lives of the intangible assets.

Intangible assets deemed to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually, usually concurrently with goodwill. Impairment exists if the fair value of the asset is less than the carrying amount, and in that case, an impairment loss is recorded. The Company has performed the required intangible assets impairment tests and the determined that the strategic alliance intangible asset is impaired as of December 31, 2013. The value of the asset was written off to impairment of assets in the consolidated statements of income.

Impairment of assets recognized in 2012 has been reclassified from other expense to impairment of assets to conform with current year presentation.

(i) Foreign Currency

The financial statements of foreign subsidiaries where the functional currency is not the U.S. dollar are translated into U.S. dollars using the exchange rate in effect as of each statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive income. Foreign currency gains and losses are recorded as other expense in the consolidated statements of income.

(j) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.

(k) Revenue Recognition

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model on BZX and the Company's RIE, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). As a result, transaction fees consist of "taker" fees and routing fee revenues charged on securities that are routed to another market center. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Under the Company's "taker-maker" pricing model on BYX, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from proprietary market data products and U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA). Fees, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Fees from the CTA and UTP are estimated and recognized on a monthly basis and received approximately 45 days after quarter end. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. Fees from OPRA are estimated and recognized on a monthly basis and received approximately 30 days after quarter end. During 2012 and 2013, the Company began charging data subscribers for proprietary market data in its European Equities and U.S. Equities segment, respectively. The market data fees are recognized on a monthly basis.

Market data product revenue recognized in 2011 has been reclassified from other revenue to market data fees to conform with current year presentation.

Regulatory Transaction and Section 31 Fees

BZX and BYX, as U.S. exchanges, are assessed Section 31 fees pursuant to the Securities Exchange Act of 1934 (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by BZX and BYX. BZX and BYX, in turn, collect regulatory transaction fees that are designed to equal to the Section 31 fees from their members. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the consolidated statements of income. BZX and BYX collect the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the consolidated statements of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable to the SEC in the consolidated statements of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

Port fees are generated primarily from connectivity services related to BZX and BYX in the U.S. and BTL in Europe. Port fees are recognized on a monthly basis.

Concentrations of Revenue and Liquidity Payments

For the year ended December 31, 2013 one member accounted for 10% of the Company's transaction fees. For the years ended December 31, 2012 and 2011, no members accounted for more than 10% of the Company's transaction fees. For the years ended December 31, 2013, 2012 and

2011, approximately 12%, 10% and 13%, respectively, of total liquidity payments each year were paid to one member, substantially all of which is recorded in the U.S. Equities segment. No other members accounted for more than 10% of the Company's liquidity payments during the years ended December 31, 2013, 2012 and 2011.

No member is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these members may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

(l) Earnings Per Share

The Company presents both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares and dilutive common share equivalents outstanding.

(m) Stock-Based Compensation

The Company grants stock-based compensation to its employees through awards of stock options and restricted stock. The Company records stock-based compensation expense for all stock-based compensation granted based on the grant-date fair value. The Company recognizes compensation expense related to stock-based compensation awards with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

The amount of stock-based compensation expense related to awards of restricted stock is based on the fair value of BATS Global Markets, Inc. common stock at the date of grant.

The amount of future stock-based compensation expense related to awards of stock options is based on the Black-Scholes valuation model. Assumptions used to estimate the grant-date fair value of stock options are determined as follows:

- Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information;
- Expected volatility of award grants made under the Company's plan is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award or a minimum of two years if comparable public company historical market prices are not available for the entire expected term;
- Expected dividend rate is determined based on expected dividends to be declared;
- Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and
- Forfeitures are based on the history of cancellations of awards granted and management's analysis of potential forfeitures.

(n) *Business Combinations*

The Company accounts for business combinations in accordance with ASC Topic 805, *Business Combinations,* which requires identifiable assets, liabilities and goodwill acquired in a business combination to be recorded at fair value at the acquisition date. Additionally, ASC Topic 805 requires transaction-related costs to be expensed in the period incurred.

(o) *Debt Issuance Costs*

The Company accounts for debt issuance cost in accordance with ASC Topic 470, *Debt,* which requires that all costs incurred to issue debt be capitalized and amortized over the life of the loan using the interest method.

(p) *Equity Method Investment*

In general, the equity method of accounting is used when the Company owns 20% to 50% of the outstanding voting stock of a company and when it is able to exercise significant influence over the operating and financial policies of a company. The Company has an investment where it has significant influence and as such accounts for the investments under the equity method of accounting. The Company records the pro-rata share of earnings or losses each period and records any dividends received as a reduction in the investment balance. The equity method investment is evaluated for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and the decline in value is considered to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment.

(3) Chi-X Europe Acquisition

On November 30, 2011 (the Acquisition Date) the Company acquired 100% of the outstanding common shares of Chi-X Europe. The results of Chi-X Europe's operations have been included in the consolidated financial statements since the Acquisition Date.

The acquisition-date fair value of the consideration transferred totaled $304.1 million, which consisted of the following (in thousands):

Fair value of consideration transferred:		
Cash	$	32,256
Fair value of share outlay		219,591
Contingent consideration		52,300
Total purchase price	$	304,147

The Company issued 4,367,353 shares of common stock valued at $50.28 per share. The fair value was based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded companies in a similar industry. Included in the acquisition was a contingent cash payment. The fair value of the contingent consideration at the Acquisition Date was $52.3 million and changes in the fair value are recorded in operating expenses in the consolidated statements of income. This value was estimated using a probability-weighted discounted cash flow method and represents a Level 3 measurement as defined in ASC Topic 820. The key assumptions used in this methodology were a discount rate of 4.6% and a probability assignment to each of nine market share scenarios.

During the fourth quarter 2012, the contingent cash payment of $65 million was earned, of which $61.2 million was paid through December 31, 2012. The remaining payment was made in the first quarter 2013.

The following is a reconciliation of the beginning and ending balance of the contingent consideration for Chi-X Europe (in thousands):

Balance at December 31, 2011	$	52,600
Change in fair value		12,400
Amount paid to former Chi-X Europe shareholders		(61,220)
Balance at December 31, 2012		3,780
Change in fair value		
Amount paid to former Chi-X Europe shareholders		(3,780)
Balance at December 31, 2013	$	—

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Acquisition Date (in thousands):

Cash and cash equivalents	$	45,658
Other current assets		12,952
Property and equipment		5,212
Identifiable intangible assets		62,300
Goodwill		187,130
Other assets		281
Liabilities		(9,386)
	$	304,147

Of the intangible assets recognized, $10.8 million was assigned to licenses and registrations and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life		Balance at acquisition date (in thousands)
Customer relationships	20 years	$	45,100
Strategic alliance agreement	4.25 years		5,800
Trademarks/trade names	1 year		600

The goodwill acquired was assigned to the European Equities segment, as further described in note 13. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of BTL and Chi-X Europe. Approximately $140 million of goodwill was deductible for tax purposes.

The fair value of accounts receivable acquired was $3.0 million. The gross amount of accounts receivable was $3.1 million, of which $0.1 million was deemed to be uncollectable.

The Company recognized $19.3 million and $11.4 million of acquisition-related costs expensed during the years ended December 31, 2012 and 2011, respectively. These costs are included in compensation and benefits, professional and contract services, and changes in fair value of contingent consideration liability in the consolidated statements of income.

The amounts of revenue and operating loss of Chi-X Europe included in the Company's consolidated statements of income from the Acquisition Date to the period ending December 31, 2011 are as follows (in thousands):

Revenue	$	5,021
Operating loss		(7,009)

The following unaudited pro forma financial information presents the combined results of the Company and Chi-X Europe had the acquisition date been January 1, 2011 (in thousands):

	Fiscal Year ended December 31, 2011	
Revenue	$	999,490
Operating income		40,897
Net income		24,295
Earnings per share:		
Basic	$	1.09
Diluted		1.07

The supplemental 2011 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2011. The supplemental 2011 pro forma financial information includes pro forma adjustments of $18.8 million for acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(4) Restructuring

Prior to the Acquisition Date, Chi-X Europe entered into retention agreements with its employees paid in the first quarter 2012. Subsequent to the acquisition of Chi-X Europe, the Company determined that certain Chi-X Europe employees' positions were redundant. As such, the Company communicated employee termination benefits to these Chi-X Europe employees which included maintaining the terms of the retention agreement. Certain employees were terminated in 2011, while others were terminated in the second quarter of 2012.

In 2011, the Company recorded $4.6 million of termination benefits in compensation and benefits within the consolidated statement of income. At December 31, 2012, all termination benefits had been fully paid.

(5) Investments

Financial Investments

The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows (in thousands):

	December 31, 2013			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 18,197	$ 1	$ —	$ 18,198
Total financial investments	$ 18,197	$ 1	$ —	$ 18,198

	December 31, 2012			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 22,292	$ 3	$ —	$ 22,295
Total financial investments	$ 22,292	$ 3	$ —	$ 22,295

Equity Method Investment

In the fourth quarter 2013, the Company acquired a 25% ownership interest in the European Multilateral Clearing Facility, N.V. (EMCF) for $10.3 million. In January 2014, EMCF changed its name to European Central Counterparty N.V. (EuroCCP). This investment is recorded as an equity method investment, as the Company shares in the proportionate results of the entity and has significant influence over the entity, but does not control the entity.

(6) Allowance for Doubtful Accounts

Allowance for doubtful accounts consisted of the following for the years ended December 31, 2013, 2012 and 2011 (in thousands):

	2013	2012	2011
Balance at beginning of period	$ 406	$ 352	$ 206
Additions:			
Charges to income, included in general and administrative expense	55	187	373
Deductions:			
Recoveries of amounts previously written-off	—	—	(2)
Charges for which reserves were provided	(113)	(133)	(225)
Balance at end of period	$ 348	$ 406	$ 352

(7) Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Computer equipment and software	$ 39,176	$ 38,107
Office furniture and fixtures	1,239	1,159
Leasehold improvements	5,332	4,892
Total property and equipment	45,747	44,158
Less accumulated depreciation	(34,170)	(27,161)
Property and equipment, net	$ 11,577	$ 16,997

Depreciation expense was $9.2 million, $10.3 million and $8.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

(8) Goodwill and Intangible Assets, Net

The following table presents the details of the goodwill and intangible assets (in thousands):

		Intangible assets		Goodwill
Balance at December 31, 2011	$	61,336	$	185,549
Acquisition of intangible asset		217		—
Amortization		(6,719)		—
Changes in foreign currency exchange rates		2,762		8,745
Balance as of December 31, 2012		57,596		194,294
Impairment of intangible asset		(3,478)		—
Amortization		(5,967)		—
Changes in foreign currency exchange rates		844		3,643
Balance as of December 31, 2013	$	48,995	$	197,937

For the years ended December 31, 2013 and 2012, amortization expense was $6.0 million and $6.7 million respectively. The estimated future amortization expense is $5.0 million for 2014, $7.5 million for 2015, $5.8 million for 2016, $4.6 million for 2017 and $3.6 million for 2018.

The following table presents the categories of intangible assets, all of which is attributed to the European Equities segment, except for domain names, which are recorded in Corporate Items and Eliminations (in thousands):

		December 31, 2013		December 31, 2012
Trademarks and trade names	$	636	$	623
Customer relationships		47,798		46,827
Strategic alliance agreements		—		6,022
Trading registrations and licenses		11,446		11,213
Domain names		217		217
Accumulated amortization		(11,102)		(7,306)
	$	48,995	$	57,596

In the fourth quarter 2013, the Company recorded an intangible asset impairment charge totaling $3.5 million related to the strategic alliance agreements acquired through the 2011 acquisition of Chi-X Europe. The Company has determined the carrying amount of the intangible is not recoverable and exceeded its fair value. The fair value of the strategic alliance was determined using the estimated cash flows from the strategic alliance. This charge was recorded in impairment of assets in the consolidated statements of income and attributed to the European Equities segment.

(9) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Accounts payable	$ 12,681	$ 14,356
Deferred rent	278	123
Dividends payable	312	367
Unrecognized tax benefits	—	470
Accrued expenses	11,773	11,319
Accounts payable and accrued expenses	$ 25,044	$ 26,635

(10) Debt

On December 19, 2012, the Company entered into (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million (the '2012 Loan'). The proceeds received from the term loan were used by the Company to pay a $298.9 million dividend, or $13.20 per share, to all shareholders of BATS Global Markets, Inc. common stock during the fourth quarter 2012. The term of the loan is six years ending on December 19, 2018 with a variable interest rate based on 1-month London Interbank Offered Rate (LIBOR) (with a floor of 125 basis points) plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans have similar interest rates and a three-year term, ending on December 19, 2015. Principal payments on outstanding balances are made on a quarterly basis. The Company incurred $7.1 million of debt issuance costs, which was capitalized and is being amortized over the term of the loans.

As of December 31, 2013 and 2012, the Company's long-term debt consisted of the following (in thousands):

	December 31, 2013	December 31, 2012
Term loan	$ 255,000	$ 300,000
Less: debt discount	(8,976)	(12,381)
Revolving loan	—	—
Total debt	246,024	287,619
Less: current portion	(17,422)	(48,776)
Total long-term debt	$ 228,602	$ 238,843

The unamortized debt discount will be amortized as part of interest and investment expense through December 19, 2018, the maturity date of the term loan. The effective interest rate on the term loan was 7.3% for both the years ended December 31, 2013 and 2012.

The credit agreement for the 2012 Loan contains customary affirmative and negative covenants, events of default and a financial covenant to not exceed a maximum leverage ratio measured each quarter through the term of the loan, all as defined in the credit agreement. As of December 31, 2013 and 2012, the Company was in compliance with all covenants of the credit arrangements.

The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other assets of the Company and certain subsidiaries as collateral.

As of December 31, 2013, aggregate minimum annual maturities of long-term debt were $45 million in 2014, 2015, 2016 and 2017. However, with the subsequent refinancing (see Note 22), the refinanced aggregate minimum annual maturities of long-term debt are $17.6 million in 2014 and $23.5 million in 2015, 2016, 2017, 2018 and 2019.

Interest expense recognized on the term loan and revolving loans for the year ended December 31, 2013 and 2012 is as follows (in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2012
Components of interest expense:		
Contractual interest	$ 20,019	$ 707
Amortization of debt discount	3,405	119
Amortization of debt issuance cost	2,548	85
Interest expense	$ 25,972	$ 911

(11) Accumulated Other Comprehensive Income

The following represents the changes in accumulated other comprehensive income by component, before tax:

	Foreign currency translation adjustment	Unrealized holding (losses) gains on available-for-sale investments	Accumulated other comprehensive (loss) income
Balance at December 31, 2011	$ (3,420)	$ (206)	$ (3,626)
Other comprehensive income for the twelve months ending December 31, 2012	12,897	209	13,106
Tax effect on other comprehensive income	(4,786)	—	(4,786)
Balance at December 31, 2012	4,691	3	4,694
Other comprehensive income for the twelve months ending December 31, 2013	6,564	(3)	6,561
Tax effect on other comprehensive income	(1,718)	—	(1,718)
Balance at December 31, 2013	$ 9,537	$ —	$ 9,537

(12) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Financial investments classified as trading and available-for-sale consist of highly liquid U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013 and 2012 (in thousands):

	December 31, 2013			
	Total	Level 1	Level 2	Level 3
Assets:				
Trading financial investments:				
U.S. Treasury securities	$ 7,004	$ 7,004	$ —	$ —
Available-for-sale financial investments:				
U.S. Treasury securities	18,198	18,198	—	—
Total assets	$ 25,202	$ 25,202	$ —	$ —

	December 31, 2012			
	Total	Level 1	Level 2	Level 3
Assets:				
Trading financial investments:				
U.S. Treasury securities	$ 7,497	$ 7,497	$ —	$ —
Available-for-sale financial investments:				
U.S. Treasury securities	22,295	22,295	—	—
Total assets	$ 29,792	$ 29,792	$ —	$ —

The carrying amount of long-term debt approximates its fair value based on quoted LIBOR at both December 31, 2013 and 2012 and is considered a Level 2 measurement.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, notes receivable, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature and are considered Level 2 measurements.

The carrying amount of the strategic alliance intangible at December 31, 2013 is based on the estimated cash flows from the strategic alliance which is a significant unobservable input, and is considered a Level 3 measurement valued at zero dollars.

The carrying amount of the EuroCCP investment at December 31, 2013 approximates fair value that is based on the estimated cash flows from the EuroCCP entity, a significant unobservable input, and is also considered a Level 3 measurement.

Also, the process to evaluate the impairment of goodwill involves calculations to determine the fair value of each reporting unit on a stand-alone basis. A combination of formulas using current market multiples and cash flow scenarios is used to estimate the fair value of each reporting unit. That fair value is compared to the carrying amount of the reporting unit, including its recorded goodwill. Impairment is considered to have occurred if the fair value of the reporting unit is lower than the carrying amount of the reporting unit. These measurements are classified as Level 3.

(13) Segment Reporting

The Company operates under three reportable segments: U.S. Equities, European Equities and U.S. Options. The Company evaluates segment performance primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, professional and contract services that relate to activities of a specific segment have been allocated to that segment.

- The U.S. Equities segment includes listed cash equities and exchange-traded products transaction services that occur on BZX and BYX. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading. It also includes the listings business where ETFs are listed on BZX.
- The European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on the RIE,

BTL. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Chi-X Europe, as well as the listings business where ETFs can be listed on BTL. The Company acquired Chi-X Europe on November 30, 2011. See note 3 for additional information.

- The U.S. Options segment includes the listed equity options transaction services that occur on BZX. This segment began trading listed equity options in February 2010. It also includes the listed equity options routed transaction services that occur on Trading.

Summarized financial data of the Company's reportable segments was as follows (in thousands):

	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
2013:					
Revenues	$ 662,798	$ 86,415	$ 92,283	$ —	$ 841,496
Revenues less cost of revenues	123,940	57,578	15,313	—	196,831
Depreciation and amortization	4,359	9,882	928	—	15,169
Operating income (loss)	77,398	17,440	8,469	(1,529)	101,778
Total assets	215,784	297,196	6,845	(62,882)	456,943
Goodwill	—	197,937	—	—	197,937
Intangible assets, net	—	48,778	—	217	48,995
Debt	—	—	—	246,024	246,024
Purchases of property and equipment	3,262	187	148	—	3,597
2012:					
Revenues	$ 723,220	$ 82,829	$ 78,655	$ —	$ 884,704
Revenues less cost of revenues	127,136	35,771	14,046	—	176,953
Depreciation and amortization	4,406	11,478	1,157	—	17,041
Operating income (loss)	83,076	(25,174)	7,705	(6,291)	59,316
Total assets	170,579	292,936	9,002	(2,947)	469,570
Goodwill	—	194,294	—	—	194,294
Intangible assets, net	—	57,379	—	217	57,596
Contingent consideration liability	—	3,780	—	—	3,780
Debt	—	—	—	287,619	287,619
Purchases of property and equipment	4,518	310	1,651	421	6,900
2011:					
Revenues	$ 840,801	$ 28,389	$ 57,439	$ —	$ 926,629
Revenues less cost of revenues	115,352	10,656	1,976	—	127,984
Depreciation and amortization	4,729	2,792	872	—	8,393
Operating income (loss)	69,720	(24,448)	(4,409)	(2,578)	38,285
Total assets	267,800	325,524	4,861	(3,282)	594,903
Goodwill	—	185,549	—	—	185,549
Intangible assets, net	—	61,336	—	—	61,336
Contingent consideration liability	—	52,600	—	—	52,600
Purchases of property and equipment	2,438	6,441	674	—	9,553

Geographic Data

The following table presents revenues and long-lived assets, net by geographic area for 2013, 2012 and 2011 (in thousands). Revenues are classified based upon the location of the trading venue. Long-lived assets information is based on the physical location of the assets.

	Total revenues	Long-lived assets
2013:		
United States	$ 755,081	$ 8,146
United Kingdom	86,415	250,363
Total	$ 841,496	$ 258,509
2012:		
United States	$ 801,876	$ 9,904
United Kingdom	82,828	258,983
Total	$ 884,704	$ 268,887
2011:		
United States	$ 898,240	$ 8,634
United Kingdom	28,389	257,832
Total	$ 926,629	$ 266,466

(14) Employee Benefit Plan

The Company offers a SIMPLE Individual Retirement Account for the benefit of all U.S. employees. The Company matches participating employee contributions of up to three percent of salary. All U.S. employees are eligible to participate. The Company's contribution amounted to $0.5 million for the year ended December 31, 2013 and $0.4 million for the years ended December 31, 2012 and 2011. This expense is included in compensation and benefits in the consolidated statements of income.

BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matched participating employee contributions of up to five percent of salary. All employees of BTL were eligible to participate. The Company's contribution amounted to $0.4 million for the years ended December 31, 2013 and 2012 and $0.3 million for the year ended December 31, 2011. This expense is included in compensation and benefits in the consolidated statements of income.

Chi-X Europe operated a defined contribution plan known as the Personal Pension Plan (the Plan). All employees of Chi-X Europe were eligible to participate in 2012 and 2011. The cost of contributions payable by the Company with regards to the Plan for the year are expensed as incurred. For the years ended December 31, 2012 and 2011 the Company contributed $0.3 million and $0.1 million, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

(15) **Related Party Transactions**

Certain affiliates of stockholders of BATS conduct trading activity through the Company. The extent of such activity is presented in the accompanying consolidated statements of financial condition, income and cash flows.

The Company maintains brokerage accounts with a stockholder. As of December 31, 2013 and 2012, $59.2 million and $67.9 million, respectively, in cash and cash equivalents and financial investments were held in such accounts.

(16) **Regulatory Capital**

As a broker-dealer registered with the SEC, Trading is subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading computes its net capital requirements under the basic method provided for in Rule 15c3-1, which, as of December 31, 2013 and 2012, requires Trading to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2013 and 2012, Trading had net capital of $6.4 million and $6.2 million, respectively, which was $6.1 million and $5.9 million, respectively, in excess of its required net capital of $0.3 million for both years.

As entities regulated by the Financial Conduct Authority (FCA), BTL and Chi-X Europe are both subject to the Capital Resources Requirement (CRR). As a RIE, BTL computes its CRR in accordance with its Financial Risk Assessment, as agreed by the FCA. This CRR was $16.6 million at December 31, 2013. In prior years BTL was a Banks, Investment firms, PRUdential (BIPRU) 730k firm as defined by the Markets in Financial Instruments Directive of the FCA. At December 31, 2012 BTL computed its CRR as the greater of the base requirement of $9.4 million or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2013 and 2012, BTL had capital in excess of its required CRR of $12.9 million and $7.3 million, respectively.

As a Banks, Investment firms, PRUdential (BIPRU) 50k firm as defined by the Markets in Financial Instruments Directive of the FCA, Chi-X Europe computes its CRR as the greater of the base requirement of $0.1 million at December 31, 2013 and $0.6 million at December 31, 2012, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2013, Chi-X Europe had capital in excess of its required CRR of $1.4 million. At December 31, 2012, Chi-X Europe had capital in excess of its required CRR of $2.7 million.

(17) **Stock-Based Compensation**

The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $2.2 million, $5.6 million and $5.3 million for the years ended December 31, 2013, 2012 and 2011, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

Stock Options

The Company has two stock option plans pursuant to which stock options have been granted: the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan (2008 Plan) and the BATS Global Markets, Inc. 2009 Stock Option Plan (2009 Plan). Options granted under these plans generally vest over four years. Options granted under the 2008 Plan have a five-year contractual term, while options granted under the 2009 Plan have a ten-year contractual term. Pursuant to the 2009 Stock Option Plan and the 2008 Stock Option Plan, the Company authorized grants of options to its full-time employees to purchase up to 2,195,417 shares of the Company's stock. Such shares must be previously unissued or reacquired shares.

In connection with the Company's failed attempt of an initial public offering (IPO) during 2012, the Company's registration statement on Form S-1 was declared effective by the SEC. As a result of the registration statement being declared effective and pursuant to the 2008 Plan and 2009 Plan, all remaining outstanding unvested stock options would become fully vested one year after the effectiveness of the Company's registration statement. The Company recorded $0.4 million and $1.5 million in stock-based compensation expense for the years ended December 31, 2013, and December 31, 2012, respectively, as a result of the vesting acceleration of outstanding unvested stock options.

During 2012, the Company modified the exercise prices of outstanding stock options as a result of the extraordinary dividends paid during 2012 pursuant to the anti-dilutive provisions of the 2008 Plan and 2009 Plan. The exercise prices were decreased by $3.31 and $9.96 for the dividends paid in August 2012 and December 2012, respectively.

Summary stock option activity is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2010	2,005,750	$ 26.53	3.2	$ 30,093,033
Exercised	(343,000)	16.63		10,864,163
Forfeited	(58,250)	38.71		
Outstanding, December 31, 2011	1,604,500	28.20	3.1	37,030,383
Exercised	(1,030,655)	20.59		17,949,059
Forfeited	(37,220)	44.40		
Outstanding, December 31, 2012	536,625	$ 27.62	6.7	$ 1,652,529
Exercised	(39,750)	28.51		517,628
Forfeited	(7,500)	31.93		
Outstanding, December 31, 2013	489,375	$ 28.30	5.8	$ 2,825,771
Exercisable at December 31, 2013	489,375	$ 28.30	5.8	$ 2,825,771

Summary of the status of nonvested options is presented below:

Nonvested shares	Shares	Weighted average grant-date fair value
December 31, 2010 – Nonvested	998,500	$ 18.03
Vested	(446,188)	14.01
Forfeited	(58,250)	38.71
December 31, 2011 – Nonvested	494,062	21.16
Vested	(236,030)	18.28
Forfeited	(37,220)	40.23
December 31, 2012 – Nonvested	220,812	24.25
Vested	(213,312)	23.29
Forfeited	(7,500)	25.65
December 31, 2013 – Nonvested	—	$ —

Cash proceeds received from 20,850 and 82,250 options exercised for the years ended December 31, 2012 and 2011, respectively, was $0.4 million and $1.2 million, respectively. During 2013, 2012 and 2011, the Company purchased 30,228, 756,779 and 166,824 treasury shares for $1.0 million, $28.8 million and $8.1 million, respectively, as the result of 39,750, 1,009,805 and 260,750 options exercised, respectively, upon cashless exercise to satisfy the exercise price and employee income tax withholdings upon exercise. Excess tax benefits from stock option exercises recognized during the years ended December 31, 2013, 2012 and 2011 was $0.1 million, $3.3 million and $3.3 million, respectively.

Restricted Stock

In 2012, the Company established the Amended and Restated BATS Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan) under which the Company grants restricted stock to certain employees and directors. Restricted stock granted under the plan has a ten-year contractual term. Pursuant to the 2012 Plan, the Company is authorized to grant restricted stock up to 525,000 shares.

Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2011	—	$ —
Granted	90,829	37.53
Vested	—	—
Nonvested stock at December 31, 2012	90,829	37.53
Granted	88,606	33.94
Vested	(25,061)	37.58
Nonvested stock at December 31, 2013	154,374	$ 35.46

The total unrecognized compensation expense related to nonvested restricted stock is approximately $5.2 million, which will be recognized over a weighted average remaining period of 3.4 years.

During 2013, the Company purchased 6,689 treasury shares for $0.2 million as the result of 25,061 shares of restricted stock vesting to satisfy the employee income tax withholdings upon exercise.

During 2013, the Company also paid $0.4 million for dividends previously declared upon vesting of restricted stock.

Share Repurchase Program

During 2012, the Company approved a Share Repurchase Program (the SRP). The SRP was effective for a one-year period ending on December 31, 2013. During 2013, the Company repurchased 36,536 shares into treasury for $1.2 million.

(18) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Deferred tax assets:		
Stock-based compensation	$ 5,370	$ 4,904
Goodwill and other intangibles	5,391	8,136
Bad debts	137	159
Other assets	1,034	680
Property and equipment	3,895	2,745
Intangible start-up costs	235	457
Unrecognized tax benefits	2,353	3,178
Net operating losses and credit carryforwards	5,570	13,494
Transaction costs	462	—
Gross deferred tax assets	24,447	33,753
Less deferred tax asset valuation allowance	(16)	(16,941)
Total deferred tax assets	24,431	16,812
Deferred tax liabilities:		
Prepaid expenses	915	713
Foreign branch losses	9,672	—
Foreign currency translation gain	4,863	3,166
Total deferred tax liabilities	15,450	3,879
Net deferred tax assets	$ 8,981	$ 12,933

The deferred tax asset associated with net operating losses is $5.6 million. The net operating losses have no expiration.

The provision for income taxes for the years ended December 31, 2013, 2012 and 2011 consists of the following (in thousands):

	2013	2012	2011
Current tax expense:			
Federal	$ 23,540	$ 18,807	$ 18,849
State	2,540	13,475	909
Total current tax expense	26,080	32,282	19,758
Deferred income tax benefit:			
Federal, state and foreign	2,745	(5,749)	(4,963)
Total deferred income tax expense (benefit)	2,745	(5,749)	(4,963)
Income tax provision	$ 28,825	$ 26,533	$ 14,795

For the years ended December 31, 2013, 2012 and 2011, income from continuing operations before taxes consists of the following:

	2013	2012	2011
U.S. Operations	$ 58,461	$ 83,620	$ 55,566
Foreign operations	17,202	(25,513)	(17,223)
	$ 75,663	$ 58,107	$ 38,343

Income tax expense attributable to income from continuing operations consists of:

	Current	Deferred	Total
Year ended December 31, 2013:			
U.S. federal	$ 23,540	$ 12,051	$ 35,591
State and local	2,540	366	2,906
Foreign jurisdictions	—	(9,672)	(9,672)
	$ 26,080	$ 2,745	$ 28,825
Year ended December 31, 2012:			
U.S. federal	$ 18,807	$ (5,308)	$ 13,499
State and local	13,475	(441)	13,034
Foreign jurisdictions	—	—	0
	$ 32,282	$ (5,749)	$ 26,533
Year ended December 31, 2011:			
U.S. federal	$ 18,849	$ (5,462)	$ 13,387
State and local	909	499	1,408
Foreign jurisdictions	—	—	—
	$ 19,758	$ (4,963)	$ 14,795

In 2013, $0.1 million and in 2012 and 2011, $3.3 million of income tax benefits primarily related to stock-based compensation was recorded as additional paid-in-capital in the Consolidated Statements of Financial Condition. Also in 2013, 2012 and 2011, $1.7 million, $4.8 million, and ($0.8 million), respectively of income tax expense (benefit) was recorded as other comprehensive income in the Consolidated Statements of Financial Condition.

The Company has elected to treat BTL and Chi-X Europe as flow-through entities for U.S. federal income tax purposes. As a result, the activities for BTL and Chi-X Europe are treated as branches of the Company, and taxable income or loss reported by BTL and Chi-X Europe are included in the U.S. federal income tax return of the Company. The Company assessed the realizability of its U.K. deferred tax assets and released its valuation allowance in 2013. The Company recorded a corresponding U.S. deferred tax liability for the U.K. deferred tax assets. It is not anticipated that the U.K. tax liability will be offset by U.S. foreign tax credits due to the Company's overall foreign loss position. Pursuant to U.K. tax law, net operating losses do not expire as long as the trade or business that generated the losses remains in existence.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the years ended December 31, 2013, 2012 and 2011 due to the following (in thousands):

	2013		2012		2011	
Computed "expected" tax provision	$ 26,482	35.0%	$ 20,337	35.0%	$ 13,420	35.0%
Increase (decrease) in income tax resulting from:						
Nondeductible expenses	1,475	1.9	(962)	(1.7)	903	2.4
Section 199 benefit	(1,543)	(2.0)	(1,439)	(2.5)	(1,315)	(3.4)
State income taxes	4,359	5.8	9,089	15.7	1,130	2.9
Release of uncertain tax positions	(3,746)	(5.0)	—	—	—	—
Other	1,798	2.4	(492)	(0.8)	657	1.7
Income tax provision	$ 28,825	38.1%	$ 26,533	45.7%	$ 14,795	38.6%

Nondeductible expenses in 2012 include a deduction of $1.0 million for previously capitalized stock issuance costs which became deductible upon the abandonment of the Company's IPO.

The effective tax rate for 2013 was 38.1% compared to 45.7% in 2012 and 38.6% in 2011. The effective tax rate increased from 2011 to 2012 primarily due to increases in unrecognized tax benefits related to state tax filing positions. The effective tax rate decreased from 2012 to 2013 due to the current year recognition of previously unrecognized state tax benefits.

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

In the current year, the Company released its valuation allowance associated with its U.K. net deferred tax assets. A reconciliation of the U.K. valuation allowance for the years ended December 31, 2013, 2012 and 2011 is as follows (in thousands):

	Balance beginning of period	Valuation allowance acquired	(Credited) charged to income	Changes to accumulated other comprehensive (loss) income	Releases	Balance end of period
December 31, 2013	$ 16,941	$ —	$ (6,974)	$ (486)	$ (9,481)	$ —
December 31, 2012	16,492	—	(496)	945	—	16,941
December 31, 2011	7,725	6,093	2,777	(103)	—	16,492

The valuation allowance reflects U.K. corporate income tax rate changes enacted in 2013 reducing the rate from 24% to 23% from April 1, 2013 to March 31, 2014 and to 21% beginning April 1, 2014. The effect is credited to income for the year ended December 31, 2013.

A reconciliation of the unrecognized tax benefits for the years ended December 31, 2013, 2012 and 2011 is as follows (in thousands):

	Year ended December 31		
	2013	2012	2011
Balance at beginning of year	$ 9,079	$ 1,918	$ 202
Additions for current year tax positions	1,862	3,000	678
Additions for prior year tax positions	41	5,157	1,038
Reductions for prior year tax positions	(4,593)	(996)	—
Reductions related to expirations of statute of limitations	(305)	—	—
Settlements	—	—	—
Balance at end of year	$ 6,084	$ 9,079	$ 1,918

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $0.3 million within the next twelve months due to expiring statutes of limitation.

At December 31, 2013 and 2012, the Company had $4.0 million and $5.6 million, respectively, of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.6 million and $1.4 million related to uncertain tax positions at December 31, 2013 and 2012. Total interest and penalties decreased by $0.8 million during 2013 and increased by $1.2 million in 2012.

The Company files a U.S. federal income tax return and tax returns in various jurisdictions, including a U.K. income tax return for its U.K. operations. The Company's open tax years are 2010 through 2013.

On September 13, 2013, Treasury and the Internal Revenue Service issued final regulations regarding the deduction and capitalization of expenditures related to tangible property. The final regulations under Internal Revenue Code Sections 162, 167 and 263(a) apply to amounts paid to acquire, produce, or improve tangible property as well as dispositions of such property and are generally effective for tax years beginning on or after January 1, 2014. We have evaluated these regulations and determined they will not have a material impact on our consolidated results of operations, cash flows or financial position.

(19) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2013	2012	2011
Numerator:			
Net income	$ 46,838	$ 31,574	$ 23,548
Denominator:			
Weighted average common shares outstanding for basic earnings per share	22,642	22,509	18,230
Weighted average effect of dilutive securities:			
Stock options and restricted stock	97	237	515
Denominator for diluted earnings per share	22,739	22,746	18,745
Basic and diluted earnings per share:			
Basic earnings per share	$ 2.07	$ 1.40	$ 1.29
Diluted earnings per share	$ 2.06	$ 1.39	$ 1.26

Stock options and restricted stock to purchase 46,188, 102,862 and 150,162 shares at December 31, 2013, 2012 and 2011, respectively, were outstanding but were not included in the computation of diluted earnings per share as they were anti-dilutive under the treasury stock method.

(20) Commitments, Contingencies and Guarantees

Operating Leases

During 2008, the Company entered into four noncancelable operating lease agreements: office space for its corporate headquarters for 5 years with two 5 year renewal options, as amended in 2009; office space for its BTL headquarters for 10 years with a break-up clause after 5 years; office space for its New York office for 5 years; and a U.S. disaster recovery space for 5 years. In connection with these leases, the Company received reimbursement for leasehold improvements of $1.1 million. This reimbursement is a lease incentive which has been recognized as a liability and is being amortized on a straight-line basis over the respective lease terms as a reduction in occupancy expense. The leasehold improvements are included in property and equipment, net and are being amortized over the shorter of the estimated useful life of the improvements and the respective lease terms. In June 2012, BTL exercised the break-up clause with its lease and moved its corporate office to the Chi-X Europe facilities.

In November 2012, the Company entered into a lease agreement with a data center provider for the primary data center in Slough, U.K. This lease is for 41 months. In December 2011, the Company also entered into new lease agreements with the data center provider for the primary data center in Weehawken, New Jersey and the back-up data center site in Chicago, Illinois. These leases are for 30 months and 34 months respectively.

In October 2012 and amended in November 2013, the Company entered into a 10 year lease agreement for office space in New York, with the one-time option to cancel the lease after 5 years.

In November 2013, the Company extended its lease at the U.S. disaster recovery space for an additional 5 years.

In December 2013, the Company entered into new five-year lease agreements with a new data center provider in Secaucus, New Jersey.

Future annual minimum lease commitments under these operating leases as of December 31, 2013, are as follows (in thousands):

2014	$	3,115
2015		2,231
2016		2,120
2017		2,122
2018		1,930
Thereafter		4,373
Total	$	15,891

Rent expense was $1.8 million, $2.3 million and $1.5 million, for the years ended December 31, 2013, 2012 and 2011, respectively, which is recorded in occupancy expense in the accompanying consolidated statements of income.

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial condition, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

In complaints filed on July 22, 2009, May 11, 2010 and August 17, 2010 in the U.S. District Court for the Eastern District of Texas, Realtime Data, LLC d/b/a/ IXO (Realtime) claimed that the Company, along with certain other financial instrument exchanges, investment and commercial banking companies and financial data providers, infringed six Realtime patents by using, selling or offering for sale financial data compression products or services. The complaint sought declaratory and injunctive relief or, in the alternative, a compulsory ongoing licensing fee, as well as unspecified damages for past and future infringement, attorneys' fees, costs and expenses. The allegations relate to data products for which the Company does not directly charge any fees. Specifically, it is alleged that the Company violated several of Realtime's patents through its use of the FAST protocol as it relates to BATS FAST PITCH, OPRA instrumentalities, and SIAC instrumentalities. On September 21, 2011, the case was transferred to the U.S. District Court for the Southern District of New York. The Court issued a final order dismissing the case on November 9, 2012. Realtime's appeal of the Court's decision to dismiss the case has been fully briefed and oral arguments were held on December 4, 2013. On January 27, 2014, the U.S. Court of Appeals for the Federal Circuit affirmed the entirety of the decision issued by the Court. Outside counsel has indicated that the likelihood that this case will be accepted for any further review is extremely low. The

Company believes these allegations are without merit and intends to vigorously defend this litigation. At this time, the Company believes an unfavorable outcome is not probable and is unable to estimate a range of loss, if any, as the damages sought in the allegations have not been quantified or substantiated. The Company does not believe losses, if any, would have a material effect on its results of operations or financial position taken as a whole.

In a complaint filed on June 14, 2013 in the U.S. District Court for the District of Delaware, Relay IP, Inc. (Relay IP) claimed that the Company infringed a Relay IP patent through the Company's distribution of data using a multicast routing method known as the Protocol Independent Multicast-Sparse Mode standard, also known as the PIM-SM standard. Relay IP has also filed similar complaints against certain other financial instrument exchanges, financial data providers, telecommunications companies, and hardware manufacturers. Cisco Systems, Inc. (Cisco), a named defendant in a similar complaint and a manufacturer of hardware on which the PIM-SM standard is implemented, has filed a motion to intervene and stay in which Cisco requests that the court stay litigation between its customers (which includes the Company) and Relay IP in favor of an action between Cisco and Relay IP. Relay IP has opposed this motion. Outside counsel believes that there is a possibility that the motion will be granted, but is not able to predict the court's decision at this time. Relay IP's complaint against the Company seeks declaratory judgment, unspecified damages, including enhanced damages, costs, and pre- and post-judgment interest, and any other relief deemed just and proper. Specifically, it is alleged that the Company violated a patent owned by Relay IP through its use of the PIM-SM standard as it relates to the distribution of Multicast PITCH and BATS Multicast Latency Feed. The Company began charging fees for Multicast PITCH on July 1, 2013, and does not directly charge any fees for BATS Multicast Latency Feed. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that it has not infringed any valid patent and intends to vigorously defend this litigation.

In a complaint filed on January 23, 2014 in the U.S. District Court for the District of Kansas, Leveraged Innovations LLC (LI) claimed that the Company infringed several LI patents by allowing the exchange of shares of leveraged exchange traded funds (Leveraged ETFs) through both BZX and BYX. LI claims to own several patents directed to computerized methods for creating and exchanging Leveraged ETFs. LI's complaint against the Company seeks declaratory judgment, damages (including royalties and prejudgment interest), attorneys' fees and costs, injunctive relief, and any other relief provided under the law or deemed just and proper by the court. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that it has not infringed any valid patent and intends to vigorously defend this litigation.

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, and Trading is subject to reviews and inspections by the Financial Industry Regulatory Authority (FINRA).

In February 2012, the Company received a written request from the SEC's Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company's communications with certain market participants (including certain exchange members affiliated with certain of the Company's stockholders and directors) regarding the development, modification and use of order types; the Company's information technology systems; and trading strategies. The Company received a supplemental information request in August 2012 requesting additional information regarding the Company's corporate history, relationships with shareholders and members, and additional questions regarding the development of order types. The Company is cooperating with the staff and all requested information has been provided to date.

In addition, on March 23, 2012, an internal systems problem caused a matching engine failure on the BZX Exchange that ultimately resulted in the need for BATS Global Markets to cancel its IPO. On March 28, 2012, the Company's management met with SEC Commissioners and staff in Washington, DC to discuss the matter. Subsequent to that meeting, the Company was informed by the SEC's Division of Enforcement that it was opening an investigation into the matter. As part of its investigation, the Company received a written information request from the SEC's Division of Enforcement seeking documents related to the IPO, which documents have been produced. The Company is cooperating with the staff. In addition, the Boards of Directors of BATS Global Markets, BZX and BYX have concluded an external review of the events leading up to the failed IPO. The Company and the professionals retained by the Company to conduct the review presented the results of that review to SEC staff in November 2012. The SEC subsequently scheduled testimony with four Company executives for February 2013. The Company continues to cooperate with the SEC on this matter. The Company will defend itself vigorously should the SEC staff recommend that an enforcement action be instituted, or should the SEC determine to institute such action.

On April 10, 2012, members of the Company's management met with representatives from the SEC's Division of Enforcement in Washington, DC to discuss the Company's trading systems and the manner in which orders are processed and executed on our markets. The meeting was a result of an open SEC Enforcement investigation related to high frequency trading. The Company is cooperating with and has provided various information to the staff in connection with this investigation.

If the Company is found to be out of compliance with obligations under the federal securities laws, the Company could be subject to judicial or administrative proceedings that may result in substantial penalties. Any such liability or penalties could have a material adverse effect on the Company's business. At this time, the Company believes it is too early to determine the probability of assertion of a claim or the probability of an unfavorable outcome if any claim is asserted in connection with the investigations described above and the Company is unable to estimate a range of loss, if any.

Guarantees

The Company uses Wedbush Securities and Morgan Stanley to clear its routed cash equities transactions. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's options transactions. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

(21) Quarterly Data (Unaudited) (in Thousands, except per share data)

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2013
Total revenue	$ 218,941	$ 230,468	$ 195,036	$ 197,051	$ 841,496
Operating expenses	22,196	21,774	25,027	26,056	95,053
Operating income	27,709	28,139	25,705	20,225	101,778
Net income	$ 15,995	$ 12,251	$ 9,928	$ 8,664	$ 46,838
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.71	$ 0.54	$ 0.44	$ 0.38	$ 2.07
Diluted earnings per share	$ 0.70	$ 0.54	$ 0.44	$ 0.38	$ 2.06

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2012
Total revenue	$ 214,393	$ 230,735	$ 217,036	$ 222,540	$ 884,704
Operating expenses	32,753	27,665	24,962	32,257	117,637
Operating income	10,924	15,478	18,927	13,987	59,316
Net income	$ 7,506	$ 10,173	$ 11,528	$ 2,367	$ 31,574
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.34	$ 0.45	$ 0.51	$ 0.10	$ 1.40
Diluted earnings per share	$ 0.33	$ 0.45	$ 0.51	$ 0.10	$ 1.39

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2011
Total revenue	$ 209,224	$ 200,836	$ 281,951	$ 234,618	$ 926,629
Operating expenses	19,668	19,719	18,539	31,773	89,699
Operating income	4,757	5,637	19,952	7,939	38,285
Net income	$ 2,681	$ 2,850	$ 12,005	$ 6,012	$ 23,548
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.15	$ 0.16	$ 0.67	$ 0.31	$ 1.29
Diluted earnings per share	$ 0.15	$ 0.15	$ 0.65	$ 0.30	$ 1.26

(22) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2013 through February 25, 2014 the date the consolidated financial statements were issued.

On January 31, 2014, the Company completed the acquisition of 100% of the outstanding common stock of Direct Edge Holding LLC in exchange for 9.8 million shares of common stock of the Company.

Upon consummation of the acquisition of Direct Edge Holding LLC, the Company also entered into (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million. The proceeds received from the term loan were used by the Company to finance the acquisition, repay the debt outstanding at December 31, 2013, pay an extraordinary dividend to shareholders, and other corporate purposes. The term of the loan is six years ending on January 31, 2020 with variable interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 425 basis points (400 if leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans have an interest rate of 0.5% and a three-year term, ending on January 31, 2017. Principal payments on outstanding balances are made on a quarterly basis. In connection with payment of the debt outstanding at December 31, 2013, the associated original issuance discount and debt issuance costs were extinguished resulting in a loss of $13.8 million.

There have been no other subsequent events that have occurred during such period that would require disclosure in the consolidated financial statements or would be required to be recognized in the consolidated financial statements as of and for the year ended December 31, 2013.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Supplementary Information

The Board of Directors
BATS Global Markets, Inc.:

We have audited the consolidated financial statements of BATS Global Markets, Inc. and its subsidiaries (the Company) as of and for the year ended December 31, 2013, and have issued our report thereon dated February 25, 2014 which contained an unmodified opinion on those consolidated financial statements. Our audit was performed for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidating financial statements are presented for the purposes of additional analysis and are not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

KPMG LLP

February 25, 2014

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Financial Condition

(in thousands)

December 31, 2013

Assets	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX, Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Acquisition Corporation	Reclassifications/ eliminations	Consolidated
Current assets:											
Cash and cash equivalents	$ 6,435	$ 3,351	$ 4,345	$ 35,815	$ —	$ 26,786	$ 1,384	$ —	$ —	$ 9,101	$ 87,217
Financial investments:											
Trading investments, at fair value	—	7,004	—	—	—	—	—	—	—	—	7,004
Available-for-sale investments, at fair value	—	—	5,200	22,099	—	—	—	—	—	(9,101)	18,198
Accounts receivable, net	732	—	6,858	39,776	—	6,488	—	—	—	—	53,854
Income taxes receivable	—	854	—	5,888	—	—	—	—	11,418	(17,490)	670
Other receivables	520	22	—	867	—	273	—	—	—	—	1,682
Due from affiliates	—	3,724	12,057	59,922	417	—	71	—	986	(77,177)	—
Deferred income taxes, net	—	—	—	—	—	—	—	—	—	—	—
Prepaid expenses	323	6	185	1,531	—	1,206	—	—	—	354	3,605
Total current assets	8,010	14,961	28,645	165,898	417	34,753	1,455	—	12,404	(94,313)	172,230
Property and equipment, net	—	—	1,946	5,983	—	3,648	—	—	—	—	11,577
Goodwill	—	—	—	—	—	—	197,937	—	—	—	197,937
Intangible assets, net	217	—	—	—	—	—	48,778	—	—	—	48,995
Debt issuance costs, net	5,000	—	—	—	—	—	—	—	—	(354)	4,646
Deferred income taxes, net	343	2,419	(37)	4,638	—	—	—	—	1,879	—	9,242
Other assets	63	15	—	1,609	—	292	—	—	—	—	1,979
Investment in EuroCCP	—	—	—	—	—	10,337	—	—	—	—	10,337
Investment in BATS Trading, Inc.	7,075	—	—	—	—	—	—	—	—	(7,075)	—
Investment in BATS Y-Exchange, Inc.	17,131	—	—	—	—	—	—	—	—	(17,131)	—
Investment in BATS Exchange, Inc.	122,736	—	—	—	—	—	—	—	—	(122,736)	—
Investment in BATS Trading Limited	—	—	—	—	—	—	—	—	292,450	(292,450)	—
Investment in BATS FX, Inc.	(266)	—	—	—	—	—	—	—	—	266	—
Investment in Chi-X Europe, Ltd.	—	—	—	—	—	248,166	—	—	—	(248,166)	—
Investment in Omicron Holdings	306,490	—	—	—	—	—	—	—	—	(306,490)	—
Investment in Omicron Acquisition Corp	—	—	—	—	—	—	—	306,490	—	(306,490)	—
Total assets	$ 466,799	$ 17,395	$ 30,554	$ 178,128	$ 417	$ 297,196	$ 248,170	$ 306,490	$ 306,733	$ (1,394,939)	$ 456,943
Liabilities and Stockholders' Equity											
Current liabilities:											
Accounts payable and accrued expenses	$ 15,055	$ 3,586	$ 3,029	$ 17,430	$ 144	$ 3,286	$ 4	$ —	$ —	$ (17,490)	$ 25,044
Due to affiliates	65,374	6,732	3,540	—	539	992	—	—	—	(77,177)	—
Section 31 fees payable	—	—	6,834	29,934	—	—	—	—	—	—	36,768
Current portion of long-term debt	45,000	—	—	—	—	—	—	—	—	(27,578)	17,422
Contingent consideration liability	—	—	—	—	—	—	—	—	—	—	—
Deferred income taxes	(342)	2	20	338	—	—	—	—	243	—	261
Total current liabilities	125,087	10,320	13,423	47,702	683	4,278	4	—	243	(122,245)	79,495
Long-term debt, less current portion	201,024	—	—	—	—	—	—	—	—	27,578	228,602
Unrecognized tax benefits	—	—	—	6,732	—	—	—	—	—	—	6,732
Other liabilities	672	—	—	958	—	468	—	—	—	—	2,098
Stockholders' equity:											
Common stock	239	—	—	—	—	—	55,450	—	—	(55,450)	239
Common stock in treasury	(42,651)	—	—	—	—	—	—	—	—	—	(42,651)
Additional paid-in capital	128,604	9,501	7,297	74,343	71	327,087	215,882	303,095	303,130	(1,240,406)	128,604
Retained (deficit) earnings	44,287	(2,426)	9,834	48,392	(337)	(49,918)	(38,850)	(7,839)	(7,874)	49,018	44,287
Accumulated other comprehensive income, net	9,537	—	—	1	—	15,281	15,684	11,234	11,234	(53,434)	9,537
Total stockholders' equity	140,016	7,075	17,131	122,736	(266)	292,450	248,166	306,490	306,490	(1,300,272)	140,016
Total liabilities and stockholders' equity	$ 466,799	$ 17,395	$ 30,554	$ 178,128	$ 417	$ 297,196	$ 248,170	$ 306,490	$ 306,733	$ (1,394,939)	$ 456,943

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES
Consolidating Statement of Financial Condition
(in thousands)
December 31, 2012

Assets	BATS Global Markets, Inc	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Acquisition Corporation	Reclassifications/ eliminations	Consolidated
Current assets:											
Cash and cash equivalents	$ 336	$ 3,505	$ 11,788	$ 37,950	$ 467	$ 20,699	$ 3,799	$ —	$ 3,970	$ —	$ 82,514
Financial investments											
Trading investments, at fair value	—	7,497	—	—	—	—	—	—	—	—	7,497
Available-for-sale investments, at fair value	—	—	3,099	19,196	—	—	—	—	—	—	22,295
Accounts receivable, net	—	—	10,266	45,957	—	4,524	1	—	—	—	60,748
Income taxes receivable	—	867	—	—	136	—	—	—	14,979	(15,328)	654
Other receivables	—	33	5	1,117	—	649	—	—	—	—	1,804
Due from affiliates	—	4,504	2,199	11,451	—	1,683	1,426	—	1,972	(23,235)	—
Deferred income taxes, net	—	181	41	141	—	—	—	—	3,895	(4,258)	—
Prepaid expenses	2,337	6	55	1,886	10	580	—	—	—	—	4,874
Total current assets	2,673	16,593	27,453	117,698	613	28,135	5,226	—	24,816	(42,821)	180,386
Property and equipment, net	—	—	1,971	7,295	421	7,128	182	—	—	—	16,997
Goodwill	—	—	—	—	—	—	194,294	—	—	—	194,294
Intangible assets, net	217	—	—	—	—	—	57,379	—	—	—	57,596
Debt issuance costs, net	4,997	—	—	—	—	—	—	—	—	—	4,997
Deferred income taxes, net	10,685	3,187	69	3,954	197	—	—	—	1,794	(6,547)	13,339
Note receivable	—	—	—	1,000	—	—	—	—	—	—	1,000
Other assets	62	4	—	357	—	538	—	—	—	—	961
Investment in BATS Trading, Inc.	5,453	—	—	—	—	—	—	—	—	(5,453)	—
Investment in BATS Y-Exchange, Inc.	7,837	—	—	—	—	—	—	—	—	(7,837)	—
Investment in BATS Exchange, Inc.	74,868	—	—	—	—	—	—	—	—	(74,868)	—
Investment in BATS Trading Limited	—	—	—	—	—	—	—	—	283,805	(283,805)	—
Investment in BATS FX, Inc.	(253)	—	—	—	—	—	—	—	—	253	—
Investment in Chi-X Europe, Ltd.	—	—	—	—	—	257,135	—	—	—	(257,135)	—
Investment in Omicron Holdings	304,675	—	—	—	—	—	—	—	—	(304,675)	—
Investment in Omicron Intermediate Holdings	—	—	—	—	—	—	—	—	—	—	—
Investment in Omicron Acquisition Corp	—	—	—	—	—	—	—	304,675	—	(304,675)	—
Total assets	$ 411,214	$ 19,784	$ 29,493	$ 130,304	$ 1,231	$ 292,936	$ 257,081	$ 304,675	$ 310,415	$ (1,287,563)	$ 469,570
Liabilities and Stockholders' Equity											
Current liabilities:											
Accounts payable and accrued expenses	$ 16,231	$ 4,584	$ 5,505	$ 10,231	$ 547	$ 4,919	$ (54)	$ —	$ —	$ (15,328)	$ 26,635
Due to affiliates	10,152	—	4,200	4,511	934	3,411	—	—	27	(23,235)	—
Section 31 fees payable	—	—	11,712	39,578	—	—	—	—	—	—	51,290
Current portion of long-term debt	48,776	—	—	—	—	—	—	—	—	—	48,776
Contingent consideration liability	—	—	—	—	—	—	—	—	3,780	—	3,780
Deferred income taxes	2,318	48	—	369	3	—	—	—	1,926	(4,258)	406
Total current liabilities	77,477	4,632	21,417	54,689	1,484	8,330	(54)	—	5,733	(42,821)	130,887
Long-term debt less current portion	238,843	—	—	—	—	—	—	—	—	—	238,843
Unrecognized tax benefits	—	9,699	—	—	—	—	—	—	—	—	9,699
Other liabilities	935	—	—	747	—	801	—	—	—	—	2,483
Deferred income taxes	6,301	—	239	—	—	—	—	—	7	(6,547)	—
Stockholders' equity:											
Common stock	236	—	—	—	—	—	55,452	—	—	(55,452)	236
Common stock in treasury	(40,322)	—	—	—	—	—	—	—	—	—	(40,322)
Additional paid-in capital	125,601	10,701	7,139	72,631	71	342,202	215,880	316,690	317,471	(1,282,785)	125,601
Retained (deficit) earnings	(2,551)	(5,248)	698	2,235	(324)	(67,123)	(25,035)	(16,675)	(17,459)	128,931	(2,551)
Accumulated other comprehensive income, net	4,694	—	—	2	—	8,726	10,838	4,660	4,663	(28,889)	4,694
Total stockholders' equity	87,658	5,453	7,837	74,868	(253)	283,805	257,135	304,675	304,675	(1,238,195)	87,658
Total liabilities and stockholders' equity	$ 411,214	$ 19,784	$ 29,493	$ 130,304	$ 1,231	$ 292,936	$ 257,081	$ 304,675	$ 310,415	$ (1,287,563)	$ 469,570

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Operations

(in thousands)

Year ended December 31, 2013

	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX, Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Acquisition Corporation	Eliminations	Consolidated
Revenues:											
Transaction fees	$ —	$ 50,638	$ 16,377	$ 478,568	$ —	$ 71,486	$ 42	$ —	$ —	$ (4,305)	$ 612,806
Market data fees	—	—	9,139	42,996	—	7,222	—	—	—	—	59,357
Regulatory transaction fees	—	—	22,339	105,075	—	—	—	—	—	—	127,414
Port fees	—	—	6,692	24,947	—	7,573	2	—	—	(110)	39,104
Other	—	—	63	2,663	—	80	9	—	—	—	2,815
Total revenues	—	50,638	54,610	654,249	—	86,361	53	—	—	(4,415)	841,496
Cost of revenues:											
Liquidity payments	—	—	9,738	436,174	—	28,787	—	—	—	(11)	474,688
Routing and clearing	—	46,719	—	—	—	14	36	—	—	(4,293)	42,476
Section 31 fees	—	—	22,339	105,075	—	—	—	—	—	—	127,414
Other	—	87	—	—	—	—	—	—	—	—	87
Total cost of revenues	—	46,806	32,077	541,249	—	28,801	36	—	—	(4,304)	644,665
Revenues less cost of revenues	—	3,832	22,533	113,000	—	57,560	17	—	—	(111)	196,831
Operating expenses:											
Compensation and benefits	111	447	3,803	20,661	—	16,051	384	—	—	—	41,457
Depreciation and amortization	—	—	1,183	4,104	—	3,731	6,151	—	—	—	15,169
Systems and data communication	—	1,109	987	3,976	—	3,650	—	—	—	(110)	9,612
Occupancy	—	60	184	965	—	624	—	—	—	—	1,833
Professional and contract services	4,576	228	225	1,525	13	1,558	—	—	—	—	8,125
Regulatory costs	—	—	745	3,725	—	907	—	—	—	—	5,377
Impairment of assets	—	—	—	—	—	—	3,478	—	—	—	3,478
General and administrative	1,181	489	882	3,819	6	3,625	—	—	—	—	10,002
Total operating expenses	5,868	2,333	8,009	38,775	19	30,146	10,013	—	—	(110)	95,053
Operating (loss) income	(5,868)	1,499	14,524	74,225	(19)	27,414	(9,996)	—	—	(1)	101,778
Interest and investment (expense) income	(25,973)	8	8	51	—	77	—	—	3	1	(25,825)
Other income (expense)	—	1	—	6	—	(293)	—	—	(4)	—	(290)
(Loss) income before income tax (benefit) provision	(31,841)	1,508	14,532	74,282	(19)	27,198	(9,996)	—	(1)	—	75,663
Income tax (benefit) provision	(8,791)	(1,315)	5,396	28,120	(6)	—	—	—	5,421	—	28,825
Equity in net income of BATS Trading, Inc.	2,823	—	—	—	—	—	—	—	—	(2,823)	—
Equity in net income of BATS Y-Exchange, Inc.	9,136	—	—	—	—	—	—	—	—	(9,136)	—
Equity in net income of BATS Exchange, Inc.	46,162	—	—	—	—	—	—	—	—	(46,162)	—
Equity in net loss of BATS FX, Inc.	(13)	—	—	—	—	—	—	—	—	13	—
Equity in net income of BATS Trading Limited	—	—	—	—	—	—	—	—	17,202	(17,202)	—
Equity in net loss of Chi-X Europe, Ltd	—	—	—	—	—	(9,996)	—	—	—	9,996	—
Equity in net income of Omicron Holdings, Inc	11,780	—	—	—	—	—	—	—	—	(11,780)	—
Equity in net income of Omicron Acquisition Corp	—	—	—	—	—	—	—	11,780	—	(11,780)	—
Net income (loss)	$ 46,838	$ 2,823	$ 9,136	$ 46,162	$ (13)	$ 17,202	$ (9,996)	$ 11,780	$ 11,780	$ (88,874)	$ 46,838

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Operations

(in thousands)

Year ended December 31, 2012

	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS FX, Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Acquisition Corporation	Eliminations	Consolidated
Revenues:											
Transaction fees	$ —	$ 59,630	$ 17,520	$ 497,660	$ —	$ 51,676	$ 23,724	$ —	$ —	$ (4,900)	$ 645,310
Market data fees	—	—	12,654	44,644	—	2,573	382	—	—	—	60,253
Regulatory transaction fees	—	—	31,482	116,610	—	—	—	—	—	—	148,092
Other	—	—	3,053	23,578	—	3,848	625	—	—	(55)	31,049
Total revenues	—	59,630	64,709	682,492	—	58,097	24,731	—	—	(4,955)	884,704
Cost of revenues:											
Liquidity payments	—	—	10,085	451,427	—	32,059	14,998	—	—	(400)	508,169
Routing and clearing	—	55,771	—	—	—	—	—	—	—	(4,500)	51,271
Section 31 fees	—	—	31,482	116,610	—	—	—	—	—	—	148,092
Other	130	79	—	10	—	—	—	—	—	—	219
Total cost of revenues	130	55,850	41,567	568,047	—	32,059	14,998	—	—	(4,900)	707,751
Revenues less cost of revenues	(130)	3,780	23,142	114,445	—	26,038	9,733	—	—	(55)	176,953
Operating expenses:											
Compensation and benefits	60	376	4,048	19,422	346	15,920	8,240	—	—	—	48,412
Depreciation and amortization	—	111	860	4,591	—	4,098	7,381	—	—	—	17,041
Systems and data communication	—	890	1,065	4,726	—	3,805	1,468	—	—	(55)	11,899
Occupancy	—	49	193	735	12	1,107	248	—	—	—	2,344
Professional and contract services	4,356	290	481	2,966	20	1,050	61	—	—	—	9,224
Regulatory costs	—	—	868	4,143	—	627	47	—	—	—	5,685
Changes in fair value of contingent consideration liability	—	—	—	—	—	—	12,400	—	—	—	12,400
General and administrative	1,395	478	829	3,465	139	3,814	512	—	—	—	10,632
Total operating expenses	5,811	2,194	8,344	40,048	517	30,421	30,357	—	—	(55)	117,637
Operating (loss) income	(5,941)	1,586	14,798	74,397	(517)	(4,383)	(20,624)	—	—	—	59,316
Interest and investment (expense) income	(911)	21	14	113	—	34	83	—	—	—	(646)
Other income (expense)	—	7	—	53	—	(653)	30	—	—	—	(563)
(Loss) income before income tax (benefit) provision	(6,852)	1,614	14,812	74,563	(517)	(5,002)	(20,511)	—	—	—	58,107
Income tax (benefit) provision	(3,594)	5,998	5,555	27,606	(193)	—	—	—	(8,839)	—	26,533
Equity in net loss of BATS Trading, Inc.	(4,384)	—	—	—	—	—	—	—	—	4,384	—
Equity in net income of BATS Y-Exchange, Inc.	9,257	—	—	—	—	—	—	—	—	(9,257)	—
Equity in net income of BATS Exchange, Inc.	46,957	—	—	—	—	—	—	—	—	(46,957)	—
Equity in net loss of BATS FX, Inc.	(324)	—	—	—	—	—	—	—	—	324	—
Equity in net loss of BATS Trading Limited	—	—	—	—	—	—	—	—	(25,513)	25,513	—
Equity in net loss of Chi-X Europe, Ltd	—	—	—	—	—	(20,511)	—	—	—	20,511	—
Equity in net loss of Omicron Holdings, Inc	(16,674)	—	—	—	—	—	—	—	—	16,674	—
Equity in net loss of Omicron Intermediate Holdings, Inc.	—	—	—	—	—	—	—	—	—	—	—
Equity in net loss of Omicron Acquisition Corp	—	—	—	—	—	—	—	(16,674)	—	16,674	—
Net income (loss)	$ 31,574	$ (4,384)	$ 9,257	$ 46,957	$ (324)	$ (25,513)	$ (20,511)	$ (16,674)	$ (16,674)	$ 27,866	$ 31,574

See accompanying independent auditors' report.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidating Statement of Operations

(in thousands)

Year ended December 31, 2011

	BATS Global Markets, Inc.	BATS Trading, Inc.	BATS Y-Exchange, Inc.	BATS Exchange, Inc.	BATS Trading Limited	Chi-X Europe Limited	Omicron Holdings	Omicron Intermediate Holdings	Omicron Acquisition Corporation	Eliminations	Consolidated
Revenues:											
Transaction fees	$ —	$ 79,772	$ 10,666	$ 579,824	$ 22,968	$ 4,773	$ —	$ —	$ —	$ (2,646)	$ 695,357
Market data fees	—	—	9,613	45,980	—	—	—	—	—	—	55,593
Regulatory transaction fees	—	—	24,556	131,924	—	—	—	—	—	—	156,480
Other	—	—	—	18,570	399	249	—	—	—	(19)	19,199
Total revenues	—	79,772	44,835	776,298	23,367	5,022	—	—	—	(2,665)	926,629
Cost of revenues:											
Liquidity payments	—	—	11,144	541,493	13,066	3,046	—	—	—	(2,646)	566,103
Routing and clearing	—	74,364	—	—	1,621	—	—	—	—	—	75,985
Section 31 fees	—	—	24,556	131,924	—	—	—	—	—	—	156,480
Other	—	65	—	12	—	—	—	—	—	—	77
Total cost of revenues	—	74,429	35,700	673,429	14,687	3,046	—	—	—	(2,646)	798,645
Revenues less cost of revenues	—	5,343	9,135	102,869	8,680	1,976	—	—	—	(19)	127,984
Operating expenses:											
Compensation and benefits	—	422	3,409	21,857	10,114	7,145	—	—	—	—	42,947
Depreciation and amortization	—	—	644	4,859	2,128	663	—	—	—	99	8,393
Systems and data communication	—	798	1,325	4,952	2,623	473	—	—	—	(118)	10,053
Occupancy	—	41	160	781	475	49	—	—	—	—	1,506
Professional and contract services	7,733	301	88	1,576	469	123	—	—	—	—	10,290
Regulatory costs	—	—	598	4,753	111	15	—	—	—	—	5,477
Change in fair value of contingent consideration liability	—	—	—	—	—	300	—	—	—	—	300
General and administrative	975	1,115	714	3,662	2,835	217	—	—	1,215	—	10,733
Total operating expenses	8,708	2,677	6,938	42,440	18,755	8,985	—	—	1,215	(19)	89,699
Operating (loss) income	(8,708)	2,666	2,197	60,429	(10,075)	(7,009)	—	—	(1,215)	—	38,285
Interest and investment income	—	34	6	97	15	22	—	—	—	—	174
Other (expense) income	(6)	(10)	—	76	(132)	(44)	—	—	—	—	(116)
(Loss) income before income tax (benefit) provision	(8,714)	2,690	2,203	60,602	(10,192)	(7,031)	—	—	(1,215)	—	38,343
Income tax provision (benefit)	(5,668)	2,126	829	20,441	—	(2,500)	—	—	(433)	—	14,795
Equity in net income of BATS Trading, Inc.	564	—	—	—	—	—	—	—	—	(564)	—
Equity in net income of BATS Y-Exchange, Inc.	1,374	—	—	—	—	—	—	—	—	(1,374)	—
Equity in net income of BATS Exchange, Inc.	40,161	—	—	—	—	—	—	—	—	(40,161)	—
Equity in net loss of BATS Trading Limited	(10,192)	—	—	—	—	—	—	—	—	10,192	—
Equity in net loss of Chi-X Europe, Ltd	(1,495)	—	—	—	—	—	—	—	(3,036)	4,531	—
Equity in net loss of Omicron Holdings, Inc	(2,998)	—	—	—	—	—	—	(820)	—	3,818	—
Equity in net loss of Omicron Intermediate Holdings, Inc	(820)	—	—	—	—	—	—	—	—	820	—
Equity in net loss of Omicron Acquisition Corp	—	—	—	—	—	—	(3,818)	—	—	3,818	—
Net income (loss)	$ 23,548	$ 564	$ 1,374	$ 40,161	$ (10,192)	$ (4,531)	$ (3,818)	$ (820)	$ (3,818)	$ (18,920)	$ 23,548

See accompanying independent auditors' report.